UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170247

DIVISION OF
CORPORATION FINANCE

March 22, 2017

Gary Gerstman
Sidley Austin LLP
ggerstman@sidley.com

Re: PayPal Holdings, Inc.
Incoming letter dated January 23, 2017

Dear Mr. Gerstman:

This is in response to your letters dated January 23, 2017 and March 21, 2017 concerning the shareholder proposal submitted to PayPal by John Chevedden. We also have received letters from the proponent dated January 24, 2017, February 12, 2017, February 21, 2017, February 22, 2017, February 28, 2017, March 6, 2017 and March 21, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 22, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PayPal Holdings, Inc.
Incoming letter dated January 23, 2017

The proposal requests that the board take the steps necessary to enable at least 50 shareholders to aggregate their shares for purposes of proxy access.

There appears to be some basis for your view that PayPal may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that PayPal will provide shareholders at its 2017 annual meeting with an opportunity to approve an amendment to its certificate of incorporation in a manner that substantially implements the proposal. Accordingly, we will not recommend enforcement action to the Commission if PayPal omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 21, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
PayPal Holdings, Inc. (PYPL)
Proxy Access – 50 Participants
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 23, 2017 no-action request.

The company March 21, 2017 letter claims the company increased by 33% the number of participants in shareholder proxy access.

However the company failed to address precedents like *Sempra Energy* (March 2, 2017). Sempra Energy avoided a rule 14a-8 proxy access proposal to increase the number of participants by 150% based on its claim that increasing the number of participants by 150% did not make any meaningful difference.

The company failed to resolve the company contradiction that supposedly a 33% change is meaningful and a 150% change is not – according to precedent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Brian Yamasaki <byamasaki@paypal.com>

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
+1 312 853 7000
+1 312 853 7036 FAX

ggerstman@sidley.com
+1 312 853.2060

March 21, 2017

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: PayPal Holdings, Inc. – Shareholder Proposal submitted by John Chevedden – Proposed Amendment to Certificate of Incorporation Approved by Governance Committee and Board of Directors

Ladies and Gentlemen:

On January 23, 2017, we submitted a letter (the "No-Action Request") on behalf of our client PayPal Holdings, Inc., a Delaware corporation ("PayPal" or the "Company"), notifying the Staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent") and respectfully requesting that the Staff concur in our and the Company's view that the Proposal may be properly excluded from the 2017 Proxy Materials.

In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

Basis for Supplemental Letter

In the No-Action Request, we indicated that the Company expected its Governance Committee and Board of Directors, at their next scheduled meetings in March 2017, to adopt resolutions we believe would substantially implement the Proposal (as described in further detail in the No-Action Request) and that we would supplementally notify the Staff when this action occurred. We are now submitting this letter to inform the Staff that the Governance Committee and the Board of Directors have taken such action. This supplemental letter confirms that, at its March 21, 2017 meeting, the Board of Directors took formal action (i) approving the proposed amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") to increase the Company's aggregation limit, for proxy access purposes, from 15 to 20 (the "Proposed Amendment"); (ii) approving the submission of the Proposed Amendment to a stockholder vote at the Company's 2017 Annual Meeting of Stockholders and (iii) recommending that the stockholders of the Company approve the Proposed Amendment at the 2017 Annual Meeting (together, the "Resolutions"). Through the Board of Director's adoption of the Resolutions, we believe that the Company has substantially implemented the Proposal by adopting and submitting and recommending for stockholder approval an aggregation limit of 20 beneficial owners for proxy access purposes.

The text of the entire Certificate of Incorporation, reflecting the Proposed Amendment, is attached hereto as Exhibit A and the text of the Proposed Amendment is as follows (additions are underlined in bold text and deletions are struck through). The following revision to the first sentence of Article VI, Clause E(iii) of the Certificate of Incorporation is the only required change to the Company's Bylaws and Certificate of Incorporation necessary to effect this proposed change to the Company's aggregation limit for proxy access purposes:

Article VI, Clause E(iii), First Sentence

(iii) An Eligible Stockholder is one or more stockholders of record who own and have owned, or are acting on behalf of one or more beneficial owners who own and have owned (in each case as defined below), continuously for at least thirty-six (36) months as of both the date that the Notice is received by the corporation pursuant to this Clause E, and as of the record date for determining stockholders eligible to vote at the annual meeting, Common Stock of the corporation representing at least three percent (3%) of the corporation's issued and outstanding Common Stock (the "Required Shares"), and who continue to own the Required Shares at all times between the date such Notice is received by the corporation and the date of the applicable meeting of stockholders, provided that the aggregate number of stockholders, and, if and to the extent that a stockholder is acting on behalf of one or more beneficial owners, of such beneficial owners, whose stock ownership is counted for the purpose of satisfying the foregoing ownership requirement shall not exceed ~~fifteen (15)~~ **twenty (20)**.

Conclusion

For the foregoing reasons and those set forth in the No-Action Request, we are of the view that the Proposal has been substantially implemented by the Proposed Amendment and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

* * * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at ggerstman@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (312) 853-2060.

Sincerely,

Gary Gerstman

Gary Gerstman

Attachments

cc: Brian Yamasaki, Corporate Secretary, PayPal Holdings, Inc.
John Chevedden

Exhibit A
Proposed Amendments to Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PAYPAL HOLDINGS, INC.

PayPal Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

A. The name of the corporation is PayPal Holdings, Inc. The date of the filing of its original certificate of incorporation with the Secretary of State was January 30, 2015.

B. This amended and restated certificate of incorporation amends, restates and integrates the certificate of incorporation of said corporation (the "original certificate of incorporation") and has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL") by the written consent of its sole stockholder in accordance with Section 228 of the DGCL.

C. The text of the original certificate of incorporation is hereby amended and restated to read herein as set forth in full.

D. This Amended and Restated Certificate of Incorporation shall be effective at 11:59 p.m. Eastern Standard Time on July 17, 2015.

ARTICLE I

The name of the corporation is PayPal Holdings, Inc. (the "corporation").

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

A. The total number of shares of all classes of stock which the corporation has the authority to issue is 4,100,000,000 shares, consisting of two classes: 4,000,000,000 shares of common stock, $0.0001 par value per share (the "Common Stock"), and 100,000,000 shares of preferred stock, 0.0001 par value per share (the "Preferred Stock").

B. Except as may otherwise be provided in this certificate of incorporation, in a Certificate of Designation (as defined below) or as required by law, the holders of the outstanding shares of Common Stock shall have the right to vote on all questions to the exclusion of all other stockholders, each holder of record of Common Stock being entitled to one vote for each share of Common Stock standing in the name of the stockholder on the books of the corporation.

C. The Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of Preferred Stock in one or more series, for such consideration and for such corporate purposes as the Board of Directors (or a duly authorized committee thereof) may from time to time determine, and, by filing a certificate (referred to as a "Certificate of Designation") pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof to the fullest extent now or hereafter permitted by this certificate of incorporation and the laws of the State of Delaware, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, as shall be stated and expressed in a resolution or resolutions adopted by the Board of Directors (or such committee thereof) providing for the issuance of, or increase or decrease of the number of shares of, such series of Preferred Stock.

D. Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock. Each series of Preferred Stock shall be distinctly designated. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(i) the designation of the series, which may be by distinguishing number, letter or title;

(ii) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Certificate of Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(iii) the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(iv) dates at which dividends, if any, shall be payable;

(v) the redemption rights and price or prices, if any, for shares of the series;

(vi) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(vii) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(viii) whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(ix) restrictions on the issuance of shares of the same series or of any other class or series; and

(x) the voting rights, if any, of the holders of shares of the series.

ARTICLE V

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation shall have the power to adopt, amend or repeal by-laws of the corporation (the "Bylaws"), in whole or in part.

ARTICLE VI

A. Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

B. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors that the corporation would have if there were no vacancies.

C. Each nominee for director, other than those who may be elected by the holders of Preferred Stock under specified circumstances, shall stand for election as a director at the next annual meeting of stockholders and shall, if elected, hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified, subject to their earlier death, resignation, retirement or removal from service as a director.

D. Advance notice of stockholder nominations for the election of directors and of any stockholder proposals to be considered at an annual stockholder meeting shall be given in the manner provided in the Bylaws. Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board of Directors, including by any committee or persons appointed by the Board of Directors, (ii) by a stockholder who (1) was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of shares of the corporation) both at the time of giving the notice provided for in the Bylaws and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the procedures set forth in the Bylaws as to such nomination or (iii) by a stockholder or group of stockholders as provided in Clause E of this Article VI. The foregoing Clauses (ii) and (iii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting (other than, if permitted by Article VII, pursuant to a Special Meeting Request).

E. Subject to the terms and conditions of this Clause E and the applicable provisions of the Bylaws, the corporation shall include in its proxy statement for an annual meeting of the stockholders of the corporation the name, together with the Required Information (defined below), of any person nominated for election (the "Stockholder Nominee") to the Board of Directors by one or more stockholders that satisfy, the requirements of this Clause E (such person or group, the "Eligible Stockholder"), and that expressly elects at the time of providing the notice required by this Clause E to have its nominee included in the corporation's proxy materials pursuant to this Clause E. Such notice shall consist of all of the information required in a stockholder's notice required by the Bylaws with respect to any director nomination, in proper form, along with a copy of the Eligible Stockholder's Schedule 14N (the "Schedule 14N") that has been or will be filed with the Securities and Exchange Commission (the "Commission") in accordance with Rule 14a-18 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act"), and any additional information as required to be delivered to the corporation by this Clause E (all such information collectively referred to as the "Notice"), and such Notice shall be delivered to the corporation in accordance with the procedures and at the times set forth in this Clause E. This Clause E shall be the exclusive means by which the corporation may be required (subject to the terms and conditions of this Clause E and the applicable provisions of the Bylaws) to include in its proxy statement for any meeting of the stockholders of the corporation any person nominated for election to the Board of Directors by a stockholder. Without limiting the foregoing:

(i) The Notice, to be timely, must be delivered to or mailed and received at the principal executive offices of the corporation within the time periods applicable to stockholder notices of nominations delivered pursuant to the Bylaws and further be updated and supplemented, if necessary, in accordance with the Bylaws. In addition, for the Notice to be timely, an Eligible Stockholder must file or cause to be filed its Schedule 14N with the Commission no later than the thirtieth (30th) day following the final date specified in the Bylaws for delivery of the Notice. In no event shall any adjournment or postponement of an annual meeting, the date of which has been announced by the corporation, commence a new time period for the giving of a Notice. For the avoidance of doubt, the requirement to update and supplement a Notice and to file a Schedule 14N with the Commission shall not allow an Eligible Stockholder to change or add any proposed Stockholder Nominee.

(ii) Subject to the provisions of this Clause E(ii), the maximum number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in proxy materials of the corporation pursuant to this Clause E but either are subsequently withdrawn, or that the Board of Directors itself determines to nominate for election) appearing in the corporation's proxy materials with respect to any annual meeting of stockholders shall not exceed 20% of the number of directors in office as of the last day on which the Notice may be delivered, or if such amount is not a whole number, the closest whole number below 20% of such number of directors (the "Permitted Number"); provided, that the Permitted Number shall be reduced by (1) the number of such director candidates for which the corporation shall have received one or more valid stockholder notices nominating director candidates pursuant to Clause D(ii) of this Article VI, (2) the number of directors or director candidates that the corporation has agreed to include in its proxy materials as a nominee pursuant to an agreement, arrangement or other understanding with a stockholder or group of stockholders and (3) the number of directors in office and whom the Board of Directors is renominating for election for whom access to the corporation's proxy materials was previously provided pursuant to this Clause E (other than any such director who has served as a director continuously for at least twenty-four (24) months), but only to the extent that the Permitted Number after such reduction with respect to this clause (3) equals or exceeds one (1); provided, further, that if one or more vacancies for any reason occurs on the Board of Directors at any time before the date of the annual meeting and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. If the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Clause E exceeds the Permitted Number, each Eligible Stockholder will select one Stockholder Nominee for inclusion in the corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of Common Stock each Eligible Stockholder disclosed as owned in its Notice. If the Permitted Number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(iii) An Eligible Stockholder is one or more stockholders of record who own and have owned, or are acting on behalf of one or more beneficial owners who own and have owned (in each case as defined below), continuously for at least thirty-six (36) months as of both the date that the Notice is received by the corporation pursuant to this Clause E, and as of the record date for determining stockholders eligible to vote at the annual meeting, Common Stock of the corporation representing at least three percent (3%) of the corporation's issued and outstanding Common Stock (the "Required Shares"), and who continue to own the Required Shares at all times between the date such Notice is received by the corporation and the date of the applicable meeting of stockholders, provided that the aggregate number of stockholders, and, if and to the extent that a stockholder is acting on behalf of one or more beneficial owners, of such beneficial owners, whose stock ownership is counted for the purpose of satisfying the foregoing ownership requirement shall not exceed ~~fifteen (15)~~ **twenty(20)**. Two or more funds that are (1) under common management and investment control or (2) under common management and funded primarily by a single employer (such funds together under each of (1) or (2) comprising a "Qualifying Fund") shall be treated as one stockholder for the purpose of determining the aggregate number of stockholders in this Clause E, provided that each fund comprising a Qualifying Fund otherwise meets the requirements set forth in this Clause E. No stockholder or beneficial holder may be a member of more than one group constituting an Eligible Stockholder under this Clause E. A record holder acting on behalf of a beneficial owner will be counted as a stockholder only with respect to the shares owned by beneficial owners on whose behalf such record holder has been directed in writing to act, and, with respect to the shares covered by such directions, will be deemed to be the same stockholder as the beneficial owner for purposes of determining the number of stockholders whose holdings may be considered as part of an Eligible Stockholder's holdings.

(iv) No later than the final date specified in this Clause E for delivery of the Notice, an Eligible Stockholder must provide the following information in writing to the Secretary of the corporation: (1) one or more written statements from the record holders of the shares (and from each intermediary through which the shares are or have been held during the requisite thirty-six (36)-month holding period) verifying that, as of a date within seven calendar days prior to the date the Notice is received by the corporation, the Eligible Stockholder owns, and has owned continuously for the preceding thirty-six (36) months, the Required Shares, and the Eligible Stockholder's agreement to provide, within five (5) business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date; (2) the information required to be set forth in the Notice, together with the written consent of each Stockholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected; (3) a representation that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder) (a) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the corporation, and does not presently have such intent, (b) presently intends to maintain qualifying ownership of the Required Shares through the date of the annual meeting, (c) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than its Stockholder Nominee(s) being nominated pursuant to this Clause E, (d) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (e) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the corporation and (f) will provide facts, statements and other information in all communications with the corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading and otherwise comply with all applicable laws, rules and regulations in connection with any actions taken pursuant to this Clause E; (4) in the case of a nomination by a group of stockholders that together is such an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and (5) an undertaking that the Eligible Stockholder agrees to (a) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the corporation or out of the information that the Eligible Stockholder provided to the corporation, (b) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any violation of law, regulation or contract (including any provisions of this certificate of incorporation or the corporation's Bylaws) in connection with any nomination submitted by the Eligible Stockholder pursuant to this Clause E, and (c) file with the Commission under Regulation 14A of the Exchange Act any solicitation or other communication with the corporation's stockholders relating to the meeting at which the Stockholder Nominee will be nominated.

(v) The Eligible Stockholder may provide to the Secretary, at the time the Notice is timely delivered to the corporation pursuant to this Clause E, a written statement for inclusion in the corporation's proxy statement for the annual meeting, not to exceed 500 words, in support of the Stockholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Clause E, the corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is materially false or misleading, omits to state any material fact, or would violate any applicable law or regulation. Nothing in this certificate of incorporation shall limit the corporation's ability to solicit against and include in the proxy statement its own statement relating to any Stockholder Nominee.

(vi) At the request of the corporation, each Stockholder Nominee must (1) provide an executed agreement, in a form deemed satisfactory by the Board of Directors or its designee, that (a) the Stockholder Nominee has read and agrees, if elected, to serve as a member of the Board of Directors, to adhere to the corporation's Corporate Governance Guidelines and Code of Conduct and any other corporation policies and guidelines applicable to directors, and (b) that the Stockholder Nominee is not and will not become a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with his or her nomination, service or action as a director of the corporation, or any agreement, arrangement or understanding with any person or entity as to how the Stockholder Nominee would vote or act on any issue or question as a director, in each case that has not been fully disclosed to the corporation; (2) submit completed and signed questionnaires required of the corporation's directors (forms of which shall be made available by the Secretary following written request); and (3) provide such additional information as necessary to permit the Board of Directors to determine if such Stockholder Nominee is independent under the listing standards of each principal U.S. exchange upon which the Common Stock is listed, any applicable rules of the Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the corporation's directors. If any information or communications provided by or on behalf of the Eligible Stockholder or the Stockholder Nominee to the corporation or its stockholders ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary of any defect in such previously provided information and of the information that is required to correct any such defect.

(vii) Any Stockholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of stockholders but either (1) withdraws from or becomes ineligible or unavailable for election at the annual meeting (other than by reason of such Stockholder Nominee's death, disability or other health reason) or (2) does not receive at least 10% of the votes cast in favor of the election of such Stockholder Nominee (as calculated pursuant to the applicable provisions of the Bylaws), will be ineligible to be a Stockholder Nominee pursuant to this Clause E for the next two (2) annual meetings of stockholders of the corporation. Any Stockholder Nominee who is included in the corporation's proxy statement for a particular annual meeting of stockholders, but subsequently is determined not to satisfy the eligibility requirements of this Clause E or any other provision of this certificate of incorporation or the corporation's Bylaws, Corporate Governance Guidelines or other applicable regulation any time before the annual meeting of Stockholders, will not be eligible for election at the relevant annual meeting of stockholders and may not be substituted by the Eligible Stockholder that nominated such Stockholder Nominee.

(viii) Notwithstanding anything to the contrary, the corporation shall not be required to include, pursuant to this Clause E, any Stockholder Nominee in its proxy materials for any annual meeting of stockholders or, if the proxy statement already has been filed, to allow the nomination of a Stockholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation: (1) if the Stockholder Nominee or the Eligible Stockholder (or any member of any group of stockholders that together is such Eligible Stockholder) who has nominated such Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors; (2) who is not independent under the listing standards of each principal U.S. exchange upon which the Common Stock is listed, any applicable rules of the Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the corporation's directors, in each case as determined in good faith by the Board of Directors; (3) whose election as a member of the Board of Directors would cause the corporation to be in violation of this certificate of incorporation, the Bylaws, the rules and listing standards of the principal U.S. exchanges upon which the Common Stock is listed, or any applicable state or federal law, rule or regulation; (4) who is an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended; (5) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten (10) years; (6) if such Stockholder Nominee or the applicable Eligible Stockholder (or any individual member of a group of Eligible Stockholders) shall have provided information to the corporation in connection with such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, as determined by the Board of Directors or any duly authorized committee thereof; or (7) the Eligible Stockholder (or any member of a group of Eligible Stockholders) or applicable Stockholder Nominee otherwise breaches or fails to comply with its obligations pursuant to this certificate of incorporation, including without limitation this Clause E, or the Bylaws.

(ix) Any Stockholder Nominee who is included in the corporation's proxy materials for an annual meeting pursuant to this Clause E shall tender an irrevocable resignation in advance of the annual meeting. Such resignation shall become effective upon a determination in good faith by the Board of Directors or any duly authorized committee thereof that any of the provisions of Clause E(viii) shall be applicable.

(x) For purposes of this Clause E:

(1) "Required Information" that the corporation will include in its proxy statement is (a) the information concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the corporation's proxy statement by the regulations promulgated under the Exchange Act; and (b) if the Eligible Stockholder so elects, a Statement.

(2) An Eligible Stockholder shall be deemed to "own" only those outstanding shares of Common Stock as to which the stockholder possesses both (a) the full voting and investment rights pertaining to the shares and (b) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided, that the number of shares calculated in accordance with the immediately foregoing Clauses (a) and (b) shall not include any shares (x) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, including short sales, (y) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding Common Stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (I) reducing in any manner, to any extent or at any time in the future, such stockholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or (II) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or affiliate. A stockholder shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A stockholder's ownership of shares shall be deemed to continue during any period in which the stockholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the stockholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of Common Stock are "owned" for these purposes shall be determined by the Board of Directors.

F. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, removal or other cause may be filled (a) by a majority of the directors, although less than a quorum, (b) by a sole remaining director or (c) in accordance with the proviso in Article VII, Section E(2), and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VII

A. Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of stockholders of the corporation and may not be effected by any consent in writing by such stockholders.

B. Subject to the terms of any class or series of Preferred Stock and except as required by law, special meetings of the stockholders of the corporation may be called only by: (i) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption); (ii) the Chairman of the Board; (iii) the Chief Executive Officer; and shall be held at such place, if any, and on such date, and at such time as they shall fix; or (iv) in accordance with the following sentence, subject to the provisions of this Article VII and the other applicable provisions of this certificate of incorporation, a special meeting of the stockholders shall be called by the Secretary of the corporation upon the written request (a "Stockholder Requested Special Meeting") of one or more stockholders of record of the corporation that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty percent (20%) "net long position" of the outstanding common stock of the corporation (the "Requisite Percent") for at least thirty (30) days as of the Delivery Date.

For purposes of determining the Requisite Percent, "net long position" shall be determined with respect to each requesting holder in accordance with the definition thereof set forth in Rule 14e-4 under the Exchange Act; provided, that (x) for purposes of such definition, (1) "the date that a tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired" shall be the date of the relevant Special Meeting Request (as defined below), (2) the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of the Common Stock on the NASDAQ Global Select Market (or such other securities exchange designated by the Board of Directors if the Common Stock is not listed for trading on the NASDAQ Global Select Market) on such date (or, if such date is not a trading day, the next succeeding trading day), (3) the "person whose securities are the subject of the offer" shall refer to the corporation, and (4) a "subject security" shall refer to the outstanding common stock of the corporation; and (y) the "net long position" of such holder shall be reduced by the number of shares of Common Stock as to which the Board of Directors determines that such holder does not, or will not, have the right to vote or direct the vote at the special meeting or as to which the Board of Directors determines that such holder has entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares.

Whether the requesting holders have complied with the requirements of this Article VII and related provisions of this certificate of incorporation shall be determined in good faith by the Board of Directors, which determination shall be conclusive and binding on the corporation and its stockholders.

C. In order for a Stockholder Requested Special Meeting to be called, one or more requests for a special meeting (each, a "Special Meeting Request," and collectively, the "Special Meeting Requests") must be signed by the Requisite Percent of stockholders submitting such request and by each of the beneficial owners, if any, on whose behalf the Special Meeting Request is being made and must be delivered to the Secretary of the corporation. The Special Meeting Request(s) shall be delivered to the Secretary of the corporation at the principal executive offices of the corporation by overnight express courier or registered mail, return receipt requested. Each Special Meeting Request shall (i) set forth a statement of the specific purpose(s) of the meeting and the matters proposed to be acted on at it, (ii) bear the date of signature of each such stockholder signing the Special Meeting Request, (iii) set forth (1) the name and address, as they appear in the corporation's books, of each stockholder signing such request and the beneficial owners, if any, on whose behalf such request is made, and (2) the class, if applicable, and the number of shares of Common Stock that are owned of record and beneficially (within the meaning of Rule 13d-3 under the Exchange Act) by each such stockholder and the beneficial owners, if any, on whose behalf such request is made, (iv) include documentary evidence that the stockholders requesting the special meeting own the Requisite Percent as of the Delivery Date (as defined below); provided, that if the stockholders are not the beneficial owners of the shares constituting all or part of the Requisite Percent, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the Secretary of the corporation within ten (10) days after the Delivery Date) that the beneficial owners on whose behalf the Special Meeting Request is made beneficially own such shares as of the Delivery Date, (v) an agreement by each of the stockholders requesting the special meeting and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made to notify the corporation promptly in the event of any decrease in the "net long position" held by such stockholder or beneficial owner following the delivery of such Special Meeting Request and prior to the special meeting and an acknowledgement that any such decrease shall be deemed to be a revocation of such Special Meeting Request by such stockholder or beneficial owner to the extent of such reduction, and (vi) contain all of the information required by the Bylaws to be disclosed pursuant to the Bylaws, provided that all references to "Proposing Person" and to "Nominating Person" in the Bylaws shall, for purposes of Clause C of this Article VII, mean (1) the stockholders of record making the Special Meeting Request, (2) any beneficial owner or beneficial owners, if different, on whose behalf the Special Meeting Request is being made, and (3) any affiliate or associate (each within the meaning of Rule 12b-2 under the Exchange Act for purposes of these Bylaws) of such stockholder or beneficial owner. Each stockholder making a Special Meeting Request and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made is required to update the notice delivered pursuant to this Article VII in accordance with the applicable provisions of the Bylaws. Any requesting stockholder may revoke his, her or its Special Meeting Request at any time prior to the special meeting by written revocation delivered to the Secretary of the corporation at the principal executive offices of the corporation. If at any time after sixty (60) days following the earliest dated Special Meeting Request, the unrevoked (whether by specific written revocation by the stockholder or pursuant to Clause C(v) of this Article VII) valid Special Meeting Requests represent in the aggregate less than the Requisite Percent, then the requesting stockholder(s) or beneficial owner(s) shall be deemed to have withdrawn such request (in connection with which the Board of Directors may cancel the meeting).

In determining whether a special meeting of stockholders has been requested by stockholders holding in the aggregate at least the Requisite Percent, multiple Special Meeting Requests delivered to the Secretary of the corporation will be considered together only if each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting (in each case as determined in good faith by the Board of Directors), and such Special Meeting Requests have been delivered to the Secretary of the corporation within sixty (60) days of the earliest dated Special Meeting Request.

D. Except as provided in the next sentence, a special meeting requested by stockholders shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the date on which valid Special Meeting Request(s) constituting the Requisite Percent are delivered to the Secretary of the corporation (such date of delivery being the "Delivery Date"). Notwithstanding the foregoing, the Secretary of the corporation shall not be required to call a special meeting of stockholders if (i) the Board of Directors calls an annual meeting of stockholders, or a special meeting of stockholders at which a Similar Item (as defined below) is to be presented pursuant to the notice of such meeting, in either case to be held not later than sixty (60) days after the Delivery Date; (ii) the Delivery Date is during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the earlier of (1) the date of the next annual meeting and (2) thirty (30) days after the first anniversary of the date of the immediately preceding annual meeting; or (iii) the Special Meeting Request(s) (1) contain an identical or substantially similar item (as determined in good faith by the Board of Directors, a "Similar Item") to an item that was presented at any meeting of stockholders held not more than one hundred and twenty (120) days before the Delivery Date (and for purposes of this Clause (iii), the election of directors shall be deemed a Similar Item with respect to all items of business involving the election or removal of directors); (2) relate to an item of business that is not a proper subject for action by the stockholders under applicable law and Article VII; (3) were made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law; or (4) do not comply with the provisions of this Article VII.

E. Business transacted at any Stockholder Requested Special Meeting (1) shall be limited to the purpose(s) stated in the Special Meeting Request for such special meeting; provided, that the Board of Directors shall have the authority in its discretion to submit additional matters to the stockholders and to cause other business to be transacted pursuant to the corporation's notice of meeting, and (2) shall not include the election, removal or replacement of directors unless a single person or entity, or "group" of persons or entities who have filed as a "group" as defined under Section 13(d) of the Exchange Act with respect to their ownership of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, has a "net long position" of greater than 50% of such shares as of the Delivery Date; provided, that following such time that a single person or entity, or "group" of persons or entities who have filed as a "group" as defined under Section 13(d) of the Exchange Act with respect to such ownership, has a net "net long position" at of greater than 50% of such shares as of the Delivery Date, then, subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any director, or the entire Board of Directors, may be removed from office at any time with or without cause, and replaced, by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class. If none of the stockholders who submitted a Special Meeting Request appears at or sends a duly authorized representative to the Stockholder Requested Special Meeting to present the matters to be presented for consideration that were specified in the Special Meeting Request, the corporation need not present such matters for a vote at such meeting.

ARTICLE VIII

A. The corporation shall not be governed by or subject to Section 203 of the DGCL.

B. Notwithstanding the foregoing, the corporation shall not engage in any business combination (as defined below), at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Exchange

Act, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(i) prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(iii) at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds (2/3) of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

C. The restrictions contained in this Article VIII shall not apply if:

(i) the corporation, by action of its stockholders, adopts an amendment to this certificate of incorporation expressly deleting or deciding not to be bound by this Article VIII; provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to such adoption;

(ii) a stockholder becomes an interested stockholder inadvertently and (1) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (2) would not, at any time within the 3-year period immediately prior to a business combination between the corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(iii) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (1) constitutes one of the transactions described in the second sentence of this paragraph; (2) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors; and (3) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation shall give not less than twenty (20) days' notice to all interested stockholders prior to the consummation of any of the transactions described in Clause (x) or (y) of the second sentence of this paragraph.

D. For purposes of this Article VIII, references to:

(i) "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(ii) "associate," when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(iii) "business combination," when used in reference to the corporation and any interested stockholder of the corporation, means:

(1) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation, Clause B of this Article VIII is not applicable to the surviving entity;

(2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

(3) any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the corporation; provided, however, that in no case under items (c)-(e) of this subsection (3) shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation (except as a result of immaterial changes due to fractional share adjustments);

(4) any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(5) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (1)-(4) above) provided by or through the corporation or any direct or indirect majority-owned subsidiary.

(iv) "control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article VIII, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(v) "interested stockholder" means any person (other than the corporation or any direct or indirect majority-owned subsidiary of the corporation) that (1) is the owner of 20% or more of the outstanding voting stock of the corporation, or (2) is an affiliate or associate of the corporation and was the owner of 20% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, that the term "interested stockholder" shall not include any person whose ownership of shares in excess of the 20% limitation set forth herein is the result of any action taken solely by the corporation; provided, that any such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of "owner" below, but shall not include any other unissued stock of the corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(vi) "owner," including the terms "own" and "owned," when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(1) beneficially owns such stock, directly or indirectly; or

(2) has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(3) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (2) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(vii) "person" means any individual, corporation, partnership, unincorporated association or other entity.

(viii) "stock" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(ix) "voting stock" means stock of any class or series entitled to vote generally in the election of directors. Every reference to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

ARTICLE IX

A. To the fullest extent permitted by law, no director of the corporation shall be personally liable either to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B. To the fullest extent permitted by applicable law, this corporation is also authorized to provide indemnification of (and advancement of expenses to) agents (and any other persons to which Delaware law permits this corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the corporation, its stockholders, and others.

C. No amendment, modification or repeal of this Article IX, nor the adoption of any provision of this certificate of incorporation inconsistent with this Article IX, shall eliminate, reduce or otherwise adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to or at the time of such amendment, modification or repeal or adoption of such inconsistent provision.

ARTICLE X

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the corporation to the corporation or the corporation's stockholders, (c) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL or this certificate of incorporation or the Bylaws (as either may be amended from time to time), or (d) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Any person or entity purchasing or otherwise acquiring any interests in shares of capital stock of the corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

ARTICLE XI

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware as they presently exist or may hereafter be amended, the corporation may from time to time alter, amend, repeal or adopt, in whole or in part, any provisions of this certificate of incorporation.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 6, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
PayPal Holdings, Inc. (PYPL)
Proxy Access – 50 Participants
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 23, 2017 no-action request.

The analysis in the attached rebuttal to the Amazon no-action request would seem to also apply to the issues in the PayPal no-action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Brian Yamasaki <byamasaki@paypal.com>

Corporate Governance
CorpGov.net: improving accountability through democratic corporate governance since 1995

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

March 5, 2017

Re: Amazon.com, Inc.
Shareholder Proposal of James McRitchie
SEC Rule 14a-8

To SEC Staff:

This is in response to the February 21, 2017 letter submitted to the Securities and Exchange Commission (SEC) on behalf of Amazon.com, Inc. ("Amazon" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

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[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard

Where the shareholder specifies a range of percentages (10% to 25%), Staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise the Staff has found substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4] Implementation must "compare favorably with the guidelines of the proposal." (*Texaco, Inc.*, Mar. 28, 1991).

2016 No-Action Decisions

SEC Staff makes a distinction between substantial implementation as applied to initial bylaws and those seeking amendments to adopted bylaws. No-action letters issued by Staff have consistently denied exclusions of proposals to amend the terms of previously adopted bylaws, until recently. See *H&R Block* (July 21, 2016), *Microsoft* (September 27, 2016), *Apple* (October 27, 2016) and others. Amazon cites a number of poorly defended proxy access proposal, which received no-action relief earlier this year.

According to Staff Legal Bulletin 14 (July 13, 2001, at part B.5. and B.6.,

> "The company has the burden of demonstrating that it is entitled to exclude a proposal, and [the Staff] will not consider any basis for exclusion that is not advance by the company." Further, the Staff will "consider the specific arguments asserted by the company and the shareholder, the way in which

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[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).

[3] Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

[4] Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors I0%"); 3M Co. (Feb. 27, 2008) (same).

> the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, [the Staff] may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

Most of the no-action decisions on proxy access proposals were decided based arguments asserted by companies without benefit of meaningful counter-arguments from proponents. Shareholders cannot rely on Staff to make counter-arguments on our behalf where prior precedent is scarce.

For example, proponents offered *no* rebuttal in the case of *Oracle Corp.* (Aug. 11, 2016). In the case of *NVR, Inc* (Mar. 25, 2016), although the proponent provided many counter-arguments to NVR's qualifying stock ownership threshold of 5%, they did nothing to counter NVR's arguments concerning potential use by "certain interest groups to the detriment of shareholders generally," made with regard to the 20-shareholder group limit. Therefore, when NVR amended its bylaws to lower the ownership threshold to 3%, proponents had little or nothing in way substantive arguments left standing. Similarly, Amazon could probably obtain no-action relief in the subject case by amending its bylaws to allow shareholders of unlimited numbers to form proxy access groups.

Limit on Aggregation of Eligible Shareholders

The Company argues their existing bylaw provisions, which limit nominating groups to 20 shareholders, "achieves the Proposal's essential purpose of providing the Company's shareholders with a meaningful proxy access right." The actual Proposal says its purpose is to "raise the current 'eligible Stockholder' aggregation limit of 20 'stockholders and beneficial owners' to a limitation of 40 or 50 stockholders and beneficial owners..," since the 20 member limitation "makes implementation problematic and less attractive." That comes from the actual Proposal, not from some made up statement by the Company. The Company has not raised the aggregation limit. Therefore, it has not meant the essential purpose of the Proposal.

The Company writes that placing a twenty-shareholder limit on the size of a nominating group, is appropriate because "it is a widely embraced standard among companies that have adopted proxy access." However, Rule14a-8(i)(10) says a proposal can be excluded from the proxy if it has been "substantially implemented," not because a company has chosen a popular alternative to the Proposal. The Proposal has not been substantially implemented.

No-action "relief" in this case is not predicated on whether or not companies can restrict shareholder-nominating groups to twenty members but on whether of not a proposal to revise such existing restrictions can be excluded from the proxy because raising the cap to 40 or 50 would have *insubstantial consequences*.

The Council of Institutional Investors (CII) researched the evidence and found the following (Proxy Access: Best Practices, August 2015):

> We note that without the ability to aggregate holdings even CII's largest members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined.
>
> CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

Amazon dismisses those findings, stating "the generic data cited in the Proposal is irrelevant to the Company's shareholder base." The list of CII members can easily be applied to Amazon, removing the "generic" argument. (list of CII members is online at http://www.cii.org/files/about_us/members/01_23_17_general_members.pdf) See column G in attached Table 1. Thirteen CII members (identified in blue) owned 1.31% of Amazon's outstanding stock at the end of the last quarter, not enough to file for proxy access. (SEC filing data obtained from FactSet Research.)

Lifting Aggregation Makes a Substantial Difference

CII members are the most likely funds to initiate filing for proxy access. Its members meet frequently with each other and set policies, including the *Best Practices* cited above. Several members of CII, most notably the New York City Comptroller, have filed proxy access proposals. Although Amazon touts the idea that its 20 largest institutional investors own 36.85% of the Company's shares, they provide no evidence that any of these shareholders have shown any intention to file for proxy access or have ever even filed a shareholder proposal. They appear highly unlikely to initiate formation of a nominating group.

Amazon claims their bylaw "achieves the Proposal's essential purpose of providing the Company's shareholders with a meaningful proxy access right." However, as the Proposal notes, the 20-member limit "makes implementation problematic and less attractive." The Proposal seeks bylaw amendments that would make implementation at Amazon more likely, not just theoretically possible.

As indicated above, 13 CII members own 1.31% of Amazon stock. They would most likely try to recruit group members from the 22 non-CII activists that have participated in at least two activist campaigns (a FactSet activism score of 3 or more in column F of Table 1). If CII members can convince T. Rowe Price to join them, they have a viable group. However, let us assume activists with the smallest holdings are most likely to join. Moving up from the smallest activist shareholder to the largest, it would take 20 activists added to 13 CII members to reach the 3% requirement.

Amazon claims there is “no evidence that increasing the shareholder aggregation limit from 20 to 40 or 50 shareholders would meaningfully enhance the existing the existing ability of the Company’s shareholders to form nominating groups…”

That count in the above example is 13 members beyond Amazon’s current 20-member limit and demonstrates that increasing the shareholder aggregation limit from 20 to 40 or 50 shareholders *would* meaningfully enhance the ability of Company shareholders to form a nominating group. Raising the cap to 40 or 50 would not have insubstantial consequences, as Amazon claims.

Data Limitations Reduce Group Formation

The SEC’s adopting release for proxy access rules (Rule 14a-11, available at https://www.sec.gov/rules/final/2010/33-9136.pdf), in discussing its determination to use a 3% eligibility threshold and the possibilities of aggregation, relied principally on data relating to institutional investors. That discussion referred extensively to a Memorandum from the Division of Risk, Strategy, and Financial Innovation regarding the Share Ownership and Holding Period Patterns in 13F data (November 24, 2009, https://www.sec.gov/comments/s7-10-09/s71009-576.pdf) (the “Memo”), which analyzed the ownership and holding period data regarding institutional investment managers.

The Memo identified several limitations concerning datasets based on Form 13F filings, which are likely to be referenced by companies, such as Amazon, in challenges to shareholders seeking to invoke proxy access.

Differences in Ownership Definitions

> On Form 13F, investment managers report holdings over which they exercise “investment discretion”. Institutional investment managers must report on Form 13F if they “exercise discretion” over $100 million or more in 13F securities, even though another person is responsible for the investment decisions. By contrast, ownership under proposed Rule 14a-11 is based on direct or indirect voting or investment power. Many institutional investment managers, such as mutual funds, pension plans, and broker dealers, with respect to their proprietary accounts, are also beneficial owners of securities reported on Form 13F; many others, such as investment advisers and broker-dealers managing private accounts and bank trust departments are not beneficial owners of reported securities.

For example, Table B showing four years of ownership data includes top owners such as Goldman Sachs, Susquehanna Financial Group and Bank of America Merrill Lynch that are broker-dealers and may not hold voting rights to Amazon.

Ambiguities Resulting from Aggregation of Multiple Accounts

> Institutional investment managers aggregate the accounts of multiple account holders in their reports on Form 13F. This can overstate eligibility. There is no way to tell from the data whether an institutional investment manager reporting a holding level above the applicable threshold appears eligible merely because it is aggregating smaller holdings represented by individual accounts.

Possible Double-Counting

> Since two or more reporting institutional investment managers can serve as advisers sharing investment discretion over shares held in the same account, it is possible that both institutional investment managers are reporting the same equity holdings on their respective 13F filings. While both co-advisers may report positions for the same account holder on Form 13F, both advisers are not allowed to vote the shares. Equity lending can cause double-counting as well, since the lending owner and the borrower of the shares may both report ownership of the same position on Form 13F.

Ineligibility of Activist Funds

The first proxy access campaign was terminated by GAMCO Asset Management Inc. (affiliated with activist investor Mario Gabelli) after their eligibility under National Fuel Gas Company ("NFG") bylaws was challenged. GAMCO has indeed had a history of clearly trying to "influence" NFG. The Gabelli funds' practice of reporting their share ownership on a Schedule 13D instead of Schedule 13G caused NFG to doubt the Gabelli funds' claim that they lacked an intent to change or influence control of NFG.

Like NFG, Amazon's bylaws preclude use proxy access by shareholders seeking to change control of the Company. (Bylaw 2.16.3(a)) Many of the funds cited in statistics cited by Amazon (as well as those we cite in the attached tables) may be ineligible to participate in proxy access under these provisions.

Although we have not analyzed the impact of each of these issues, they result in over reporting of holdings available for proxy access. Therefore, claims by the Company of eligible candidates for forming a group of 20 nominating shareholders are exaggerated even beyond what we demonstrate in the discussion below.

Owning for Three Years is *Not* the Same as Continuously Owning the Required Shares

Keep in mind the following single sentence of Amazon's proxy access bylaw:

> (b) To qualify as an "Eligible Stockholder," a stockholder must own and have owned (as defined below in subsection 2.16.2(c)) *continuously for at least*

> *three years* as of the date of the Stockholder Notice, or must be acting on behalf of a group of no more than 20 stockholders and beneficial owners each of whom owns and has owned (as defined below in subsection 2.16.2(c)) *continuously for at least three years* as of the date of the Stockholder Notice, *a number of shares* (as adjusted to account for any stock dividend, stock split, subdivision, combination, reclassification, or recapitalization) *that* (in the case of a group, in the aggregate) *represents at least three percent (3%) of the shares of the corporation entitled to vote in the election of Directors outstanding as of the date of the Stockholder Notice (the "Required Shares")*, and must thereafter continue to own the Required Shares through such annual meeting of stockholders; provided that in the case of a group of stockholders and beneficial owners (i) any and all requirements and obligations for an Eligible Stockholder set forth in Section 2.16 must be satisfied by and as to each such stockholder or beneficial owner (except that shares that a stockholder or beneficial owner has owned continuously for at least three years may be aggregated as specified above in this subsection 2.16.2(b)), and (ii) a group of any two or more funds that are (A) under common management and investment control, or (B) part of a family of funds, meaning a group of publicly-offered investment companies (whether organized in the U.S. or outside the U.S.) that hold themselves out to investors as related companies for purposes of investment and investor services, shall be treated as one stockholder or beneficial owner. No stockholder or beneficial owner, alone or together with any of its affiliates, may be a member of more than one group of stockholders or beneficial owners constituting an Eligible Stockholder under this Section 2.16, and no shares may be treated as owned by more than one stockholder or beneficial owner. (My emphasis.)

The key point of this rambling compound sentence is that in order to use the proxy access bylaw, a shareholder or each member of a shareholder group must own and have held *continuously* for at least three years, three percent of the company's shares or their proportionate shares. Watch how that keyword *continuously* drops out of Amazon's arguments.

Amazon's Specious Arguments

Amazon claims "19 of the current top 20 largest institutional shareholders have held more than 0.5% for at least three years." The Company provides no data to support any of the figures cited in their no-action request, even though it is the Company that has the burden of proof under Rule 14a-8(g).

Using Ipreo's database of SEC filings, we compiled Table 2 using twelve quarters data, 12/31/2013 – 12/31/2016. As evidenced in Column D of Table 2 (highlighted in yellow), only 13 funds have held 0.5% or over during the last three years, not 19 as Amazon claims.

The Company then argues the following:

> To further illustrate the ease of forming a nominating group with 20 or fewer shareholders, we note that, as of December 31, 2016*,* 73 different shareholders owned at least one-twentieth of 3%, or 0.15%, of the Company's outstanding shares. Any one of these shareholders can combine their shares with up to 19 other similarly situated shareholders and satisfy the 3% threshold, provided that (as with any other shareholder seeking to utilize proxy access) the other requirements set forth in the Proxy Access Bylaw are satisfied.

Of course, one of those "other requirements" is that each shareholder forming a group must have individually held their required share proportion continuously for the entire 12 quarters. Again, looking at Column D of Table 2, only 46 investors have held one-twentieth of 3%, or 0.15%, of the Company's outstanding shares for the required three years, not 73 investors, as implied by Amazon.

The Company also argues:

> As well, it appears that all but 6 of the Company's 50 largest institutional shareholders as of December 31, 2016 have owned Company shares over the past three years.

That statement is irrelevant, since Amazon provides no information on how many shares each owned or if each are capable of combining with all or any 19 of the other 49 largest institutional shareholders to form a group nominating group.

Raising the Group Limit to 50

Amazon's notes that any 20 shareholders, each holding 0.15% of the Company's outstanding shares for the required three years can form a group. We have shown that number to be 46 investors, although that number is likely to be exaggerated by the factors discussed above under the heading "Data Limitations Reduce Group Formation."

What would the impact be of raising the group limit to 50, each holding 0.06% (3%/50)? There are 95 funds that have held 0.06% for each quarter of the last three years, more than doubling the number needed to form a similar group under Amazon's current 20 shareholder group standard. (See column D of Table 2) *More than doubling the number of shareholders that can form a nominating group under this method cannot be considered insubstantial, as clamed by Amazon.*

Amazon has failed to show that raising the cap from 20 to 40 or 50 would have insubstantial consequences

The Company provides no substantive evidence that a standard limiting nominating groups to 20 members meets the essential purpose of the Proposal, which is to allow shareholders to combine in groups of 40 or 50 to achieve the required holdings.

The Company has not met the burden of proof required by Rule 14a-8(g) for their several unsubstantiated claims.

Conclusion

There is a huge difference between a group of twenty, which research by the Council of Institutional investors concludes cannot be reached by its members at most companies (or as our data has shown at Amazon), and a group of 40 or 50. Bylaws with the proposed amendments could actually be implemented, while implementing the current provisions would be nearly impossible. Amazon’s proxy access bylaws provide the illusion of proxy access, just like foods labeled with unregulated terms like “natural” provide the illusion of being healthy.

Based on the facts, as stated above and Amazon’s failure to document what appear to be largely baseless claims, Amazon has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that Amazon may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

J. McRitchie

James McRitchie

Attachments 1 and 2

cc: Mark Hoffman <markhoff@amazon.com>

Pages 32 through 43 redacted for the following reasons:
- -
Copyrighted Material Omitted

Table 2: Amazon.com, Inc. (AMZN) Comparing 1 quarter with 12 quarters of Ownership Using Ipreo database of Quarterly Filings to SEC
Institutional Ownership
AMZN 475,167,000 shares 12/31/2016

	Equity Assets Under Mgmt. ($MM)	% O/S 12/31/2016	Min % O/S 3Yrs	Tota AMZN Shares 12/31/2016	Min Shares	Shares 12/31/2016	Shares 9/30/2016	Shares 6/30/2016	Shares 3/31/2016	Shares 12/31/2015	Shares 9/30/2015	Shares 6/30/2015	Shares 3/31/2015	Shares 12/31/2014	Shares 9/30/2014	Shares 6/30/2014	Shares 3/31/2014	Shares 12/31/2013
T. Rowe Price Associates, Inc.	544,871.84	4.40%	4.37%	475,167,000	20,765,275	20,919,431	21,606,036	22,092,361	22,891,435	20,765,275	21,031,615	20,800,709	21,834,595	22,951,090	22,605,862	23,406,085	21,581,602	20,805,028
The Vanguard Group, Inc.	2,242,059.95	5.29%	3.74%	475,167,000	17,750,357	25,136,813	24,585,355	23,795,875	22,713,824	22,010,802	21,398,205	20,903,353	20,582,837	19,808,121	19,173,716	18,596,989	18,220,987	17,750,357
Capital World Investors (U.S.)	580,577.81	3.57%	3.57%	475,167,000	16,942,267	16,942,267	19,621,370	20,127,388	21,369,729	22,168,299	23,146,363	23,893,278	25,308,256	26,105,656	29,207,240	32,627,640	31,673,240	30,616,450
State Street Global Advisors (SSgA)	1,118,465.87	3.44%	3.08%	475,167,000	14,626,523	16,357,782	15,808,837	15,449,142	15,659,442	15,889,213	15,546,269	15,449,612	16,208,995	16,562,094	15,577,277	14,947,598	14,626,523	15,437,101
BlackRock Fund Advisors	1,544,917.84	3.31%	2.71%	475,167,000	12,892,441	15,709,985	15,210,447	14,774,516	14,579,831	14,519,103	14,188,480	14,010,983	13,909,911	13,762,067	13,311,900	13,068,624	13,021,515	12,892,441
Fidelity Management & Research Company	798,541.13	3.97%	2.40%	475,167,000	11,401,009	18,877,623	19,459,969	19,227,992	19,474,031	18,241,504	16,318,832	15,097,236	13,703,631	11,401,009	12,496,282	12,210,713	14,898,111	17,828,140
Capital Research Global Investors (U.S.)	410,424.23	2.26%	2.18%	475,167,000	10,338,936	10,725,819	10,707,921	10,906,539	10,965,774	10,338,936	12,210,185	14,817,635	16,688,435	17,415,395	18,383,305	18,882,590	14,826,470	14,347,890
Baillie Gifford & Company, LTD	110,845.03	1.57%	1.57%	475,167,000	7,442,632	7,442,632	7,591,470	7,648,097	8,169,498	8,143,088	9,244,605	10,823,110	11,022,179	10,901,136	10,354,816	10,599,093	9,550,164	9,844,345
Jennison Associates, LLC	92,926.84	0.97%	0.97%	475,167,000	4,625,950	4,625,950	5,068,942	5,231,161	5,478,195	5,152,793	5,486,313	5,517,475	5,284,436	5,380,308	5,354,370	5,676,137	6,007,754	6,119,215
Northern Trust Investments, Inc.	308,053.64	0.81%	0.79%	475,167,000	3,754,667	3,852,270	3,891,134	3,851,913	3,783,757	3,754,667	3,890,798	3,928,348	3,940,215	3,929,368	3,911,362	3,937,312	4,054,925	4,226,846
Invesco PowerShares Capital Management, LLC	90,069.67	0.76%	0.69%	475,167,000	3,264,941	3,624,080	3,413,147	3,264,941	3,693,258	3,902,284	3,722,283	3,692,134	3,712,181	3,997,795	4,486,144	4,793,374	5,170,157	5,226,975
TIAA-CREF Investment Management, LLC	269,918.90	0.75%	0.61%	475,167,000	2,896,703	3,583,270	3,825,872	3,839,469	3,543,789	3,999,795	4,417,691	4,135,391	3,541,008	3,040,091	2,896,703	2,904,077	3,614,675	3,489,476
Geode Capital Management, LLC	240,364.76	0.76%	0.59%	475,167,000	2,795,760	3,625,715	3,443,824	3,294,289	3,296,671	3,208,541	3,178,159	3,136,963	3,108,631	2,982,749	2,855,401	2,812,258	2,834,018	2,795,760
Norges Bank Investment Management (Norway)	523,943.89	0.65%	0.53%	475,167,000	2,526,203	3,091,076	3,091,076	3,091,076	3,091,076	3,091,076	2,782,449	2,736,077	2,653,960	2,570,876	2,526,203	2,526,203	2,597,676	2,597,676
Fisher Investments	59,790.88	0.42%	0.42%	475,167,000	1,977,341	2,002,724	1,977,341	1,984,591	2,503,102	2,497,597	2,498,513	2,490,542	2,465,621	2,415,177	2,461,685	2,466,455	2,343,442	2,385,868
Morgan Stanley Investment Management Inc.	56,423.41	0.45%	0.41%	475,167,000	1,946,769	2,123,180	1,946,769	2,178,924	2,245,048	2,242,407	2,626,628	2,933,004	3,211,205	3,361,881	3,458,784	3,595,852	3,538,149	3,029,500
Mellon Capital Management Corporation	167,578.52	0.38%	0.38%	475,167,000	1,785,005	1,793,183	1,847,145	1,785,005	1,830,853	1,919,930	1,980,149	2,043,144	2,243,504	2,345,774	2,339,989	2,305,940	2,074,780	2,020,104
BNY Asset Management	118,130.35	0.40%	0.37%	475,167,000	1,778,760	1,895,617	1,837,301	1,839,598	1,845,949	1,816,352	1,781,332	1,799,857	1,778,760	1,792,033	1,829,661	1,885,883	1,934,335	1,992,451
Columbia Threadneedle Investments (U.S.)	172,023.07	0.37%	0.37%	475,167,000	1,777,316	1,777,316	1,971,906	2,489,572	2,442,188	2,523,669	2,433,462	2,344,634	2,710,803	2,696,718	2,975,541	2,646,073	2,416,611	2,120,037
BlackRock Investment Management (U.K.), LTD	309,895.40	0.61%	0.36%	475,167,000	1,716,215	2,916,939	2,733,142	2,633,068	2,523,678	2,502,070	2,491,700	2,393,581	2,301,200	2,192,227	1,759,843	1,774,743	1,778,115	1,716,215
J.P. Morgan Investment Management, Inc.	253,636.73	0.74%	0.35%	475,167,000	1,661,848	3,529,344	3,849,492	3,904,879	4,022,037	4,163,266	3,896,420	3,895,942	2,870,718	1,661,848	1,859,432	3,692,814	4,622,995	4,352,016
Goldman Sachs & Co. (U.S.) (Broker)	155,182.55	0.45%	0.33%	475,167,000	1,586,634	2,160,222	1,697,218	1,879,421	1,805,457	1,856,985	1,842,535	1,593,009	1,638,001	1,747,207	1,586,634	1,965,547	1,755,681	2,130,444
Wellington Management Company, LLP	442,061.32	0.56%	0.32%	475,167,000	1,505,591	2,659,748	3,450,504	3,758,495	4,169,224	4,844,589	5,107,875	4,811,957	4,879,584	2,244,772	2,298,182	1,505,956	2,144,611	1,505,591
Lansdowne Partners (UK) LLP	15,085.81	0.31%	0.31%	475,167,000	1,470,210	1,470,210	1,800,367	2,089,295	2,204,945	1,861,492	1,841,907	1,718,718	1,699,439	2,734,955	2,478,867	2,283,790	2,948,370	2,744,495
Legal & General Investment Management, LTD	245,237.31	0.35%	0.29%	475,167,000	1,377,346	1,652,257	1,597,923	1,632,639	1,609,558	1,636,788	1,517,471	1,412,680	1,377,346	1,404,983	1,443,506	1,530,974	1,544,579	1,567,297
Managed Account Advisors, LLC	142,758.27	0.28%	0.28%	475,167,000	1,322,443	1,322,443	1,347,673	1,332,026	1,354,483	1,407,502	1,473,307	1,557,669	1,506,076	1,503,785	1,564,800	1,343,095	1,470,641	1,498,209
Manulife Asset Management (U.S.), LLC	60,686.60	0.27%	0.26%	475,167,000	1,256,932	1,297,544	1,256,932	1,397,616	1,457,144	1,264,406	1,500,246	1,992,631	2,095,440	2,307,063	2,112,441	2,113,063	1,701,595	1,595,943
BlackRock Advisors, LLC	265,104.93	0.65%	0.26%	475,167,000	1,235,127	3,092,843	2,862,463	2,669,203	2,398,924	2,303,937	2,433,627	1,840,227	1,338,194	1,824,576	1,235,127	1,254,592	2,406,405	2,636,990
Wells Capital Management, Inc.	58,306.65	0.25%	0.25%	475,167,000	1,193,063	1,193,063	1,321,787	1,295,222	1,371,935	1,364,567	1,495,993	1,446,621	1,353,270	1,479,550	1,759,623	1,743,307	2,385,716	2,409,530
Winslow Capital Management, LLC	21,734.31	0.24%	0.24%	475,167,000	1,134,871	1,134,871	1,432,835	1,585,291	1,677,713	2,066,889	2,200,523	1,745,130	1,623,835	1,479,838	1,214,773	1,678,715	2,494,305	3,124,513
New York State Common Retirement Fund	80,210.48	0.23%	0.23%	475,167,000	1,102,254	1,114,095	1,146,012	1,145,625	1,102,254	1,117,273	1,173,527	1,201,463	1,252,869	1,283,765	1,210,879	1,189,911	1,127,805	1,112,186
Morgan Stanley & Company, LLC	241,390.59	0.44%	0.23%	475,167,000	1,085,299	2,097,709	1,880,726	1,669,356	1,673,870	1,711,503	1,351,463	1,283,684	1,305,260	2,097,619	1,267,133	1,369,364	1,085,299	1,106,637
Edgewood Management, LLC	15,195.68	0.29%	0.22%	475,167,000	1,037,577	1,356,538	1,344,232	1,315,492	1,326,330	1,252,320	1,327,091	1,624,453	1,720,387	1,725,827	1,633,789	1,369,352	1,106,363	1,037,577
Goldman Sachs Asset Management, L.P. (U.S.)	110,517.74	0.24%	0.22%	475,167,000	1,032,563	1,155,971	1,155,554	1,114,920	1,073,874	1,076,843	1,038,169	1,154,892	1,054,302	1,112,561	1,145,294	1,145,172	1,066,445	1,032,563
Franklin Advisers, Inc.	101,425.28	0.22%	0.21%	475,167,000	1,019,755	1,045,973	1,053,550	1,051,906	1,081,896	1,256,645	1,214,187	1,205,748	1,105,081	1,064,081	1,019,755	1,287,772	1,171,376	1,053,140
Mitsubishi UFJ Trust & Banking Corporation	78,519.67	0.24%	0.20%	475,167,000	965,093	1,153,998	1,201,980	1,180,986	1,188,044	1,152,160	1,182,905	1,218,390	1,227,407	1,159,209	1,002,551	1,029,948	967,144	965,093
Loomis Sayles & Company, L.P.	42,839.01	0.45%	0.20%	475,167,000	948,236	2,155,878	2,069,521	2,005,066	1,905,953	1,894,733	1,839,703	2,111,715	1,814,592	1,667,912	1,641,128	1,462,822	1,123,639	948,236
Sumitomo Mitsui Trust Asset Management Company, LTD	77,068.22	0.25%	0.19%	475,167,000	918,111	1,174,176	1,189,436	1,180,055	1,167,786	1,131,715	1,130,596	1,047,113	1,013,722	918,111	925,055	938,251	949,806	967,443
Capital International Investors	69,445.84	0.17%	0.17%	475,167,000	823,306	824,661	823,306	1,078,737	1,077,541	1,273,972	951,207	923,160	958,800	958,800	1,085,800	1,029,800	1,029,800	1,029,800
ClearBridge Investments, LLC	96,434.31	0.19%	0.17%	475,167,000	808,333	911,903	878,863	842,709	808,333	851,594	1,039,229	1,050,746	1,158,759	1,155,570	1,104,350	1,157,917	1,068,256	1,072,237
California Public Employees Retirement System	108,501.50	0.17%	0.17%	475,167,000	803,839	803,839	866,539	913,339	924,239	953,539	951,439	1,004,439	949,281	949,281	1,044,297	1,086,198	1,088,454	1,049,074
AllianceBernstein, L.P. (U.S.)	140,131.49	0.16%	0.16%	475,167,000	740,583	740,583	774,966	767,153	751,337	763,542	827,538	1,118,662	959,324	870,507	857,703	863,151	1,748,461	1,944,101
Charles Schwab Investment Management, Inc.	111,399.38	0.26%	0.16%	475,167,000	740,426	1,234,967	1,158,553	1,131,844	1,098,095	1,045,154	999,414	920,217	899,695	856,494	815,697	783,942	788,189	740,426
Allianz Global Investors U.S., LLC	38,805.18	0.18%	0.15%	475,167,000	725,619	831,992	924,294	969,044	899,875	1,260,214	1,298,530	1,065,908	1,040,838	725,619	794,063	828,238	1,006,649	1,074,014
UBS AG (Asset Management Switzerland)	101,856.33	0.16%	0.15%	475,167,000	720,340	758,802	821,653	811,828	774,988	720,340	782,974	829,810	850,830	854,139	817,199	840,311	780,505	767,788
New York State Teachers' Retirement System	38,374.93	0.15%	0.15%	475,167,000	712,613	714,923	723,704	731,491	730,334	729,202	721,635	712,613	729,506	730,987	727,733	728,343	751,776	767,672
Invesco Advisers, Inc.	175,316.58	0.24%	0.15%	475,167,000	696,615	1,119,298	1,083,865	1,078,606	1,351,715	1,159,961	1,081,630	884,875	696,615	810,754	1,051,528	890,165	962,394	908,168
Northern Trust Global Investments, LTD	55,733.66	0.14%	0.14%	475,167,000	685,943	685,943	746,107	726,276	777,988	807,831	961,303	1,091,180	1,037,423	1,113,551	1,132,014	1,160,546	1,117,111	1,110,223
American Century Investment Management, Inc.	102,283.18	0.34%	0.14%	475,167,000	684,173	1,638,860	1,771,576	1,721,154	1,621,618	2,221,045	2,224,750	1,449,011	960,908	745,138	766,380	743,679	684,173	1,027,302
Janus Capital Management, LLC	86,974.60	0.20%	0.14%	475,167,000	678,233	966,517	1,054,217	1,024,712	888,277	841,771	836,822	918,380	961,088	1,576,601	1,692,286	1,607,838	1,216,300	678,233
California State Teachers Retirement System	49,721.89	0.17%	0.14%	475,167,000	665,654	810,828	832,528	825,528	809,839	706,371	695,068	696,168	688,355	700,255	693,591	688,474	668,854	665,654
Eaton Vance Management	38,534.40	0.19%	0.14%	475,167,000	652,993	902,391	906,086	893,074	820,496	823,035	882,817	760,169	752,534	1,075,411	908,098	712,802	701,463	652,993
Bank of America Merrill Lynch (Broker)	148,595.67	0.20%	0.14%	475,167,000	646,790	935,797	874,151	890,684	919,380	946,205	871,698	983,115	992,299	926,056	911,121	827,243	759,186	646,790
Gilder Gagnon Howe & Company, LLC	5,072.28	0.12%	0.12%	475,167,000	584,836	584,836	631,748	646,086	677,161	672,248	680,960	682,410	706,827	702,636	716,316	719,317	795,162	689,800
RhumbLine Advisers	39,711.48	0.13%	0.11%	475,167,000	521,931	628,168	610,888	580,660	549,237	530,562	531,033	521,931	612,407	619,413	633,858	635,855	648,565	653,078

U.S. Trust, Bank of America Private Wealth Management	117,973.79	0.20%	0.11%	475,167,000	521,217	940,590	807,324	742,973	696,437	626,992	599,715	585,126	585,854	577,435	657,371	690,992	619,353	521,217
Thrivent Asset Management, LLC	23,611.67	0.11%	0.11%	475,167,000	514,030	544,010	541,693	569,363	555,950	514,030	568,735	572,518	529,748	528,258	551,458	565,408	524,158	548,208
MFS Investment Management	253,458.24	0.35%	0.11%	475,167,000	508,783	1,682,560	1,820,278	1,613,168	1,625,538	1,678,138	1,466,950	1,059,950	508,783	581,476	580,281	652,495	708,679	766,737
Parametric Portfolio Associates, LLC	78,702.56	0.17%	0.11%	475,167,000	505,905	826,624	837,717	845,634	876,737	785,475	766,092	678,936	621,086	513,439	505,905	520,309	551,350	527,078
UBS Asset Management (Americas) Inc.	26,352.12	0.11%	0.11%	475,167,000	499,938	499,938	695,319	687,411	735,186	791,202	880,863	1,067,059	1,277,920	1,396,766	1,113,497	1,372,886	1,394,291	1,150,935
Quantitative Management Associates, LLC	62,469.42	0.15%	0.10%	475,167,000	491,815	692,755	904,475	810,134	783,734	962,484	905,989	516,310	502,240	491,815	510,235	570,197	602,599	547,684
Florida State Board of Administration	34,293.13	0.12%	0.10%	475,167,000	470,882	566,816	568,067	570,162	470,882	478,587	485,878	486,203	493,531	543,652	549,541	558,410	555,973	620,648
Principal Global Investors, LLC	84,687.86	0.17%	0.09%	475,167,000	445,860	797,167	736,784	721,242	686,519	629,170	587,273	550,492	525,299	483,169	468,350	457,635	453,581	445,860
Waddell & Reed Investment Management Company	53,205.37	0.09%	0.09%	475,167,000	445,462	445,462	915,192	985,846	1,103,397	1,135,673	1,218,258	1,204,660	1,125,141	1,085,940	2,729,474	1,817,334	1,712,267	1,247,356
Fred Alger Management, Inc.	18,600.98	0.27%	0.09%	475,167,000	444,464	1,268,533	1,215,949	1,243,278	1,022,751	1,350,609	1,158,354	957,987	543,970	444,464	647,584	884,676	997,329	977,638
TD Asset Management, Inc.	88,635.07	0.10%	0.09%	475,167,000	435,002	475,238	463,971	435,002	458,632	448,788	483,247	444,747	463,797	497,912	490,124	1,146,028	1,905,213	1,887,142
First Trust Advisors, L.P.	36,280.83	0.11%	0.09%	475,167,000	426,754	531,704	551,832	508,810	623,720	879,990	838,598	801,966	669,083	544,209	511,386	531,564	550,536	426,754
UBS Financial Services, Inc. (Investment Advisor)	141,700.94	0.14%	0.09%	475,167,000	423,233	688,050	615,214	571,156	537,052	631,213	423,784	442,590	513,960	652,503	462,346	423,233	473,049	471,343
USAA Asset Management Company	30,326.42	0.11%	0.09%	475,167,000	403,949	500,842	532,607	515,138	496,696	523,945	524,013	523,553	491,831	422,887	403,949	410,232	413,051	436,471
BlackRock Japan Company, LTD	53,597.22	0.11%	0.08%	475,167,000	396,893	543,143	551,389	543,781	528,525	515,347	528,573	473,402	448,140	472,633	426,717	396,893	409,645	417,977
New Jersey Division of Investment	31,699.10	0.10%	0.08%	475,167,000	394,100	491,200	420,200	420,200	440,000	415,200	394,100	412,000	413,000	474,200	443,800	454,500	429,000	398,000
William Blair & Company, LLC (Investment Management)	47,499.27	0.14%	0.08%	475,167,000	391,895	643,127	641,663	652,310	680,648	535,689	603,106	596,161	556,656	589,783	584,073	566,342	475,881	391,895
Wells Fargo Advisors, LLC	141,820.70	0.12%	0.08%	475,167,000	387,558	585,111	519,340	499,681	519,666	516,509	422,877	402,237	387,558	423,345	409,057	399,659	476,109	461,097
Capital International, Inc. (Singapore)	4,549.30	0.08%	0.08%	475,167,000	384,650	384,650	430,150	430,150	430,150	446,900	446,900	446,900	480,900	508,900	508,900	508,900	561,900	584,500
Dimensional Fund Advisors, L.P. (U.S.)	326,075.86	0.19%	0.08%	475,167,000	365,237	919,687	876,715	814,568	813,728	758,695	642,705	607,826	561,336	538,961	501,330	447,630	416,988	365,237
APG Asset Management N.V.	137,115.95	0.16%	0.08%	475,167,000	357,959	781,589	735,359	691,459	590,359	516,107	551,577	579,280	565,909	618,623	580,803	480,468	369,554	357,959
Schweizerische Nationalbank (Bank)	63,975.21	0.24%	0.07%	475,167,000	354,941	1,122,441	1,112,341	1,121,841	1,035,041	722,541	709,841	636,841	599,541	365,141	374,741	380,441	354,941	389,541
State of Wisconsin Investment Board	25,835.31	0.07%	0.07%	475,167,000	351,230	351,230	416,057	404,057	409,307	436,767	460,687	412,577	385,277	393,087	393,867	415,907	417,408	417,078
PanAgora Asset Management, Inc.	22,743.52	0.09%	0.07%	475,167,000	347,857	424,626	423,978	437,521	438,583	436,236	444,370	377,411	347,857	373,463	406,466	415,221	720,216	813,315
Credit Suisse Securities (USA), LLC (Broker)	44,666.88	0.08%	0.07%	475,167,000	346,952	383,667	625,014	540,105	474,423	459,868	346,952	480,914	465,133	676,970	739,823	498,562	577,507	765,702
State Teachers Retirement System of Ohio	26,840.43	0.08%	0.07%	475,167,000	346,948	379,051	380,693	395,153	384,059	383,539	388,680	395,194	392,415	396,609	346,948	356,748	366,647	373,447
Wells Fargo Bank N.A. (Asset Management)	70,792.31	0.11%	0.07%	475,167,000	337,434	526,966	1,023,096	606,006	409,218	372,676	420,994	455,320	337,434	364,480	345,414	341,100	420,686	430,059
Adage Capital Management, L.P.	36,654.36	0.12%	0.07%	475,167,000	324,861	578,983	574,283	660,383	556,083	603,483	598,483	520,683	573,383	324,861	339,983	489,183	499,283	531,027
Citigroup Global Markets, Inc. (Broker)	50,723.51	0.10%	0.07%	475,167,000	312,336	484,595	353,288	357,411	381,548	312,336	347,416	332,677	431,878	450,268	397,797	442,292	454,827	610,778
Russell Investment Management Company	52,474.57	0.10%	0.07%	475,167,000	310,401	487,845	624,213	670,025	630,378	733,253	663,225	700,892	710,860	659,323	658,068	486,753	534,552	310,401
J.P. Morgan Private Bank	82,445.71	0.12%	0.06%	475,167,000	302,428	581,470	627,256	750,721	716,095	664,980	664,161	708,567	615,202	434,574	302,428	592,859	624,530	609,069
HSBC Global Asset Management (U.K.), LTD	53,762.55	0.07%	0.06%	475,167,000	280,050	330,055	280,050	298,960	303,966	340,595	481,043	631,489	883,884	561,311	551,804	500,586	488,428	375,647
TCW Investment Management Company	13,331.80	0.06%	0.06%	475,167,000	278,655	299,764	279,859	281,719	278,655	291,797	295,474	296,334	411,061	588,526	1,064,411	1,047,440	1,136,248	1,131,471
Pictet Asset Management S.A.	54,578.30	0.06%	0.06%	475,167,000	276,735	276,735	290,293	282,484	298,656	293,856	330,579	331,385	306,511	306,788	306,759	312,981	295,976	321,067
Retirement Systems of Alabama	17,333.21	0.06%	0.06%	475,167,000	276,105	276,105	300,974	299,305	307,966	331,724	346,171	344,950	346,679	356,583	321,242	320,988	312,878	310,550
Susquehanna Financial Group, LLLP (Broker)	20,647.83	0.32%	0.06%	475,167,000	273,473	1,502,406	628,130	273,473	768,504	630,140	665,001	941,174	407,502	847,594	475,002	764,110	1,125,691	305,757
Chevy Chase Trust Company	18,855.41	0.08%	0.06%	475,167,000	272,534	378,165	376,663	377,745	370,683	359,621	354,804	332,752	320,548	301,542	303,309	274,503	273,435	272,534
Luther King Capital Management Corporation	10,512.06	0.06%	0.06%	475,167,000	269,745	304,201	304,041	298,062	269,745	284,281	292,489	296,471	293,009	331,669	333,359	330,401	311,655	279,689
AP 7/Sjunde AP-Fonden	33,321.49	0.08%	0.06%	475,167,000	267,061	366,490	347,816	341,295	331,295	332,795	316,090	326,665	318,408	307,778	298,209	296,509	267,661	267,061
State Street Global Advisors, LTD	111,346.27	0.07%	0.06%	475,167,000	262,610	335,345	360,939	262,610	324,736	435,175	324,838	330,616	344,000	393,308	401,626	349,990	320,407	311,353
Ohio Public Employees Retirement System	20,807.58	0.06%	0.06%	475,167,000	262,587	273,735	269,833	269,833	262,587	282,634	282,453	279,048	273,744	272,807	272,977	286,848	289,744	313,960
Tybourne Capital Management (Hong Kong), LTD	2,836.73	0.09%	0.05%	475,167,000	260,125	412,500	394,903	361,303	505,337	356,647	504,001	501,398	429,325	447,925	412,725	583,225	448,325	260,125
Coatue Management, LLC	8,440.91	0.06%	0.05%	475,167,000	258,027	273,298	297,090	308,134	566,785	637,270	647,770	760,722	296,131	258,027	258,027	258,027	288,394	1,448,597
Neuberger Berman Investment Advisers, LLC	76,683.42	0.06%	0.05%	475,167,000	253,070	263,082	257,764	260,159	253,070	305,679	279,589	305,980	316,047	386,815	907,349	741,484	850,242	911,749
BlackRock Advisors (U.K.), LTD	148,588.83	0.05%	0.05%	475,167,000	248,982	261,023	261,054	273,881	270,396	264,455	282,705	248,982	322,712	647,984	742,430	757,994	659,946	693,483
Credit Suisse AG (Asset Management)	74,760.15	0.07%	0.05%	475,167,000	245,172	322,329	328,592	320,341	328,190	323,827	297,706	289,923	284,528	299,957	296,106	299,282	251,547	245,172
UBS Asset Management (U.K.), LTD	66,126.59	0.09%	0.05%	475,167,000	243,741	407,255	410,285	331,159	335,998	265,090	260,799	243,741	291,602	312,522	283,048	283,630	275,030	266,668
Gateway Investment Advisers, LLC	10,697.95	0.05%	0.05%	475,167,000	230,193	230,193	245,689	260,014	271,721	280,828	285,105	284,824	288,858	292,232	368,722	402,365	394,792	385,154
Deutsche Bank Trust Company Americas	48,691.50	0.06%	0.05%	475,167,000	226,188	279,283	541,124	567,597	304,602	528,417	226,188	541,757	1,265,626	652,953	570,774	674,047	842,368	817,422
Metlife Investment Advisors, LLC	17,944.21	0.05%	0.05%	475,167,000	225,300	228,697	231,002	229,924	229,385	228,629	225,565	228,113	225,300	227,809	230,283	231,168	242,894	241,783
Calamos Advisors, LLC	15,332.55	0.05%	0.05%	475,167,000	222,323	222,323	284,286	288,179	301,965	272,367	276,146	274,185	262,962	293,492	297,118	445,551	946,995	949,618
GWL Investment Management, LTD	36,840.83	0.07%	0.05%	475,167,000	219,671	309,380	323,328	318,959	256,142	221,628	219,671	266,887	266,741	272,521	269,610	272,362	267,901	255,576
BlackRock Asset Management Canada, LTD	30,905.45	0.05%	0.05%	475,167,000	218,749	252,174	251,240	246,605	246,563	238,413	242,547	235,528	235,847	233,433	228,843	218,749	222,040	226,731
Putnam Investment Management, LLC	45,831.60	0.16%	0.04%	475,167,000	201,886	755,711	923,675	873,912	843,339	758,015	681,561	1,041,994	504,966	437,832	444,705	335,684	252,703	201,886
Zevenbergen Capital Investments, LLC	2,125.68	0.04%	0.04%	475,167,000	199,323	199,323	236,038	247,607	289,319	283,530	301,383	320,143	321,625	339,747	326,975	407,661	361,863	361,368
Commerzbank Corporates & Markets (Germany) AG (Broker)	6,561.93	0.07%	0.04%	475,167,000	192,867	325,613	244,402	290,915	192,867	299,048	290,280	399,577	367,142	394,122	604,032	443,323	337,849	310,990
Barclays Capital, Inc.	28,972.68	0.06%	0.04%	475,167,000	189,171	307,894	189,171	273,613	295,748	229,271	249,541	312,701	395,211	531,935	366,097	361,250	396,787	299,320
Voya Investment Management Company, LLC	45,412.17	0.19%	0.04%	475,167,000	186,796	898,512	890,628	912,684	950,154	1,069,251	918,901	848,071	857,217	1,046,308	1,070,555	191,836	190,463	186,796
FM Global	8,387.27	0.04%	0.04%	475,167,000	183,000	183,500	183,500	183,500	183,500	183,500	195,000	183,000	183,000	191,000	198,000	250,500	237,000	227,000
Manulife Asset Management, LTD	24,126.51	0.04%	0.04%	475,167,000	178,292	181,365	178,292	185,419	184,334	188,137	230,317	234,783	229,162	211,578	187,082	193,006	200,106	182,666
Korea Investment Corporation	22,063.09	0.08%	0.04%	475,167,000	175,900	381,546	364,870	315,127	212,527	267,437	232,637	181,600	199,500	184,400	188,000	186,800	208,100	175,900
Teacher Retirement System of Texas	15,039.85	0.05%	0.04%	475,167,000	175,299	230,138	249,062	254,834	246,934	258,992	265,635	203,185	187,226	187,194	175,299	177,508	175,299	186,425

Schroder Investment Management North America, Inc.	19,356.84	0.05%	0.04%	475,167,000	171,215	215,616	291,786	266,886	275,072	341,864	216,885	210,827	248,311	263,679	258,031	259,356	178,599	171,215
State Street Global Advisors France S.A.	28,781.27	0.05%	0.04%	475,167,000	169,985	231,880	246,944	241,132	236,676	235,416	243,575	170,644	173,329	170,465	170,215	176,415	169,985	172,685
Tennessee Consolidated Retirement System	18,918.07	0.06%	0.04%	475,167,000	166,800	268,948	357,014	324,958	266,109	324,407	315,183	314,314	276,530	166,800	288,932	328,919	349,790	257,100
Colorado Public Employee Retirement Association	13,302.17	0.06%	0.03%	475,167,000	161,189	271,539	267,766	263,768	267,589	222,052	194,713	192,034	195,002	196,949	167,928	170,312	170,032	161,189
British Columbia Investment Management Corporation	35,323.61	0.04%	0.03%	475,167,000	160,006	184,847	160,006	204,723	202,121	179,530	176,386	185,316	194,266	194,238	189,581	202,956	201,576	221,899
Geneva Advisors, LLC	5,127.75	0.05%	0.03%	475,167,000	159,322	241,117	241,951	244,965	242,708	245,937	228,609	164,629	159,322	161,189	167,434	167,375	202,539	311,254
ProFund Advisors, LLC	11,288.51	0.04%	0.03%	475,167,000	158,732	200,038	158,732	219,757	232,285	270,597	259,066	230,879	279,593	288,187	238,780	207,274	233,367	213,668
Key Private Bank (Asset Management)	16,015.29	0.04%	0.03%	475,167,000	158,101	175,451	164,171	158,101	162,351	176,094	179,784	184,014	192,688	206,812	224,302	251,428	288,209	298,423
Fiduciary Trust Company International (Asset Management)	9,708.73	0.04%	0.03%	475,167,000	157,035	167,841	157,035	157,539	158,177	160,172	164,440	185,388	220,432	233,628	251,964	301,784	268,373	234,178
Aviva Investors Global Services, LTD (U.K.)	45,442.47	0.05%	0.03%	475,167,000	156,111	252,357	244,878	229,614	203,748	198,229	189,930	198,446	203,617	161,984	162,427	160,251	160,168	156,111
Security Investors, LLC	26,077.67	0.04%	0.03%	475,167,000	150,833	197,302	192,775	181,656	214,723	243,782	150,833	203,564	243,484	232,942	257,157	249,905	252,174	259,682
Deutsche Asset Management Investment GmbH	102,903.20	0.05%	0.03%	475,167,000	150,591	250,431	271,067	246,366	227,377	228,927	225,322	206,128	216,956	204,363	162,551	170,933	150,591	166,874
Sunamerica Asset Management, LLC	26,839.24	0.03%	0.03%	475,167,000	148,717	148,717	151,024	153,915	172,951	174,334	171,377	173,627	173,972	169,983	171,612	167,301	164,247	162,733
Michigan Department of Treasury Bureau of Investments	12,592.28	0.04%	0.03%	475,167,000	146,850	189,802	198,650	198,950	202,950	270,450	298,450	148,050	146,850	156,350	271,050	229,450	228,550	278,750
AMP Capital Investors, LTD	26,127.27	0.04%	0.03%	475,167,000	145,326	196,290	210,634	174,312	172,506	180,967	173,988	183,590	160,601	145,326	152,381	154,346	150,494	283,603
RBC Capital Markets, LLC	32,565.68	0.07%	0.03%	475,167,000	145,238	311,285	292,092	280,458	310,901	287,033	269,232	261,466	175,854	322,811	201,468	145,238	261,310	404,777
Kentucky Teachers' Retirement System	7,852.18	0.03%	0.03%	475,167,000	137,208	137,208	146,677	150,149	152,249	155,349	163,589	180,399	189,029	176,809	196,639	195,180	168,380	174,790
RBC (Channel Islands), LTD	1,405.84	0.03%	0.03%	475,167,000	135,279	135,279	141,379	160,868	194,229	194,148	191,648	199,343	225,926	225,926	222,796	209,893	202,189	202,189
Holland Capital Management, LLC	2,378.84	0.03%	0.03%	475,167,000	135,168	135,168	140,228	172,927	265,834	269,518	278,449	339,454	357,009	368,790	475,854	458,972	468,361	488,997
Primecap Management Company	104,381.73	0.07%	0.03%	475,167,000	134,550	309,638	291,238	291,238	291,238	278,870	278,870	278,470	241,065	220,580	220,280	134,550	141,350	142,500
Criterion Capital Management, LLC	2,375.97	0.04%	0.03%	475,167,000	133,886	185,303	173,195	191,125	225,704	236,431	279,043	302,773	308,284	133,886	269,008	444,148	336,691	354,291
John W. Bristol & Company	3,550.85	0.03%	0.03%	475,167,000	131,411	131,411	136,559	141,555	178,208	184,608	225,116	307,831	334,325	369,654	374,305	388,639	308,640	314,026
The Dreyfus Corporation	29,145.27	0.07%	0.03%	475,167,000	129,966	325,222	383,286	422,249	408,141	411,678	394,107	428,667	130,767	129,966	130,045	353,512	422,842	434,983
AGF Investments, Inc.	12,515.59	0.03%	0.03%	475,167,000	120,996	144,641	152,290	159,256	163,406	155,303	157,791	156,653	162,750	169,503	130,218	129,026	128,090	120,996
BMO Global Asset Management (U.K.)	15,530.33	0.03%	0.03%	475,167,000	120,687	121,258	125,350	121,869	121,064	123,201	120,687	122,919	122,156	185,821	270,163	270,671	284,478	293,597
Schroder Investment Management, LTD	100,011.05	0.06%	0.03%	475,167,000	119,603	283,812	292,287	281,814	251,028	316,544	414,679	368,500	322,192	353,819	290,506	346,864	130,283	119,603
Texas Permanent School Fund	7,508.63	0.02%	0.02%	475,167,000	118,145	118,145	121,180	125,526	133,072	135,455	136,761	139,025	142,560	144,370	147,146	155,393	163,249	171,675
Nuveen Asset Management, LLC	23,216.95	0.03%	0.02%	475,167,000	116,856	160,252	140,395	145,695	139,877	147,322	149,676	141,351	137,967	124,028	119,953	119,903	116,856	117,666
INVESCO Asset Management, LTD (U.K.)	78,201.42	0.02%	0.02%	475,167,000	113,369	113,369	121,884	117,910	118,614	129,323	125,576	164,447	181,456	199,968	196,452	150,058	167,898	162,862
Cornerstone Capital Management Holdings, LLC	14,416.08	0.04%	0.02%	475,167,000	111,901	200,000	204,824	172,963	178,022	174,055	169,032	143,224	116,394	111,904	111,901	115,675	155,251	134,062
Comerica Bank (Asset Management)	12,475.26	0.02%	0.02%	475,167,000	109,851	117,537	116,567	109,851	115,023	110,733	115,213	117,580	120,990	113,608	113,016	118,005	144,562	144,259
USS Investment Management, LTD	10,252.58	0.02%	0.02%	475,167,000	107,000	107,000	194,000	194,000	194,000	194,000	255,000	255,000	255,000	255,000	255,000	255,000	163,000	163,000
Amundi Asset Management S.A.	82,648.96	0.03%	0.02%	475,167,000	105,991	151,243	158,018	156,610	174,135	210,579	162,282	144,869	152,465	158,342	105,991	110,838	143,210	148,941
Asset Management One Company, LTD	139,630.62	0.16%	0.02%	475,167,000	105,652	757,253	143,525	130,020	127,798	132,076	114,594	105,652	112,789	117,371	130,731	646,773	624,417	641,750
Brighton Jones, LLC	265.00	0.03%	0.02%	475,167,000	105,075	131,594	170,154	179,310	162,861	162,813	164,356	105,075	119,104	126,635	127,524	127,560	127,293	127,748
Deka Investment GmbH	38,187.60	0.03%	0.02%	475,167,000	103,172	155,595	158,586	137,861	127,821	136,770	141,294	134,301	139,710	130,491	131,186	132,682	103,172	105,997
Employees Retirement System of Texas	10,474.26	0.02%	0.02%	475,167,000	102,776	102,776	105,300	105,300	107,100	106,500	105,400	104,400	103,400	116,400	121,400	123,400	132,500	137,500
BNP Paribas Arbitrage S.A. (U.S.)	20,569.60	0.02%	0.02%	475,167,000	100,997	107,833	230,889	100,997	348,265	343,922	494,266	426,160	682,256	848,017	645,231	383,319	580,759	880,253
BlackRock Investment Management (Australia), LTD	16,193.20	0.03%	0.02%	475,167,000	100,712	140,991	123,993	130,941	125,149	126,133	133,657	121,726	122,839	128,402	109,959	114,510	104,458	100,712
NISA Investment Advisors, LLC	8,010.59	0.02%	0.02%	475,167,000	99,595	106,400	106,095	103,980	99,595	99,945	101,165	100,490	104,790	103,990	105,590	105,340	108,840	108,990
Gulf International Bank (U.K.), LTD	7,790.04	0.03%	0.02%	475,167,000	98,704	123,423	122,233	121,113	119,813	118,208	114,583	114,083	112,820	109,596	107,389	106,839	99,687	98,704
Delaware Investments	51,630.17	0.03%	0.02%	475,167,000	98,300	141,743	153,260	157,743	148,779	145,600	138,000	127,000	111,300	98,300	110,600	124,550	119,050	114,650
Arizona State Retirement System	6,791.55	0.02%	0.02%	475,167,000	94,922	97,522	96,922	94,922	104,722	103,322	104,922	106,222	106,222	106,222	105,422	103,822	105,622	106,022
Hartford Investment Management Company	5,348.08	0.02%	0.02%	475,167,000	94,783	99,780	97,910	94,783	96,684	95,766	97,174	95,748	101,597	109,120	97,910	99,482	100,574	102,707
U.S. Bank Private Asset Management	27,718.39	0.04%	0.02%	475,167,000	94,486	178,519	164,227	161,156	144,477	132,130	126,480	100,675	99,437	98,783	101,574	101,515	100,259	94,486
Fidelity International Limited - FIL Investment Services (U.K.), LTD	88,648.12	0.02%	0.02%	475,167,000	92,312	92,312	151,049	142,454	150,375	134,408	152,304	274,327	319,003	289,517	309,162	327,055	309,987	310,639
AXA Investment Managers (U.K.), LTD	24,011.02	0.03%	0.02%	475,167,000	89,831	141,687	144,254	143,313	145,391	138,393	116,095	99,849	89,831	95,941	204,577	210,060	188,511	131,148
Piedmont Investment Advisors, LLC	4,913.94	0.02%	0.02%	475,167,000	89,635	114,258	124,345	136,017	132,171	141,668	156,072	155,321	89,635	104,020	132,141	120,517	109,895	99,668
SEI Investments Management Corporation	20,775.77	0.04%	0.02%	475,167,000	87,727	194,982	235,341	225,225	211,241	220,846	151,834	115,281	96,216	87,727	184,909	250,934	288,646	357,599
NGAM Advisors, L.P.	8,307.63	0.03%	0.02%	475,167,000	87,494	137,271	122,832	117,417	109,880	106,696	108,195	116,250	109,212	87,494	91,029	158,988	117,272	128,707
Aperio Group, LLC	13,278.41	0.04%	0.02%	475,167,000	85,713	169,535	175,907	168,407	156,603	151,455	141,837	123,859	106,555	98,963	96,725	86,254	89,333	85,713
ExxonMobil Investment Management, Inc.	4,464.37	0.02%	0.02%	475,167,000	84,772	91,288	100,470	100,149	94,004	86,157	88,041	84,772	91,575	89,509	92,839	94,832	97,425	96,514
Huntington Steele, LLC	300.17	0.02%	0.02%	475,167,000	83,701	83,701	83,809	83,749	83,764	93,872	103,872	113,843	128,837	139,081	138,068	137,068	136,060	135,060
D.E. Shaw & Company, L.P.	44,601.27	0.11%	0.02%	475,167,000	82,829	539,476	1,080,874	1,187,056	374,877	230,608	803,745	1,641,798	1,403,830	818,298	132,036	82,829	264,569	471,115
Segall Bryant & Hamill Investment Counsel	4,109.06	0.02%	0.02%	475,167,000	81,854	97,856	92,741	116,928	116,663	109,899	110,765	112,398	114,243	81,854	84,960	87,618	124,904	188,772
AXA Rosenberg Investment Management, LLC (U.S.)	12,827.60	0.02%	0.02%	475,167,000	79,900	109,883	120,083	116,583	114,500	114,900	116,620	103,900	97,800	84,500	86,700	79,900	91,050	88,750
AP 4/Fjärde AP-Fonden	15,876.13	0.02%	0.02%	475,167,000	79,414	86,914	95,606	92,928	91,867	79,691	79,414	84,267	89,726	94,586	100,802	108,572	105,995	101,531
AEGON Asset Management N.V. (Netherlands)	9,849.36	0.02%	0.02%	475,167,000	79,181	79,181	82,749	157,225	158,565	154,839	159,540	153,909	156,088	157,939	176,697	179,508	169,669	181,028
Swedbank Robur Fonder AB	64,402.51	0.10%	0.02%	475,167,000	75,580	476,735	329,894	303,079	240,966	281,528	228,743	86,266	91,576	139,780	105,980	75,580	75,780	91,112
OppenheimerFunds, Inc	137,912.76	0.10%	0.02%	475,167,000	75,407	471,971	593,406	526,511	583,232	796,243	667,377	441,149	75,407	84,247	175,777	225,050	229,693	408,333
Victory Capital Management, Inc.	41,015.28	0.03%	0.02%	475,167,000	75,364	121,324	101,061	83,664	75,364	100,761	143,293	165,127	188,825	168,391	132,932	250,651	291,435	232,954
Robeco Institutional Asset Management B.V.	31,617.96	0.04%	0.02%	475,167,000	73,307	174,156	236,009	219,356	234,638	129,783	97,010	81,638	80,917	81,405	78,491	77,066	73,307	94,679
FIAM, LLC	39,997.84	0.07%	0.02%	475,167,000	73,062	345,061	294,196	273,960	272,988	240,686	266,018	73,062	99,325	106,440	104,131	99,725	156,706	126,996

J.P. Morgan Asset Management (UK), LTD	95,242.05	0.04%	0.02%	475,167,000	72,940	182,966	192,613	209,771	156,720	156,672	181,642	470,556	218,499	72,940	302,348	488,259	402,946	513,960
Raymond James & Associates, Inc.	51,086.12	0.07%	0.01%	475,167,000	69,971	354,751	319,659	228,734	214,694	189,167	152,458	96,711	75,991	69,971	77,763	82,553	79,521	76,038
BlackRock Asset Management (Deutschland) AG	38,874.24	0.02%	0.01%	475,167,000	69,787	87,731	87,244	83,171	81,942	84,666	69,787	82,000	85,528	82,054	84,343	91,898	94,886	86,971
Capital Guardian Trust Company (U.S.)	23,086.55	0.05%	0.01%	475,167,000	68,760	235,641	153,520	105,640	81,154	82,549	68,760	70,408	76,188	78,552	88,057	93,697	120,516	126,256
Peregrine Capital Management, LLC.	3,840.99	0.01%	0.01%	475,167,000	68,608	68,608	68,608	68,608	79,602	88,704	102,385	103,626	104,989	101,731	101,731	111,130	119,698	125,283
Golden Capital Management, LLC	7,700.65	0.02%	0.01%	475,167,000	67,425	112,347	116,668	94,213	85,594	85,734	77,897	74,142	73,936	75,848	67,425	78,812	88,284	79,131
PNC Bank, N.A. (Asset Management)	59,583.92	0.02%	0.01%	475,167,000	65,974	84,495	85,293	83,290	86,528	82,899	103,336	104,035	105,808	89,980	79,509	69,897	65,974	66,523
Utah Retirement Systems	3,973.17	0.02%	0.01%	475,167,000	65,053	71,353	71,253	71,353	68,653	68,453	68,353	67,953	67,253	65,053	65,053	65,253	66,053	65,553
Silvant Capital Management, LLC	1,246.94	0.02%	0.01%	475,167,000	64,199	72,244	71,871	66,729	67,844	66,932	66,727	65,709	64,199	69,250	67,618	67,975	75,423	96,948
Tocqueville Asset Management, L.P.	8,198.54	0.03%	0.01%	475,167,000	63,571	148,773	155,683	160,210	164,481	162,495	168,748	174,928	174,144	170,772	124,067	121,987	69,569	63,571
Lazard Asset Management, LLC (U.S.)	80,137.85	0.01%	0.01%	475,167,000	62,497	62,497	82,961	89,255	114,783	130,651	226,923	396,704	440,326	473,151	521,504	582,227	615,217	660,134
PSP Investments	10,616.12	0.02%	0.01%	475,167,000	62,452	102,152	103,252	73,352	62,452	98,152	101,052	131,452	132,152	153,532	179,632	140,332	136,210	137,910
J.P. Morgan Securities, LLC (Broker)	42,216.61	0.01%	0.01%	475,167,000	61,186	66,732	61,186	235,826	272,734	443,564	92,723	496,203	584,253	470,901	509,408	485,798	337,746	507,954
Amundi Japan, LTD	8,381.48	0.02%	0.01%	475,167,000	61,025	106,235	114,665	95,095	92,695	114,850	74,905	66,275	63,975	61,025	95,225	91,925	92,525	93,025
Mitsubishi UFJ Kokusai Asset Management Company, LTD	36,214.75	0.02%	0.01%	475,167,000	60,321	100,329	98,022	98,520	92,465	81,646	74,227	60,321	65,308	81,805	77,733	94,866	89,560	77,875
Birch Hill Investment Advisors, LLC	1,101.03	0.01%	0.01%	475,167,000	58,634	60,155	59,616	59,247	58,634	60,861	67,762	68,950	68,740	67,285	67,459	66,048	63,243	60,009
FoxHaven Asset Management, L.P.	1,356.85	0.03%	0.01%	475,167,000	57,138	132,450	145,762	145,762	145,762	157,578	162,505	151,010	126,505	90,174	90,174	90,174	80,633	57,138
Deutsche Investment Management Americas, Inc.	22,894.69	0.07%	0.01%	475,167,000	56,706	334,964	331,460	293,281	283,524	415,679	414,203	303,747	306,051	183,100	185,948	200,728	56,706	58,171
Oak Associates, LTD	1,012.06	0.01%	0.01%	475,167,000	55,154	59,182	64,931	55,154	60,510	60,215	60,874	65,063	66,263	66,536	67,426	72,378	73,605	92,087
Davenport & Company, LLC (Asset Management)	6,995.27	0.01%	0.01%	475,167,000	54,616	54,616	54,906	55,102	55,410	110,180	142,604	139,708	177,840	172,347	173,327	173,875	155,350	122,955
Fideuram Asset Management (Ireland), LTD	8,061.03	0.01%	0.01%	475,167,000	53,775	53,775	54,151	68,387	77,637	72,113	83,110	83,677	95,452	107,166	111,624	109,932	99,035	88,162
Storebrand Asset Management AS	12,929.26	0.01%	0.01%	475,167,000	52,919	63,812	57,840	55,062	52,919	60,683	59,123	58,930	70,465	74,009	68,576	67,110	63,281	64,601
ClearArc Capital, Inc.	13,046.07	0.03%	0.01%	475,167,000	52,719	120,528	104,369	100,188	96,425	93,302	87,330	82,541	79,384	79,958	81,870	73,019	52,719	58,087
M&G Investment Management, LTD	57,334.71	0.01%	0.01%	475,167,000	51,286	52,066	58,804	84,795	77,353	51,286	73,273	92,080	176,264	211,737	204,839	105,100	80,267	89,694
First Republic Investment Management, Inc.	11,497.26	0.02%	0.01%	475,167,000	50,631	90,127	85,503	84,571	63,967	54,052	50,631	54,872	60,385	89,542	77,532	71,213	61,093	60,545
Irish Life Investment Managers, LTD	7,646.88	0.01%	0.01%	475,167,000	50,267	61,300	62,155	61,179	59,365	63,029	60,550	60,198	56,075	55,362	54,860	52,431	50,267	177,967
Rathbone Investment Management, LTD	15,791.39	0.02%	0.01%	475,167,000	50,098	83,940	78,420	73,315	71,566	68,229	64,358	67,804	68,007	68,751	67,276	67,669	60,892	50,098
Polar Capital, LLP	9,664.23	0.02%	0.01%	475,167,000	49,395	96,110	97,500	78,367	86,653	78,251	71,387	97,873	86,900	49,395	72,144	114,600	66,824	66,700
Virginia Retirement System	7,449.76	0.02%	0.01%	475,167,000	49,244	82,200	107,400	110,900	105,661	113,853	123,736	86,730	61,099	51,982	53,646	51,958	49,826	49,244
Mason Street Advisors, LLC	3,695.11	0.01%	0.01%	475,167,000	49,050	53,951	53,230	52,113	51,428	50,216	49,626	49,170	49,050	127,067	129,065	161,966	173,601	155,695
Cornerstone Capital Management, LLC	634.63	0.01%	0.01%	475,167,000	48,825	48,825	48,825	157,069	232,201	207,525	237,717	308,641	285,798	279,702	243,372	201,126	264,361	281,430
The Ayco Company, L.P.	4,220.28	0.01%	0.01%	475,167,000	48,515	52,891	55,024	56,511	56,923	48,515	48,878	90,879	91,562	91,656	91,980	91,772	90,353	112,470
Nomura Asset Management Company, LTD	111,403.41	0.01%	0.01%	475,167,000	48,074	54,219	56,447	54,377	56,702	54,393	55,904	54,318	51,996	52,138	55,057	52,345	49,097	48,074
KLP Kapitalforvaltning AS	11,323.05	0.01%	0.01%	475,167,000	47,400	62,971	60,271	58,471	54,571	54,271	52,400	51,900	51,600	52,600	53,700	51,500	48,600	47,400
R.H. Bluestein & Company	1,533.11	0.01%	0.01%	475,167,000	46,517	64,057	58,851	56,701	56,612	90,406	84,029	97,167	78,711	76,781	76,872	77,011	46,517	47,306
Mutual of America Capital Management	5,299.96	0.01%	0.01%	475,167,000	46,227	51,183	49,291	47,510	50,658	49,331	49,086	48,514	48,237	47,749	47,452	46,227	47,179	46,579
Barton Investment Management, LLC	300.35	0.01%	0.01%	475,167,000	45,960	48,464	48,826	48,907	68,929	51,439	49,677	49,874	51,319	51,052	51,217	47,136	45,960	46,511
Coöperatieve Media Pensioen Diensten U.A.	779.21	0.01%	0.01%	475,167,000	45,790	50,690	50,690	50,690	50,690	45,790	50,790	50,790	50,790	48,570	48,570	58,570	58,570	59,200
Whittier Trust Company	3,293.95	0.01%	0.01%	475,167,000	45,493	46,839	46,504	46,478	46,148	45,884	45,493	54,476	51,585	50,091	51,907	50,587	49,550	46,920
Handelsbanken Asset Management (Sweden)	33,537.16	0.02%	0.01%	475,167,000	43,372	105,910	175,999	113,596	43,372	107,191	114,592	111,785	78,009	64,327	63,497	53,367	52,065	51,083
Advance Asset Management, LTD	5,418.74	0.02%	0.01%	475,167,000	43,133	103,509	123,184	128,211	91,170	91,170	69,083	43,133	51,646	70,539	61,033	56,864	66,854	45,855
CIBC Asset Management, Inc.	18,039.81	0.01%	0.01%	475,167,000	43,114	60,997	58,677	57,205	56,380	55,401	49,947	49,349	46,482	43,114	51,195	50,778	52,445	49,946
Logan Capital Management, Inc.	1,244.73	0.01%	0.01%	475,167,000	41,622	41,622	42,017	42,808	43,250	43,968	45,811	49,773	54,731	56,647	82,409	83,107	83,081	84,397
Edge Asset Management, Inc.	13,280.42	0.01%	0.01%	475,167,000	40,742	40,742	48,922	48,967	61,244	51,691	60,807	72,705	67,205	63,865	62,477	62,556	60,000	60,050
Oregon State Treasury	4,871.21	0.02%	0.01%	475,167,000	40,042	84,030	84,118	61,176	62,565	61,952	72,552	71,934	42,634	41,634	40,542	40,042	56,442	56,342
Telemark Asset Management, LLC	458.23	0.01%	0.01%	475,167,000	40,000	60,000	70,000	70,000	70,000	90,000	100,000	100,000	100,000	60,000	70,000	40,000	80,000	110,000
Sequoia Capital Operations, LLC	723.81	0.01%	0.01%	475,167,000	40,000	43,000	55,000	40,000	100,000	60,000	91,500	115,000	75,000	90,000	100,000	282,106	332,106	262,106
New Mexico Educational Retirement Board	2,160.92	0.01%	0.01%	475,167,000	39,965	42,065	39,965	45,065	42,565	41,665	43,065	40,265	44,065	45,865	49,765	49,365	48,465	51,465
Columbia Threadneedle Investments (U.K.)	51,987.12	0.07%	0.01%	475,167,000	39,775	320,617	345,697	350,872	363,701	299,977	367,962	355,687	220,515	77,185	39,775	93,702	62,261	273,194
ACTIAM N.V.	13,240.40	0.02%	0.01%	475,167,000	39,766	101,750	100,458	94,506	87,818	72,796	63,287	53,234	39,766	52,845	51,694	53,953	48,104	46,812
Bridgeway Capital Management, Inc.	7,666.03	0.01%	0.01%	475,167,000	39,298	39,327	39,298	50,210	57,940	53,645	54,010	54,265	58,120	69,420	63,840	60,090	56,430	59,225
Glynn Capital Management, LLC	292.20	0.01%	0.01%	475,167,000	39,222	46,891	41,527	39,222	39,620	42,107	50,464	58,019	60,384	74,464	74,134	74,994	57,734	52,965
WCM Investment Management	10,142.52	0.01%	0.01%	475,167,000	39,076	63,935	56,224	43,193	39,076	39,190	52,367	83,359	117,636	117,977	123,776	125,008	68,447	68,039
Aberdeen Asset Managers, LTD (U.K.)	97,636.90	0.04%	0.01%	475,167,000	38,803	168,737	180,549	176,937	179,093	175,196	152,365	153,630	155,983	187,589	247,042	274,939	38,803	39,013
Cohen Klingenstein, LLC	579.85	0.01%	0.01%	475,167,000	38,771	38,771	40,695	40,695	40,695	40,785	40,785	40,785	40,910	40,935	40,935	40,935	40,935	43,060
Wilmington Trust Investment Management, LLC	12,242.09	0.01%	0.01%	475,167,000	38,670	50,200	47,224	48,805	44,158	42,511	45,323	48,639	50,993	48,288	52,164	42,950	43,066	38,670
Sumitomo Mitsui Asset Management Company, LTD	15,294.24	0.03%	0.01%	475,167,000	38,384	131,856	79,839	77,287	77,312	44,788	38,384	39,695	41,391	48,844	52,303	55,663	55,783	53,253
Nordea Investment Management (Denmark)	62,227.38	0.04%	0.01%	475,167,000	37,599	177,732	150,221	139,410	117,699	90,041	73,270	92,605	106,018	140,648	153,086	143,991	45,010	37,599
Windward Capital Management Co.	524.71	0.01%	0.01%	475,167,000	37,596	39,941	52,113	55,839	55,510	55,562	44,662	43,520	47,403	45,655	38,543	37,825	37,596	43,269
Mackenzie Financial Corporation	27,013.41	0.01%	0.01%	475,167,000	37,180	42,343	37,180	92,448	73,152	89,455	53,615	50,920	55,470	51,380	70,850	74,780	88,140	56,280
Ithaka Group, LLC (The)	507.46	0.01%	0.01%	475,167,000	37,147	37,184	44,001	51,316	52,228	51,275	42,021	37,147	40,078	44,227	92,839	96,424	84,516	72,842
IBM Retirement Plan (U.S.)	2,481.71	0.01%	0.01%	475,167,000	36,620	36,620	36,734	51,264	49,810	93,005	92,982	93,288	92,707	92,819	93,283	96,018	94,846	146,834
GAM Investment Management (Switzerland) AG	10,010.76	0.01%	0.01%	475,167,000	36,513	57,726	53,080	47,924	43,411	43,595	38,865	36,756	37,007	36,513	36,717	36,717	38,927	38,259
BMO Asset Management Inc.	39,886.74	0.02%	0.01%	475,167,000	36,023	72,681	81,320	66,739	63,478	58,702	55,246	58,780	56,926	53,437	45,998	39,443	38,106	36,023
World Asset Management, Inc.	2,654.93	0.01%	0.01%	475,167,000	35,804	35,804	38,799	37,426	36,961	41,455	39,759	39,067	43,469	43,634	52,918	49,270	49,232	55,758
Danske Capital (Denmark)	21,875.25	0.01%	0.01%	475,167,000	35,482	54,725	48,818	93,539	102,588	49,894	47,519	52,152	48,801	57,965	51,344	39,587	39,137	35,482

BP Investment Management, LTD	6,448.51	0.01%	0.01%	475,167,000	35,000	47,000	48,400	48,400	42,500	57,000	55,000	60,000	57,000	57,000	42,000	40,000	35,000	35,000
Frost Investment Advisors, LLC	2,910.85	0.01%	0.01%	475,167,000	34,032	47,082	48,103	48,766	48,672	48,677	45,557	46,796	40,061	38,614	34,804	34,032	37,712	36,931
Fiera Capital, Inc.	2,333.24	0.01%	0.01%	475,167,000	33,850	33,850	38,188	39,651	46,962	54,245	58,445	70,692	229,201	229,201	229,201	229,201	229,201	229,201
Jacobs Levy Equity Management, Inc.	5,172.80	0.02%	0.01%	475,167,000	33,430	105,347	110,380	85,777	118,668	134,084	120,041	123,111	172,559	160,965	139,605	51,711	172,941	33,430
Advantus Capital Management, Inc.	3,665.15	0.01%	0.01%	475,167,000	32,985	39,777	39,380	38,358	37,911	37,344	36,180	36,301	35,658	34,378	33,538	33,124	33,161	32,985
Norinchukin Zenkyoren Asset Management Company, LTD	3,591.33	0.01%	0.01%	475,167,000	32,892	43,946	40,928	39,878	39,269	37,372	41,197	40,772	41,598	41,819	34,504	32,892	36,792	35,315
Rathbone Unit Trust Management, LTD	3,179.10	0.01%	0.01%	475,167,000	32,400	43,860	43,250	41,700	41,900	41,900	41,900	41,900	41,900	42,400	42,400	42,400	37,400	32,400
Waverton Investment Management, LTD	2,605.86	0.01%	0.01%	475,167,000	31,238	64,506	48,369	37,677	31,238	38,542	50,869	50,840	50,940	50,970	50,940	50,870	71,380	71,084
Mediolanum Asset Management, LTD	3,732.67	0.01%	0.01%	475,167,000	31,134	31,134	31,372	31,632	32,032	32,810	32,565	32,785	32,599	34,586	33,441	34,141	36,289	39,307
Sampension Administrationsselskab A/S	6,453.57	0.01%	0.01%	475,167,000	31,019	45,367	45,367	45,367	42,239	42,239	37,477	37,477	37,477	37,477	31,019	31,019	35,836	35,836
Envestnet Asset Management, Inc.	27,567.09	0.01%	0.01%	475,167,000	30,770	36,319	37,723	47,287	43,028	44,129	44,492	41,934	41,203	30,770	37,036	36,673	36,405	36,483
Storebrand Asset Management AS (Sweden)	4,003.60	0.01%	0.01%	475,167,000	30,533	31,079	31,094	32,527	32,527	31,362	32,397	32,397	32,397	33,439	33,439	32,014	31,530	30,533
Kentucky Retirement Systems	2,015.61	0.01%	0.01%	475,167,000	29,475	41,388	51,573	48,523	52,942	43,593	39,130	38,223	37,873	41,713	29,475	43,662	43,662	43,741
INTECH Investment Management, LLC	39,379.38	0.12%	0.01%	475,167,000	28,387	555,923	580,375	631,544	678,849	199,049	111,349	44,956	33,387	44,187	68,587	152,787	126,987	28,387
Centre Asset Management, LLC	530.84	0.01%	0.01%	475,167,000	27,920	27,920	38,370	39,754	44,294	41,474	36,114	35,184	37,374	36,614	37,460	34,200	35,480	34,120
Granite Investment Partners, LLC	1,405.25	0.01%	0.01%	475,167,000	27,913	28,078	27,913	30,958	30,937	35,263	35,259	35,377	35,106	29,266	31,386	32,900	33,431	37,281
LMCG Investments, LLC	5,647.60	0.01%	0.01%	475,167,000	27,542	27,825	27,542	29,173	32,727	33,382	34,035	38,504	42,119	40,082	39,934	39,390	43,598	45,224
RBC Global Asset Management, Inc.	83,834.99	0.07%	0.01%	475,167,000	26,849	347,229	213,936	249,971	221,600	184,782	237,610	162,551	149,887	29,320	90,223	134,921	26,849	196,372
Öhman Fonder AB	4,722.21	0.01%	0.01%	475,167,000	26,440	39,369	37,190	36,149	27,500	28,000	27,700	28,300	28,600	28,800	27,140	26,940	26,440	27,000
Ameritas Investment Partners, Inc	1,989.54	0.01%	0.01%	475,167,000	25,636	28,295	25,636	26,332	26,224	27,567	27,505	28,026	27,618	27,770	27,699	28,477	29,367	30,749
Thornburg Investment Management, Inc.	27,770.74	0.01%	0.01%	475,167,000	24,903	24,903	25,816	25,816	35,558	29,451	35,521	120,950	176,225	176,889	150,414	171,804	163,833	146,885
Louisiana State Employees Retirement System	3,055.80	0.01%	0.01%	475,167,000	24,800	24,800	25,000	25,400	25,800	26,900	28,000	27,800	27,400	28,600	29,100	29,300	29,500	29,900
Ashfield Capital Partners, LLC	1,021.38	0.01%	0.01%	475,167,000	24,561	24,561	29,737	32,726	36,524	29,047	33,517	35,997	36,950	86,680	96,179	99,794	105,496	69,519
State Street Global Advisors (Japan) Company, LTD	5,136.45	0.01%	0.01%	475,167,000	24,536	24,804	24,804	24,804	24,804	24,536	27,166	27,166	26,200	26,200	27,100	27,100	28,100	28,100
Columbia Partners, LLC Investment Management	1,128.85	0.01%	0.01%	475,167,000	24,427	24,427	25,775	26,535	31,807	34,425	34,336	34,862	39,543	40,685	41,338	56,713	61,266	61,394
Baron Capital Management, Inc.	19,765.42	0.01%	0.01%	475,167,000	23,794	56,481	75,849	76,872	63,073	62,928	64,617	60,036	61,111	56,655	23,794	41,040	41,428	34,660
Sterling Capital Management, LLC	15,948.61	0.01%	0.00%	475,167,000	23,493	39,264	38,267	37,976	35,545	33,705	29,619	24,164	25,753	23,493	34,212	29,896	32,606	35,225
Zürcher Kantonalbank (Asset Management)	30,462.00	0.03%	0.00%	475,167,000	23,069	158,876	189,732	154,634	122,267	121,173	109,056	45,702	40,866	26,934	33,411	28,647	32,979	23,069
La Banque Postale Asset Management	11,459.33	0.01%	0.00%	475,167,000	22,809	25,713	44,350	36,945	46,819	47,233	42,203	42,039	42,047	22,809	24,716	23,100	27,400	34,400
MacGuire, Cheswick & Tuttle Investment Counsel, LLC.	485.21	0.01%	0.00%	475,167,000	22,742	25,981	25,378	25,808	25,338	24,509	22,814	23,019	23,124	23,049	23,044	22,794	22,742	23,567
GLG Partners, L.P.	13,034.52	0.02%	0.00%	475,167,000	22,608	74,178	38,846	27,588	32,864	37,407	143,901	125,510	43,629	41,903	22,608	39,965	39,208	39,375
Martingale Asset Management	7,094.76	0.01%	0.00%	475,167,000	22,339	56,204	76,158	77,587	80,116	72,650	62,288	42,606	22,653	23,989	22,339	32,899	50,732	35,289
Capstone Asset Management Company	3,488.88	0.01%	0.00%	475,167,000	21,749	26,678	26,864	25,624	29,981	29,906	26,854	25,483	23,697	23,597	22,277	21,749	27,428	32,229
Allianz Global Investors GmbH	65,926.43	0.07%	0.00%	475,167,000	21,711	323,964	244,076	223,297	209,899	172,088	21,711	24,880	50,230	90,965	47,687	43,713	43,271	41,244
Creative Planning, Inc.	16,412.85	0.01%	0.00%	475,167,000	21,500	64,245	56,072	50,289	47,310	49,597	37,609	32,388	30,210	33,467	28,398	24,767	22,944	21,500
Sentry Investment Management, LLC	2,379.07	0.01%	0.00%	475,167,000	21,143	32,257	32,005	30,206	29,734	29,615	33,479	32,217	27,458	21,143	22,183	24,394	21,890	21,690
Meiji Yasuda Asset Management Company, LTD	2,750.73	0.01%	0.00%	475,167,000	20,520	24,302	24,735	23,612	23,200	21,947	21,815	20,988	20,520	21,044	22,021	24,201	24,003	25,694
Gabelli Funds, LLC	16,964.58	0.01%	0.00%	475,167,000	20,500	44,990	44,990	44,990	44,990	39,800	36,900	34,700	33,500	33,200	33,200	28,200	20,500	20,500
Fort Washington Investment Advisors, Inc.	5,978.45	0.04%	0.00%	475,167,000	20,077	198,018	184,496	184,309	186,587	187,499	184,534	185,915	166,037	156,130	20,077	54,542	21,238	22,643
Commonwealth Equity Services, Inc.	13,536.82	0.01%	0.00%	475,167,000	19,816	67,827	59,128	53,407	46,352	39,289	31,912	26,678	27,724	29,686	27,361	30,715	25,400	19,816
Capital International, LTD (U.K.)	3,386.49	0.01%	0.00%	475,167,000	19,260	27,640	24,250	28,430	28,310	28,560	19,260	19,460	26,960	28,360	31,460	32,260	35,960	35,900
AP 3/Tredje AP-Fonden	11,874.02	0.01%	0.00%	475,167,000	18,620	26,516	33,929	37,763	38,155	28,874	27,508	18,620	47,577	47,577	56,197	56,197	26,180	26,180
Northeast Investment Management, Inc.	1,041.91	0.01%	0.00%	475,167,000	18,518	35,261	33,146	30,919	29,412	28,182	24,275	19,004	18,518	19,906	33,936	35,700	35,726	33,427
BMO Asset Management U.S.	26,551.34	0.04%	0.00%	475,167,000	18,141	199,210	197,456	139,300	141,475	93,635	18,378	18,141	19,937	19,743	18,666	21,580	20,097	19,903
Badgley Phelps & Bell, Inc.	1,152.40	0.01%	0.00%	475,167,000	17,725	25,425	25,507	25,980	26,604	26,206	25,550	26,248	27,099	29,358	23,629	23,327	17,725	17,751
Delta Lloyd Asset Management N.V.	6,561.27	0.01%	0.00%	475,167,000	17,666	37,004	67,747	64,008	68,886	65,589	64,411	62,877	21,245	21,658	20,480	23,193	19,795	17,666
Davis Selected Advisers, L.P.	24,113.75	0.40%	0.00%	475,167,000	17,313	1,911,921	2,031,382	2,235,410	2,662,030	2,803,142	3,126,309	4,497,620	4,631,023	4,670,390	3,320,506	2,341,553	1,096,136	17,313
Fiduciary Trust Company (U.S.)	3,086.01	0.01%	0.00%	475,167,000	16,857	28,256	21,203	21,080	22,326	17,206	17,065	16,857	17,374	19,736	20,442	21,272	20,389	20,038
Stifel, Nicolaus & Company, Inc.	13,234.11	0.01%	0.00%	475,167,000	16,758	56,906	42,871	39,097	37,403	35,176	159,294	19,609	16,758	18,627	32,749	35,251	39,753	21,090
BMO Capital Markets	37,408.24	0.04%	0.00%	475,167,000	16,660	210,857	172,668	148,970	16,660	44,265	225,418	117,382	500,186	394,037	272,342	244,136	282,743	345,596
Capital One Asset Management, LLC	1,334.39	0.01%	0.00%	475,167,000	15,893	27,252	27,175	27,323	26,722	25,031	23,075	22,144	20,658	18,331	18,094	15,893	15,900	16,133
JAG Capital Management, LLC	450.06	0.01%	0.00%	475,167,000	15,160	26,809	27,319	27,842	29,190	37,085	38,294	39,216	19,821	15,160	30,480	30,615	48,233	48,980
BlackRock International, LTD	17,708.66	0.01%	0.00%	475,167,000	14,929	50,352	62,911	71,503	68,960	58,138	77,348	60,086	42,869	42,367	23,216	41,653	39,647	14,929
MFS Investment Management Canada, LTD	9,233.25	0.01%	0.00%	475,167,000	14,892	34,876	41,665	43,926	44,461	41,664	15,640	14,892	17,265	21,500	22,528	20,521	17,343	19,962
AQR Capital Management, LLC	83,802.37	0.11%	0.00%	475,167,000	14,228	531,218	547,459	499,712	540,278	497,385	435,442	104,567	22,583	14,228	95,427	191,750	355,850	363,050
ABN AMRO Investment Solutions S.A.	8,434.31	0.01%	0.00%	475,167,000	14,080	33,957	29,410	31,065	31,261	51,338	58,482	51,283	32,371	19,983	14,962	19,481	23,350	14,080
LMM, LLC	1,879.81	0.02%	0.00%	475,167,000	13,805	109,712	13,805	15,615	21,865	137,315	127,915	127,915	128,325	128,925	126,510	116,340	118,165	117,695
RWC Partners, LTD	6,621.18	0.01%	0.00%	475,167,000	12,705	44,801	71,332	61,680	17,106	60,594	84,751	86,400	64,597	17,677	15,489	15,134	12,705	22,211
NNIP Advisors B.V.	27,414.58	0.03%	0.00%	475,167,000	12,492	144,864	158,984	152,789	162,393	23,232	27,269	13,348	12,492	19,825	23,259	26,948	33,022	34,714
Commerce Investment Advisors, Inc.	6,691.06	0.01%	0.00%	475,167,000	12,428	53,944	48,897	46,328	17,659	17,729	17,512	17,261	15,987	16,143	13,537	12,681	12,507	12,428
Liberty Mutual Group Asset Management, Inc.	2,899.91	0.01%	0.00%	475,167,000	12,427	28,902	29,073	27,808	24,751	22,729	12,427	13,478	19,581	20,254	19,290	19,097	18,044	17,489
Advisors Asset Management, Inc.	6,001.53	0.01%	0.00%	475,167,000	12,266	51,425	47,360	41,055	36,503	28,716	17,850	13,192	12,266	19,500	18,074	20,004	23,031	21,439
Shelton Capital Management	1,159.37	0.01%	0.00%	475,167,000	11,698	28,011	28,011	28,011	27,171	27,798	26,574	25,357	23,205	20,291	16,017	13,702	12,816	11,698
SunTrust Robinson Humphrey, Inc	12,629.52	0.01%	0.00%	475,167,000	11,338	31,812	30,401	28,497	28,659	28,536	11,338	12,286	14,528	12,279	21,788	25,808	23,787	21,271
Robert W. Baird & Company, Inc.	11,922.12	0.01%	0.00%	475,167,000	11,106	52,929	33,704	37,068	33,647	40,101	37,778	35,091	34,914	27,350	11,106	13,385	17,365	19,035
Atalanta Sosnoff Capital, LLC	2,817.72	0.02%	0.00%	475,167,000	10,654	112,249	100,573	101,646	98,382	181,189	190,459	120,552	29,106	29,087	11,261	10,654	266,419	269,290
Natixis Asset Management	33,878.36	0.03%	0.00%	475,167,000	10,521	125,905	222,976	43,353	10,521	202,572	17,541	239,224	192,396	281,460	34,714	146,091	362,454	372,041
J.P. Morgan Asset Management (Canada), Inc.	5,054.58	0.01%	0.00%	475,167,000	10,493	63,542	80,115	83,905	74,962	78,547	88,096	54,124	44,519	10,493	14,796	61,721	62,899	57,886
Brown Advisory, LLC	27,597.44	0.18%	0.00%	475,167,000	10,094	852,533	949,628	1,087,389	1,332,997	1,243,660	1,472,592	1,826,051	1,659,286	70,535	32,657	19,784	19,095	10,094
Daiwa Asset Management Company, LTD	66,075.70	0.01%	0.00%	475,167,000	10,000	25,585	65,256	60,994	68,519	74,925	57,859	62,966	51,231	34,198	27,634	23,194	10,000	10,300

Suffolk Capital Management, LLC	731.09	0.01%	0.00%	475,167,000	9,838	29,935	27,345	28,434	24,491	27,193	27,672	30,841	40,429	9,838	34,096	21,942	21,997	29,560
Amalgamated Bank of New York	2,212.32	0.01%	0.00%	475,167,000	9,397	42,274	34,885	34,765	15,180	11,564	14,489	13,943	13,153	10,092	11,574	10,822	9,397	9,580
SG Americas Securities, LLC	11,134.10	0.02%	0.00%	475,167,000	9,110	71,557	9,110	547,556	545,066	711,336	204,243	196,403	229,332	282,213	483,076	421,784	477,684	489,665
RBC Dominion Securities, Inc.	28,586.36	0.04%	0.00%	475,167,000	8,690	206,952	150,109	121,297	112,975	39,493	38,857	43,906	39,347	23,865	16,879	18,191	10,589	8,690
Boston Private Wealth, LLC	2,418.34	0.01%	0.00%	475,167,000	8,548	26,921	22,837	23,560	26,187	26,665	27,185	24,087	23,736	22,952	8,548	8,557	9,750	11,265
Banque Lombard Odier & Cie S.A.	13,015.42	0.01%	0.00%	475,167,000	8,387	25,826	23,101	22,955	11,165	11,165	9,340	9,674	10,382	12,215	14,276	13,801	11,183	8,387
Ladenburg Thalmann Asset Management, Inc.	7,194.76	0.01%	0.00%	475,167,000	8,322	45,980	38,730	33,507	30,181	30,182	25,871	27,889	26,979	21,840	11,264	12,970	12,189	8,322
BBVA Compass Bank (Asset Management)	1,419.74	0.01%	0.00%	475,167,000	7,948	28,107	28,293	28,927	28,968	27,985	26,273	23,567	20,852	17,434	15,494	9,301	8,820	7,948
Personal Capital Advisors Corporation	3,359.49	0.01%	0.00%	475,167,000	7,802	34,422	33,132	33,411	30,721	31,352	29,478	30,187	29,637	23,737	18,771	14,708	9,818	7,802
Bradley Foster & Sargent, Inc.	2,355.69	0.01%	0.00%	475,167,000	7,711	31,507	29,796	29,506	31,476	34,389	32,195	47,661	47,790	48,020	48,810	7,711	8,495	53,737
Pioneer Investment Management, Inc.	29,708.42	0.15%	0.00%	475,167,000	7,322	714,471	490,197	399,719	9,731	11,052	7,961	7,509	7,622	7,322	215,695	230,865	229,854	233,296
Van Eck Associates Corporation	30,692.89	0.01%	0.00%	475,167,000	7,273	47,929	50,339	52,048	32,444	37,366	49,677	52,567	79,080	195,847	149,733	122,228	7,273	9,078
Twin Capital Management, Inc.	1,554.18	0.01%	0.00%	475,167,000	7,150	25,195	24,910	20,850	19,180	23,900	21,970	13,850	13,000	7,210	7,150	7,810	9,880	9,860
Regions Investment Management, Inc.	8,167.96	0.01%	0.00%	475,167,000	6,933	28,731	26,061	18,197	19,350	18,754	19,977	18,603	15,579	6,933	25,128	27,020	27,441	24,842
Riverbridge Partners, LLC	4,821.32	0.01%	0.00%	475,167,000	6,920	51,965	52,962	53,739	55,226	56,595	55,419	54,262	54,970	55,111	6,920	9,224	9,043	7,253
Los Angeles Capital Management and Equity Research, Inc.	12,987.36	0.01%	0.00%	475,167,000	6,796	39,667	72,459	81,423	89,957	180,538	70,401	25,711	6,796	13,183	14,240	16,571	93,158	90,950
Guggenheim Partners Investment Management, LLC	7,243.40	0.01%	0.00%	475,167,000	6,335	28,953	30,829	33,819	16,028	15,955	35,508	23,065	25,764	6,335	9,839	10,870	73,886	26,124
BBVA Asset Management, S.A., S.G.I.I.C.	9,340.20	0.01%	0.00%	475,167,000	6,260	25,442	18,068	16,770	13,237	14,746	13,320	14,171	14,366	11,634	9,039	15,859	6,864	6,260
Parallax Volatility Advisers, L.P.	3,405.95	0.02%	0.00%	475,167,000	5,860	88,641	80,000	68,113	64,978	115,666	20,093	44,408	220,555	123,196	41,274	79,275	92,569	5,860
AXA Rosenberg Investment Management, LTD (U.K.)	2,827.85	0.01%	0.00%	475,167,000	5,800	29,307	33,665	31,424	34,804	38,357	28,737	18,634	7,600	5,800	7,400	7,000	14,623	13,161
Fischer Francis Trees & Watts, Inc. (U.S.)	5,068.99	0.02%	0.00%	475,167,000	5,182	99,721	102,216	97,318	91,848	90,908	149,130	155,417	144,195	71,264	5,182	8,247	38,721	93,256
QS Investors, LLC	14,452.12	0.01%	0.00%	475,167,000	5,175	52,988	50,266	49,669	50,918	83,261	88,543	48,518	9,011	9,043	6,323	11,423	5,475	5,175
DNB Asset Management AS	12,240.18	0.01%	0.00%	475,167,000	5,034	37,254	35,456	32,856	32,151	20,521	19,634	19,434	19,234	19,434	16,834	16,034	5,334	5,034
BT Investment Management	7,491.52	0.01%	0.00%	475,167,000	4,852	28,164	37,290	26,788	35,923	34,555	26,969	4,852	12,342	15,504	22,239	23,265	31,811	19,532
Morgan Stanley & Co. International, PLC	2,481.01	0.01%	0.00%	475,167,000	4,835	38,319	10,335	8,022	5,480	5,935	104,426	4,835	6,938	4,887	9,461	12,997	9,711	13,714
First Quadrant Corporation	4,889.58	0.01%	0.00%	475,167,000	4,578	28,437	35,767	43,453	31,986	42,198	12,531	5,601	4,578	5,078	5,078	5,078	22,478	45,078
Oppenheimer & Co., Inc. (Broker)	3,435.48	0.01%	0.00%	475,167,000	4,296	37,295	35,667	34,512	35,884	35,976	14,862	4,296	18,115	25,407	29,072	24,156	19,206	15,376
Credit Suisse International	3,529.17	0.01%	0.00%	475,167,000	4,284	59,247	28,854	42,086	20,042	15,245	28,424	4,284	18,023	73,804	81,876	89,635	15,994	24,998
1919 Investment Counsel, LLC	6,139.45	0.01%	0.00%	475,167,000	4,007	26,262	13,708	13,162	10,351	10,917	4,530	4,751	4,888	4,765	4,007	4,397	7,110	7,620
Northwestern Mutual Wealth Company (Wisconsin)	9,214.52	0.01%	0.00%	475,167,000	3,959	40,077	32,593	30,926	30,502	10,408	8,512	6,728	6,444	6,261	5,490	4,819	3,959	4,244
AT Investment Advisers, Inc.	15,124.96	0.08%	0.00%	475,167,000	3,952	361,985	314,852	306,742	301,028	323,370	320,444	315,649	313,264	307,354	225,656	151,245	11,478	3,952
MFS International (U.K.), LTD	49,697.80	0.01%	0.00%	475,167,000	3,242	45,088	50,982	49,421	52,129	51,369	19,930	13,903	3,242	3,404	3,739	4,365	4,011	4,132
ING Bank N.V. (Netherlands)	5,317.96	0.02%	0.00%	475,167,000	2,993	98,426	25,946	33,464	39,240	83,317	10,397	2,993	17,691	27,741	20,599	175,073	98,913	89,435
Williams Jones & Associates, LLC	3,499.48	0.01%	0.00%	475,167,000	2,770	55,742	26,230	24,801	20,205	9,126	7,756	4,711	2,770	3,180	3,950	3,900	7,650	3,525
Kames Capital PLC	19,976.15	0.02%	0.00%	475,167,000	2,618	93,160	114,939	96,303	97,457	195,801	3,408	2,618	2,790	2,790	2,790	2,790	3,081	3,081
Migdal Mutual Funds, LTD	4,343.68	0.01%	0.00%	475,167,000	2,600	43,880	2,900	2,600	3,096	3,286	2,996	2,996	2,996	2,996	2,629	4,254	4,459	4,494
Great Lakes Advisors, LLC	4,030.72	0.01%	0.00%	475,167,000	2,588	24,431	27,931	33,463	28,904	34,423	34,725	25,725	9,412	2,588	3,327	3,483	3,963	3,803
Marshall Wace North America, L.P.	15,182.23	0.05%	0.00%	475,167,000	2,428	260,257	102,363	135,186	138,579	111,587	59,557	19,753	16,650	142,239	54,821	65,804	96,204	2,428
CPR Asset Management S.A.	6,350.58	0.01%	0.00%	475,167,000	2,400	37,630	42,830	41,230	38,100	33,700	34,300	34,400	28,000	4,700	2,400	3,500	3,200	3,200
Bessemer Investment Management, LLC	22,557.88	0.08%	0.00%	475,167,000	2,086	359,867	357,388	74,922	4,002	4,237	3,344	3,368	3,508	3,215	2,800	3,152	2,116	2,086
Assenagon GmbH	14,200.99	0.03%	0.00%	475,167,000	1,961	155,397	83,682	138,622	10,564	109,028	103,104	22,600	172,232	1,961	1,961	14,231	50,954	46,016
Evercore Wealth Management, LLC	2,406.18	0.01%	0.00%	475,167,000	1,926	57,856	46,100	34,599	2,720	2,725	2,397	2,597	1,926	1,976	2,356	2,216	2,337	8,947
KBC Asset Management N.V.	17,489.34	0.02%	0.00%	475,167,000	1,744	99,225	67,083	53,688	59,483	53,580	46,568	94,903	32,293	23,993	1,744	24,342	23,773	27,181
Baldwin Brothers, Inc.	553.60	0.01%	0.00%	475,167,000	1,555	28,200	37,146	34,948	39,027	42,388	48,001	45,691	45,933	46,404	1,555	1,755	5,163	5,365
CastleArk Management, LLC	3,153.37	0.01%	0.00%	475,167,000	1,490	38,160	66,830	60,670	37,740	64,360	90,360	64,690	1,490	1,490	1,490	1,490	101,000	64,811
Nomura Securities Company, LTD (Broker)	11,693.06	0.01%	0.00%	475,167,000	1,324	47,718	13,347	13,716	5,700	1,324	8,331	52,115	25,235	141,257	90,858	153,567	113,523	123,619
Acadian Asset Management, LLC	31,830.05	0.01%	0.00%	475,167,000	1,308	28,280	332,176	117,216	107,576	230,787	9,494	4,224	4,679	4,657	1,612	1,308	1,308	1,524
Neptune Investment Management, LTD	4,351.60	0.02%	0.00%	475,167,000	1,200	72,441	72,441	74,441	47,435	63,785	57,700	58,200	1,200	1,200	51,200	166,200	201,200	211,200
Peak6 Capital Management, LLC	2,249.52	0.01%	0.00%	475,167,000	1,024	26,851	19,369	33,565	78,121	1,024	60,484	16,272	22,796	112,871	64,327	27,630	28,781	3,318
Scotia Capital, Inc. (Broker)	5,787.50	0.01%	0.00%	475,167,000	1,004	34,709	27,682	27,061	25,565	16,371	10,055	2,909	1,004	6,750	15,328	12,009	3,096	36,213
Everett Harris & Company, Inc.	2,828.18	0.01%	0.00%	475,167,000	863	35,427	34,372	30,070	24,676	31,724	18,565	2,697	2,123	1,973	1,773	1,483	1,373	863
Lyxor Asset Management S.A.	52,048.44	0.02%	0.00%	475,167,000	726	118,252	115,967	42,479	3,145	3,273	864	726	9,102	9,102	726	726	810	1,054
Barclays Bank PLC (Wealth and Investment Management)	14,144.55	0.01%	0.00%	475,167,000	703	25,914	24,930	20,965	17,666	1,242	1,317	1,085	985	978	1,246	830	703	1,000
Mirae Asset Global Investments (U.S.A.), LLC	1,751.01	0.02%	0.00%	475,167,000	672	77,626	83,785	41,712	4,722	1,506	1,567	1,603	1,600	672	702	44,244	151,371	222,734
Spinnaker Capital, LLC	1,533.05	0.01%	0.00%	475,167,000	633	26,251	18,176	12,876	4,733	633	633	633	633	633	633	633	633	633
Kimelman & Baird, LLC	568.79	0.01%	0.00%	475,167,000	600	28,775	28,775	29,139	29,124	19,466	21,450	21,450	17,960	18,120	18,550	18,640	600	600
Santander Asset Management, S.A., S.G.I.I.C.	7,504.81	0.01%	0.00%	475,167,000	587	30,715	4,186	3,862	6,085	1,474	2,045	1,997	2,037	2,351	2,351	12,769	3,721	587
Washington Trust Investors	1,545.10	0.01%	0.00%	475,167,000	551	40,624	42,052	43,713	45,202	42,805	43,280	40,333	39,983	38,487	40,489	39,587	36,137	551
Cambridge Trust Company (Asset Management)	1,419.79	0.01%	0.00%	475,167,000	508	38,843	32,318	31,684	29,242	29,711	35,091	34,429	34,291	32,907	31,972	32,157	21,892	508
KBC Fund Management, LTD	5,639.30	0.01%	0.00%	475,167,000	487	42,970	39,201	36,513	37,338	18,855	17,718	19,280	19,280	857	487	857	12,333	23,490
State Street Global Advisors Australia, LTD	6,592.59	0.01%	0.00%	475,167,000	419	28,123	35,636	31,979	1,054	32,480	24,006	2,404	1,102	902	754	519	419	419
CPP Investment Board	62,331.76	0.01%	0.00%	475,167,000	25	31,496	56,031	75,396	53,000	142,300	91,800	32,400	124,600	4,200	467	18,267	27,895	25
Sands Capital Management, LLC	29,781.20	0.48%	0.00%	475,167,000	0	2,287,389	2,498,277	2,378,408	2,323,197	2,113,048	1,745,554	0	0	2,820	6,461,118	6,578,073	6,555,089	6,430,860
Viking Global Investors, L.P.	22,448.38	0.34%	0.00%	475,167,000	0	1,626,269	2,929,305	3,278,984	3,437,493	2,567,446	3,017,764	2,282,561	0	0	0	0	0	0
Eagle Capital Management, LLC (NY)	23,637.04	0.33%	0.00%	475,167,000	0	1,549,305	1,645,017	1,767,631	1,809,452	1,782,113	2,062,495	2,099,461	2,228,456	1,721,938	0	0	0	0
Tiger Global Management, LLC	9,384.43	0.29%	0.00%	475,167,000	0	1,381,929	1,342,548	1,464,127	1,042,240	3,193,590	3,193,590	747,000	0	0	0	0	0	825,500
Lone Pine Capital, LLC (U.S.)	20,632.85	0.27%	0.00%	475,167,000	0	1,292,728	1,292,728	1,643,868	1,986,368	2,207,252	1,937,002	0	0	0	0	0	0	0
Georgia Division of Investment Services	11,562.80	0.15%	0.00%	475,167,000	0	735,335	735,335	735,335	0	0	0	0	0	0	0	0	0	0
Manning & Napier Advisors, LLC	18,064.01	0.11%	0.00%	475,167,000	0	541,938	470,358	352,110	129,130	0	0	0	353,021	746,164	770,926	755,452	169,872	182,240

TD Securities (USA), LLC (Singapore Branch)	1,196.30	0.11%	0.00%	475,167,000	0	540,000	540,000	0	0	540,000	540,000	0	545,000	895,000	895,000	895,000	895,000	895,000
Carmignac Gestion	22,219.46	0.11%	0.00%	475,167,000	0	529,345	1,219,502	1,457,043	1,599,549	1,765,405	2,174,368	2,576,653	2,133,687	0	0	0	0	0
Discovery Capital Management, LLC	6,241.63	0.10%	0.00%	475,167,000	0	478,182	219,587	228,437	558,028	218,495	521,948	64,000	240,800	0	0	0	691,401	1,108,301
Vontobel Asset Management, Inc. (U.S.)	23,454.06	0.10%	0.00%	475,167,000	0	459,390	452,060	403,115	399,841	161,319	0	0	0	0	1,854	4,539	43,097	69,563
Ruane, Cunniff & Goldfarb, Inc.	12,340.46	0.09%	0.00%	475,167,000	0	447,506	0	0	0	0	0	0	0	0	0	0	0	0
Artisan Partners, L.P.	76,211.47	0.09%	0.00%	475,167,000	0	411,996	434,968	438,613	34,802	0	0	0	0	0	131,624	289,427	218,029	176,424
Blue Ridge Capital, LLC	7,991.60	0.08%	0.00%	475,167,000	0	361,700	407,900	343,000	233,000	0	0	0	0	0	675,000	810,000	810,000	800,000
Nationwide Asset Management, LLC	24,055.10	0.06%	0.00%	475,167,000	0	304,414	322,119	285,463	283,996	344,158	340,216	288,118	173,986	161,381	162,879	241,984	0	317,215
Carnegie Asset Management FondsmaeglersIskab A/S	7,329.58	0.06%	0.00%	475,167,000	0	281,551	291,710	0	0	0	0	0	0	0	0	0	0	0
Sustainable Growth Advisers, L.P.	5,017.34	0.06%	0.00%	475,167,000	0	277,349	272,112	254,744	314,014	298,744	400,284	445,288	436,275	528,606	565,019	527,409	322,837	0
Arrowstreet Capital, L.P.	36,191.70	0.06%	0.00%	475,167,000	0	273,197	632,851	30,900	1,500	110,900	0	168,500	0	3,776	0	0	0	0
National Pension Service (Korea)	95,657.30	0.05%	0.00%	475,167,000	0	259,062	241,894	222,487	191,606	183,898	172,701	145,624	124,974	108,054	111,422	0	0	0
Standard Life Investments (USA), LTD	10,592.17	0.05%	0.00%	475,167,000	0	255,774	243,295	220,653	222,827	333,412	355,178	82,300	0	0	223,360	223,360	223,561	7,279
Hosking Partners, LLP	3,425.52	0.05%	0.00%	475,167,000	0	249,943	268,553	235,975	204,926	187,474	185,037	0	0	0	0	0	0	0
Sarasin & Partners, LLP	10,557.04	0.05%	0.00%	475,167,000	0	228,814	323,420	347,395	385,407	377,947	489,620	484,785	479,942	493,342	419,774	0	0	0
Hitchwood Capital Management, L.P.	2,564.18	0.05%	0.00%	475,167,000	0	220,000	280,000	310,000	500,000	170,000	0	300,000	390,000	51,000	0	0	0	0
Investec Asset Management, LTD (U.K.)	36,400.32	0.05%	0.00%	475,167,000	0	216,756	0	0	0	0	0	0	0	0	0	0	0	0
Royal London Asset Management, LTD	31,964.25	0.04%	0.00%	475,167,000	0	213,648	213,648	213,648	92,000	218,216	214,382	153,370	0	0	0	198,762	132,802	88,368
Vanguard Investments Australia, LTD	27,730.24	0.04%	0.00%	475,167,000	0	213,503	245,768	226,745	247,932	230,312	235,109	140,453	144,653	140,853	139,353	138,853	134,513	0
Westfield Capital Management Company, L.P.	11,418.18	0.04%	0.00%	475,167,000	0	210,628	230,246	179,719	209,050	288,023	283,277	0	0	0	0	0	4,411	422,322
Columbus Circle Investors	7,663.50	0.04%	0.00%	475,167,000	0	210,276	287,221	302,230	253,151	418,043	431,032	436,414	371,660	0	0	310,919	526,425	507,988
Arrowgrass Capital Partners, LLP	755.54	0.04%	0.00%	475,167,000	0	205,532	0	0	0	0	0	0	0	0	0	0	50,000	50,000
Harding Loevner, L.P.	27,079.42	0.04%	0.00%	475,167,000	0	197,412	340,194	341,656	343,672	352,596	401,545	417,021	405,192	0	0	0	1,040	661,322
Federated Global Investment Management Corporation	11,265.85	0.04%	0.00%	475,167,000	0	182,355	174,246	205,115	218,917	201,638	222,650	231,461	210,739	251,300	248,600	240,900	0	0
Marsico Capital Management, LLC	2,435.25	0.04%	0.00%	475,167,000	0	178,979	194,256	196,211	158,379	277,340	374,454	0	0	0	0	0	362,882	309,467
1832 ASSET MANAGEMENT U.S. INC.	37,784.75	0.04%	0.00%	475,167,000	0	175,425	174,343	243,815	275,409	211,135	243,860	127,015	171,077	0	0	0	187,250	225,172
The Boston Company Asset Management, LLC	20,652.61	0.04%	0.00%	475,167,000	0	175,307	237,178	237,797	200,158	201,323	282,112	312,397	0	0	1,150	231,820	329,990	324,395
Whale Rock Capital Management, LLC	1,212.14	0.04%	0.00%	475,167,000	0	173,355	188,173	176,116	152,113	199,193	140,145	146,436	106,105	0	0	24,768	107,154	129,862
Jane Street Capital, LLC	8,773.49	0.04%	0.00%	475,167,000	0	172,214	170,465	46,066	12,824	83,988	62,429	21,398	70,114	30,518	14,985	58,793	0	556
Senator Investment Group, L.P.	6,744.49	0.04%	0.00%	475,167,000	0	170,000	170,000	170,000	255,000	0	0	0	0	0	0	0	0	0
Temasek Holdings Pte., LTD	90,290.34	0.04%	0.00%	475,167,000	0	169,255	0	0	0	0	0	0	0	0	0	0	0	0
Green Valley Investors, LLC	1,904.74	0.03%	0.00%	475,167,000	0	161,015	164,953	239,071	321,509	210,000	0	0	0	0	0	0	0	0
Generation Investment Management, LLP	9,657.51	0.03%	0.00%	475,167,000	0	159,969	0	0	0	0	0	386,314	585,953	675,797	572,779	493,047	0	0
Banque Pictet & Cie S.A.	4,370.26	0.03%	0.00%	475,167,000	0	154,469	124,687	119,935	110,034	84,838	100,349	0	131,426	148,858	149,085	126,825	97,235	90,937
NWI Management, L.P.	1,205.71	0.03%	0.00%	475,167,000	0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
Henderson Geneva Capital Management	5,110.37	0.03%	0.00%	475,167,000	0	144,721	0	0	0	0	0	0	0	0	0	0	0	0
Three Bays Capital, L.P.	1,223.45	0.03%	0.00%	475,167,000	0	126,200	0	0	0	0	0	0	0	0	0	0	0	0
Alkeon Capital Management, LLC	4,141.25	0.03%	0.00%	475,167,000	0	123,492	149,010	147,600	0	0	0	0	0	86,936	168,806	272,446	296,536	241,896
Capital Fund Management S.A.	5,579.52	0.03%	0.00%	475,167,000	0	121,463	107,031	22,411	107,709	748	13,636	6,416	21,011	0	3,368	0	10,322	0
Southpoint Capital Advisors, L.P.	2,174.34	0.03%	0.00%	475,167,000	0	120,000	80,000	130,000	50,000	0	0	0	0	220,000	0	0	0	0
Stockbridge Investors	2,056.73	0.03%	0.00%	475,167,000	0	119,881	57,569	0	0	0	0	0	0	0	0	0	0	0
Rockefeller & Company, Inc.	5,036.97	0.02%	0.00%	475,167,000	0	108,721	108,913	114,723	522	123	123	0	50	0	0	0	0	0
Fidelity Management & Research (Hong Kong), LTD	11,983.51	0.02%	0.00%	475,167,000	0	107,395	82,366	70,366	45,200	16,500	34,900	152,000	107,200	54,000	0	0	5,100	143,277
CIBC World Markets Corp.	9,177.72	0.02%	0.00%	475,167,000	0	107,109	65,170	31,665	28,232	38,869	32,364	83,381	70,000	70,000	0	0	0	0
RBC Global Asset Management (UK), LTD	12,798.88	0.02%	0.00%	475,167,000	0	106,672	100,672	101,075	102,617	95,737	100,763	105,963	105,163	65,844	117,915	57,515	15,065	0
Lord, Abbett & Co., LLC (Asset Management)	35,837.17	0.02%	0.00%	475,167,000	0	102,356	171,343	183,494	99,460	175,548	199,335	139,199	32,621	0	1,827	4,727	6,279	35,651
Axiom Investors	4,749.21	0.02%	0.00%	475,167,000	0	100,545	88,499	56,780	53,628	103,193	106,833	68,040	0	0	91,888	95,448	90,436	0
Dorsal Capital Management, LLC	1,593.02	0.02%	0.00%	475,167,000	0	100,000	160,000	150,000	90,000	0	0	0	0	0	0	0	0	0
PIMCO - Pacific Investment Management Company	8,587.76	0.02%	0.00%	475,167,000	0	98,521	0	38,760	21,301	4,468	0	18,703	16,500	61,613	15,149	0	0	0
ClariVest Asset Management, LLC	3,880.79	0.02%	0.00%	475,167,000	0	98,011	98,370	100,573	100,420	126,063	126,790	98,780	77,480	0	7,631	12,731	17,631	25,431
HSBC Global Asset Management Deutschland GmbH	3,905.90	0.02%	0.00%	475,167,000	0	92,862	87,089	86,056	8,729	475	69,068	94,419	72,060	71,619	63,151	38,429	22,700	0
PPM America, Inc.	14,619.43	0.02%	0.00%	475,167,000	0	92,410	72,335	57,585	28,385	48,795	535	0	0	4,800	4,800	4,800	0	0
Valiant Capital Management, L.P.	885.44	0.02%	0.00%	475,167,000	0	92,250	92,250	92,250	98,100	168,800	207,500	201,778	289,278	238,000	0	0	0	0
EMS Capital, L.P.	988.53	0.02%	0.00%	475,167,000	0	90,000	90,000	90,000	36,000	0	0	0	30,000	0	48,000	0	96,000	96,000
CA Indosuez Wealth Management	3,631.92	0.02%	0.00%	475,167,000	0	89,537	85,844	71,200	0	4,214	1,519	1,519	1,497	1,497	1,456	1,456	1,629	1,629
Sumway Development, LTD		0.02%	0.00%	475,167,000	0	88,810	88,250	35,650	35,650	0	0	0	0	0	0	0	0	0
Boston Advisors, LLC	4,211.88	0.02%	0.00%	475,167,000	0	85,049	78,099	52,691	52,587	107,172	22,906	21,551	0	0	0	0	0	0
Contour Asset Management, LLC	1,103.84	0.02%	0.00%	475,167,000	0	82,213	47,342	63,179	78,268	159,494	0	0	0	0	0	0	0	100,772
Immersion Capital, LLP	319.61	0.02%	0.00%	475,167,000	0	78,256	78,256	78,256	152,256	236,256	0	0	0	0	0	0	0	0
Blackstone Equity Managed Account Platform	2,202.38	0.02%	0.00%	475,167,000	0	78,147	130,752	196,448	154,830	216,066	0	0	0	0	0	0	0	0
Rovida Advisory Services, LLC	449.60	0.02%	0.00%	475,167,000	0	76,820	0	0	127,425	62,700	0	0	0	0	0	0	0	0
Light Street Capital Management, LLC	732.88	0.02%	0.00%	475,167,000	0	75,000	80,000	75,000	90,000	65,000	60,000	23,568	48,071	50,000	0	0	0	0
Standard Life Investments, LTD (U.K.)	72,364.87	0.02%	0.00%	475,167,000	0	74,009	73,871	78,460	77,495	55,765	54,831	9,370	0	0	0	0	0	0
Meadow Creek Investment Management, LLC	3,863.13	0.02%	0.00%	475,167,000	0	72,998	0	0	0	0	0	0	0	0	0	0	0	0
Flossbach von Storch AG	14,172.19	0.02%	0.00%	475,167,000	0	72,200	0	0	0	0	0	0	0	0	0	0	0	0
Candriam Belgium S.A.	13,696.15	0.01%	0.00%	475,167,000	0	70,991	85,826	84,480	83,622	0	32,414	26,350	24,449	25,719	21,946	20,371	23,701	19,426
VGI Partners Pty., LTD	396.74	0.01%	0.00%	475,167,000	0	68,962	66,140	62,071	61,804	51,855	48,239	48,330	48,528	46,557	27,178	0	0	0
Cutler Group, L.P. (Proprietary)	2,131.12	0.01%	0.00%	475,167,000	0	68,343	8,392	5,609	9,050	4,426	0	0	0	0	0	0	0	0
Artemis Fund Managers, LTD	24,852.52	0.01%	0.00%	475,167,000	0	66,479	85,413	78,829	49,090	100,468	83,888	50,346	8,322	3,287	9,272	0	0	0
British Airways Pension Investment Management, LTD	5,947.90	0.01%	0.00%	475,167,000	0	65,940	65,940	66,000	66,000	66,000	85,810	61,990	61,990	61,990	0	0	0	0

Paloma Partners Management Company	3,571.77	0.01%	0.00%	475,167,000	0	65,504	756	5,180	2,646	2,625	1,609	6,849	0	8,450	0	0	0	0
AP 1/Första AP-Fonden	12,916.91	0.01%	0.00%	475,167,000	0	63,971	87,807	41,989	0	0	0	0	0	0	0	0	0	0
D.F. Dent & Company, Inc.	3,561.35	0.01%	0.00%	475,167,000	0	63,917	2,606	1,294	684	829	829	903	915	805	637	0	0	0
Think Investments	226.43	0.01%	0.00%	475,167,000	0	63,300	68,300	92,000	119,200	76,900	62,000	0	0	0	0	0	0	0
Tremblant Capital Group	1,193.29	0.01%	0.00%	475,167,000	0	61,779	22,069	39,354	52,888	0	58,551	58,403	207,754	316,229	341,062	297,009	106,023	149,362
Coronation Asset Management Pty., LTD	12,599.21	0.01%	0.00%	475,167,000	0	60,794	63,216	67,507	74,578	61,358	57,697	99,694	96,067	111,498	91,590	22,451	0	0
Mar Vista Investment Partners, LLC	2,473.36	0.01%	0.00%	475,167,000	0	60,698	60,579	44,618	0	13,051	74,674	0	0	31,705	0	0	0	0
Elkfork Partners, LLC	3,039.57	0.01%	0.00%	475,167,000	0	60,116	0	0	0	0	0	0	0	0	0	0	0	0
Samlyn Capital, LLC	4,283.81	0.01%	0.00%	475,167,000	0	59,871	95,341	101,395	100,228	0	0	293,092	131,300	0	144,032	46,732	0	0
Zurich Life Assurance PLC	3,247.51	0.01%	0.00%	475,167,000	0	59,132	62,820	58,278	48,368	48,252	51,264	0	0	0	0	0	0	0
CI Global Investments, Inc.	5,351.50	0.01%	0.00%	475,167,000	0	58,621	39,404	4,000	10,053	0	0	0	0	0	0	0	3,060	0
Oppenheimer Asset Management Inc.	1,531.65	0.01%	0.00%	475,167,000	0	56,100	67,900	64,900	0	0	0	0	0	45,711	93,841	160,201	183,781	173,421
Blue Arrow Capital Management, LLC	360.21	0.01%	0.00%	475,167,000	0	55,892	55,892	55,892	55,892	55,892	55,892	94,727	89,900	0	0	0	0	6,184
Zweig-DiMenna Associates, LLC	1,285.23	0.01%	0.00%	475,167,000	0	55,668	55,563	72,612	20,636	70,756	81,744	46,176	75,573	0	0	0	0	97,315
Kayne Anderson Rudnick Investment Management, LLC	8,570.30	0.01%	0.00%	475,167,000	0	55,323	57,149	40,517	36,709	37,157	37,444	29,964	21,343	0	0	0	0	0
Ascend Capital, LLC	2,155.50	0.01%	0.00%	475,167,000	0	55,074	0	0	0	0	0	0	0	0	0	0	0	0
Smith Asset Management Group, L.P.	3,411.54	0.01%	0.00%	475,167,000	0	54,649	54,369	31,069	9,799	14,199	0	0	0	0	0	0	0	0
CI Investments, Inc.	23,774.62	0.01%	0.00%	475,167,000	0	52,695	57,410	53,910	81,300	0	2,600	2,600	2,600	2,600	2,600	2,600	2,600	2,600
Cookson Peirce & Company, Inc.	887.20	0.01%	0.00%	475,167,000	0	52,111	52,144	44,603	31,407	30,512	26,705	0	0	0	0	0	0	0
Odey Asset Management, LLP	4,127.10	0.01%	0.00%	475,167,000	0	51,540	141,583	145,963	186,205	166,677	199,128	205,270	247,000	211,400	2,000	1,300	0	5,000
Motley Fool Wealth Management, LLC	934.60	0.01%	0.00%	475,167,000	0	51,441	40,193	40,965	38,537	37,602	36,300	28,118	22,466	9,344	0	0	0	0
Oakmont Corporation	546.66	0.01%	0.00%	475,167,000	0	51,322	52,211	54,190	39,480	50,430	0	0	0	0	0	0	0	0
White Elm Capital, LLC	674.63	0.01%	0.00%	475,167,000	0	51,238	50,838	56,238	72,438	44,937	64,037	58,137	0	0	0	0	0	0
Origin Asset Management, LLP	2,551.10	0.01%	0.00%	475,167,000	0	50,892	50,892	45,792	12,787	10,500	0	0	0	0	0	0	0	0
Altimeter Capital Management, LLC	1,949.76	0.01%	0.00%	475,167,000	0	50,000	0	0	20,000	20,000	20,000	20,000	20,000	20,000	20,000	15,400	5,200	2,000
Falcon Edge Capital, L.P.	1,006.15	0.01%	0.00%	475,167,000	0	49,850	74,150	89,650	122,850	95,500	0	0	0	0	0	0	0	0
Wolverine Trading, LLC	2,126.60	0.01%	0.00%	475,167,000	0	49,167	19,076	0	0	0	0	0	0	0	0	0	0	0
DuPont Capital Management Corporation	4,825.54	0.01%	0.00%	475,167,000	0	48,623	54,366	52,147	48,068	48,605	45,308	13,689	6,084	0	0	0	0	0
Janney Montgomery Scott LLC	6,629.57	0.01%	0.00%	475,167,000	0	48,499	43,246	0	0	33,976	31,064	31,348	28,874	29,225	31,367	30,343	29,057	24,777
HAP Trading, LLC.	1,442.78	0.01%	0.00%	475,167,000	0	48,337	0	0	0	0	0	0	0	38,506	0	11,750	37,607	0
Jyske Bank A/S (Asset Management)	3,763.96	0.01%	0.00%	475,167,000	0	47,900	51,500	52,200	52,500	53,000	52,600	0	0	0	0	0	0	0
Glen Harbor Capital Management, LLC	3,687.72	0.01%	0.00%	475,167,000	0	47,234	0	0	0	0	0	0	0	0	0	0	0	0
Global Endowment Management, L.P.	658.54	0.01%	0.00%	475,167,000	0	47,000	45,900	45,900	79,350	79,350	93,850	93,850	93,850	93,850	58,750	58,750	0	0
Chicago Equity Partners, LLC	3,761.92	0.01%	0.00%	475,167,000	0	46,307	73,542	72,887	34,638	111,103	111,765	7,150	0	0	0	0	38,630	48,735
PointState Capital, L.P.	6,193.04	0.01%	0.00%	475,167,000	0	46,243	482,543	481,243	800	0	3,000	4,200	0	0	0	17,600	15,000	47,900
Markel-Gayner Asset Management Corporation	4,175.27	0.01%	0.00%	475,167,000	0	46,000	34,000	19,500	9,000	3,300	0	0	0	0	0	0	0	15,700
Northwestern Mutual Investment Management Company, LLC	5,069.59	0.01%	0.00%	475,167,000	0	45,287	38,928	14,760	14,741	14,602	14,125	14,083	13,870	0	0	0	0	0
Adams Diversified Equity Fund, Inc.	2,285.36	0.01%	0.00%	475,167,000	0	44,100	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	0	0
Westwood Management Corporation (Illinois)	520.80	0.01%	0.00%	475,167,000	0	44,060	45,540	46,140	22,510	600	600	600	600	0	0	0	600	600
Hoplite Capital Management, L.P.	1,879.55	0.01%	0.00%	475,167,000	0	43,046	33,540	0	0	0	0	0	0	0	0	0	0	0
HighTower Advisors, LLC	9,203.33	0.01%	0.00%	475,167,000	0	42,835	39,777	39,582	42,298	36,804	33,225	0	25,085	26,656	24,474	29,349	25,144	26,836
Alberta Investment Management Corporation	10,648.22	0.01%	0.00%	475,167,000	0	42,800	44,900	38,100	27,300	39,500	11,400	4,500	0	42,757	99,200	92,800	92,800	91,200
Industriens Pensionsforsikring A/S	5,663.89	0.01%	0.00%	475,167,000	0	41,263	41,263	41,263	41,263	41,263	41,263	41,263	0	0	0	0	0	0
Ignis Investment Services, LTD	7,616.03	0.01%	0.00%	475,167,000	0	40,554	46,929	46,929	54,562	63,974	62,383	0	0	0	0	0	0	136,593
McKinley Capital Management, LLC	3,868.46	0.01%	0.00%	475,167,000	0	40,473	66,541	51,870	7,110	992	0	0	0	0	0	0	13,439	0
CCLA Investment Management, LTD	3,092.43	0.01%	0.00%	475,167,000	0	40,146	40,146	40,146	0	0	0	0	0	0	0	0	0	0
Miura Global Management, LLC	450.45	0.01%	0.00%	475,167,000	0	40,000	70,000	65,000	75,000	0	0	0	0	0	0	0	0	0
Connor Clark & Lunn Investment Management, LTD	18,686.21	0.01%	0.00%	475,167,000	0	39,935	42,825	63,675	32,425	40,275	41,350	26,800	10,900	0	0	0	5,210	2,510
CIBC World Markets, Inc.	24,174.53	0.01%	0.00%	475,167,000	0	39,583	45,206	25,069	10,243	20,743	19,057	977	0	3,536	2,219	945	710	12,122
Mark Asset Management Corporation	368.52	0.01%	0.00%	475,167,000	0	39,180	40,227	40,167	40,314	34,850	21,728	19,743	22,200	0	0	0	0	25,362
Avalon Advisors, LLC	2,781.47	0.01%	0.00%	475,167,000	0	39,088	40,399	39,412	38,177	0	0	29,872	30,537	29,049	26,671	26,130	25,383	25,269
Rothschild Asset Management, Inc.	8,011.86	0.01%	0.00%	475,167,000	0	38,705	39,812	38,679	0	0	0	0	0	0	0	0	0	0
Ziff Brothers Investments, LLC	449.25	0.01%	0.00%	475,167,000	0	38,000	26,500	63,000	78,000	66,000	0	0	0	0	0	0	0	0
Tiverton Asset Management, LLC	1,684.19	0.01%	0.00%	475,167,000	0	37,764	33,326	78,543	96,025	90,000	0	0	0	0	0	0	0	0
Pictet & Cie (Europe) S.A.	1,333.13	0.01%	0.00%	475,167,000	0	36,601	30,087	29,265	28,110	25,031	24,375	0	31,422	33,135	28,233	19,331	20,592	19,021
Russell Investments, LTD	7,630.67	0.01%	0.00%	475,167,000	0	36,512	65,610	50,163	38,779	48,482	13,129	11,225	11,881	5,791	4,332	2,782	0	0
Simplex Trading, LLC	974.67	0.01%	0.00%	475,167,000	0	35,643	6,680	0	0	19,275	0	16,711	0	82,515	0	0	0	0
Beutel Goodman & Company, LTD	16,267.75	0.01%	0.00%	475,167,000	0	35,132	32,431	32,431	32,431	0	0	0	0	0	0	0	0	0
The Clarius Group, LLC	236.07	0.01%	0.00%	475,167,000	0	34,941	34,091	34,232	33,930	33,913	0	0	0	0	0	0	0	0
Neuburgh Advisers, LLC	2,221.89	0.01%	0.00%	475,167,000	0	34,352	0	0	0	0	0	0	0	0	0	0	0	0
Nippon Life Global Investors Americas, Inc.	1,085.35	0.01%	0.00%	475,167,000	0	33,820	33,830	34,480	34,280	33,630	18,990	18,310	4,990	0	40,365	35,705	35,705	33,845
Menora Mivtachim Mutual Funds, LTD	2,141.21	0.01%	0.00%	475,167,000	0	33,550	16,500	0	0	0	0	0	0	0	0	0	0	0
Roosevelt Investment Group, Inc.	1,127.02	0.01%	0.00%	475,167,000	0	32,664	36,644	24,434	22,281	40,154	0	0	0	0	0	0	0	0
Alyeska Investment Group, L.P.	11,034.08	0.01%	0.00%	475,167,000	0	32,171	46,569	0	0	0	0	0	0	0	0	0	0	0
Buckingham Capital Management Inc.	753.93	0.01%	0.00%	475,167,000	0	31,821	30,520	30,192	28,528	17,628	4,933	0	0	0	0	0	7,000	5,000
Crosslink Capital, Inc.	644.98	0.01%	0.00%	475,167,000	0	31,672	28,355	0	0	31,940	45,830	12,790	0	0	0	0	65,621	68,531
Steadfast Capital Management, L.P.	4,959.66	0.01%	0.00%	475,167,000	0	30,759	87,880	89,970	56,700	0	0	0	0	0	0	0	0	0
Redwood Investments, LLC	1,107.14	0.01%	0.00%	475,167,000	0	30,614	11,188	11,367	0	36,424	30,229	28,092	8,965	0	0	0	0	0
Stevens Capital Management, L.P.	2,449.04	0.01%	0.00%	475,167,000	0	29,381	7,375	0	33,083	42,070	0	6,888	3,350	0	0	85,875	121,822	1,666
Swarthmore Group, Inc.	668.80	0.01%	0.00%	475,167,000	0	28,860	28,250	30,975	42,975	54,625	0	0	0	0	9,800	9,800	89,125	75,300
Skandia Liv	1,895.77	0.01%	0.00%	475,167,000	0	28,826	35,326	41,426	39,396	42,496	39,896	39,896	37,896	40,096	52,696	54,496	53,196	0
Essex Investment Management Company, LLC	607.48	0.01%	0.00%	475,167,000	0	28,397	28,324	28,533	29,385	29,744	30,149	16,771	0	3,700	28,440	28,869	27,504	23,989
First Long Island Investors, LLC	574.38	0.01%	0.00%	475,167,000	0	28,297	28,557	29,810	31,367	30,996	30,956	31,325	31,433	8,900	0	0	7,200	7,200
Advisor Fondförvaltning AB	431.26	0.01%	0.00%	475,167,000	0	28,200	23,200	23,200	23,200	23,200	23,200	13,200	13,200	13,200	13,200	0	0	0

Soros Fund Management, LLC	4,349.61	0.01%	0.00%	475,167,000	0	28,100	39,510	12,537	41,140	106,363	77,877	0	0	0	0	15,000	0	32,500
The Cypress Funds, LLC	404.11	0.01%	0.00%	475,167,000	0	27,500	31,700	31,700	40,000	30,000	0	0	0	0	0	0	0	0
Aviva Investors France S.A.	4,562.03	0.01%	0.00%	475,167,000	0	26,928	23,414	22,225	22,225	22,225	23,429	23,429	26,164	39,164	26,164	19,664	15,900	0
Quoniam Asset Management GmbH	4,657.73	0.01%	0.00%	475,167,000	0	26,845	0	0	0	0	0	0	0	0	0	0	0	0
Manulife Asset Management (Hong Kong), LTD	3,052.15	0.01%	0.00%	475,167,000	0	26,638	26,452	25,734	26,645	26,396	0	0	0	0	0	0	0	0
Stacey Braun Associates, Inc.	1,522.15	0.01%	0.00%	475,167,000	0	26,557	27,030	26,543	26,835	28,633	392	9,847	0	0	0	24,912	34,421	35,275
Tikvah Management, LLC	205.20	0.01%	0.00%	475,167,000	0	26,222	26,222	26,222	26,222	26,222	26,222	26,222	26,222	0	0	0	0	0
Oak Ridge Investments, LLC	3,084.95	0.01%	0.00%	475,167,000	0	26,211	34,881	35,100	36,202	36,437	36,161	36,034	35,987	36,098	7,565	7,786	0	0
Standard Life Wealth, LTD	1,146.04	0.01%	0.00%	475,167,000	0	26,110	26,068	25,274	24,206	0	0	0	0	0	0	0	0	0
CTC, LLC	88.26	0.01%	0.00%	475,167,000	0	26,096	5,416	0	0	40,111	0	3,716	1,787	0	0	0	1,244	0
Ardevora Asset Management, LLP	3,955.02	0.01%	0.00%	475,167,000	0	26,000	27,700	29,400	28,800	21,500	9,800	6,900	0	0	0	0	0	0
Seaward Management Limited Partnership	1,870.87	0.01%	0.00%	475,167,000	0	25,839	23,265	22,428	18,551	839	778	732	760	1,250	1,195	1,195	1,060	0
Schroder Investment Management (Australia), LTD	4,861.97	0.01%	0.00%	475,167,000	0	25,800	25,400	0	0	0	0	0	0	0	0	0	0	0
Union Investment Privatfonds GmbH	41,511.78	0.01%	0.00%	475,167,000	0	25,218	213,415	201,784	193,794	205,051	160,483	170,271	15,250	10,000	9,500	9,500	0	0
Friess Associates, LLC	1,018.68	0.01%	0.00%	475,167,000	0	25,171	24,780	40,420	40,420	32,814	42,082	42,082	0	0	0	0	0	0
Ilmarinen Mutual Pension Insurance Company	10,034.82	0.01%	0.00%	475,167,000	0	25,000	25,000	25,000	25,000	25,000	0	0	0	0	0	0	0	0
Greenbrier Partners Capital Management, LLC	396.97	0.01%	0.00%	475,167,000	0	25,000	20,000	20,000	0	0	0	0	0	0	0	0	0	0
Chilton Capital Management, LLC	955.52	0.01%	0.00%	475,167,000	0	24,649	26,921	29,974	32,510	43,738	57,600	59,818	60,213	16,560	0	0	0	50
Crestwood Capital Management, L.P.	267.78	0.01%	0.00%	475,167,000	0	24,610	28,095	18,941	18,375	0	0	0	0	0	0	0	0	0
Quantitative Investment Management, LLC	3,974.50	0.01%	0.00%	475,167,000	0	24,500	49,400	73,900	43,800	37,000	2,500	0	32,200	0	0	0	0	0
Zacks Investment Management, Inc.	3,483.43	0.01%	0.00%	475,167,000	0	24,186	25,119	13,317	12,382	12,343	6,141	0	0	0	0	11,354	14,791	0
BNP Paribas Investment Partners UK, LTD	6,589.56	0.00%	0.00%	475,167,000	0	17,010	15,919	15,231	15,258	0	0	0	0	0	0	0	0	7,866

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 28, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
PayPal Holdings, Inc. (PYPL)
Proxy Access – 50 Participants
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 23, 2017 no-enforcement request.

The company failed to disclose whether any of is purported scenarios for shareholder groups to meet the company's demanding continuous 3-year holding requirement actually represented 3 continuous years of holdings. Thus the company analysis so far is not relevant.

Plus if the company belatedly provides additional scenario information of outstanding stock held *continuously* for 3-years the company may inadvertently demonstrate how easy it is to come up with this type of verifying information and will disprove its reason to object to the vetting of 50 proxy access participants – "expense." The expense will be less that the cost of a no action request.

The company also has not disclosed how it applies a continuous 3-year mandatory stockholding requirement for a group.

For instance does a group only need to keep its combined stockholdings above the 3-year level? For instance would the company allow one group member to sell off 3 year-old stock while another member's stockholdings of 2.9 years aged past 3-years – to keep the overall group average above water.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Brian Yamasaki <byamasaki@paypal.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 22, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
PayPal Holdings, Inc. (PYPL)
Proxy Access – 50 Participants
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 23, 2017 no-enforcement request.

The attached February 22, 2017 revised rebuttal analysis in regard to the NextEra Energy, Inc. no action request, with a key heading of Substantial Implementation Based on False Assumptions, has analogies to PayPal Holdings.

The attached chart shows that NextEra had an average of 16.12% of shares traded in or out during the last reported quarter ending 12/31/2016.

Similar data is not available for PayPal Holdings. This is probably since PayPal is a recent spin-off. However PayPal could be similar to NextEra in stock trading volatility.

Despite the burden of proof resting with PayPal Holdings, the no-action request was devoid of any analysis of the impact of the trading volatility in shrinking the eligible shares held by large shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Brian Yamasaki <byamasaki@paypal.com>

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

February 22, 2017

Re: NextEra Energy, Inc. (NEE)
Shareholder Proposal submitted by Myra K. Young
SEC Rule 14a-8

To Whom It May Concern:

On behalf of my wife, Myra K. Young (the "Proponent"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to request that staff of the Division of Corporate Finance (the "Staff") reconsider its February 10, 2017, response to the no-action request by NextEra Energy, Inc. (the "Company") dated December 19, 2016, with respect to the Company's plans to exclude the Proponent's shareholder proposal ("Proposal") to amend the Company's shareholder proxy access requirements from the Company's proxy materials for its 2017 annual meeting of shareholders.

We are providing new information with regard to the turnover of share ownership, which calls into question one the Company's fundamental assumptions for their contention that Company policies, practices and procedures compare favorably with the guidelines of the proposal and that the Company has, therefore, substantially implemented the proposal.

In advancing their fallacious arguments, the Company has not met the burden of proof required by Rule 14a-8(g). They have not demonstrated that even one hypothetical group of 20 shareholders can meet the holding requirements of their existing bylaws nor have they demonstrated there is no significant difference between those bylaws and the Proposal.

Substantial Implementation Based on False Assumptions

On page 6 of its initial no-action request dated December 19, 2016, the Company contends,

> 'the largest 20 institutional shareholders of the Company own approximately

> 38% of the outstanding common stock, and each of these 20 institutional shareholders owns more than 0.7%. *Assuming institutional ownership has been stable for three years*, the concentration of significant shareholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination." (my emphasis)

Continuing on page 7,

> A group requiring 20 shareholders would therefore hold an average of approximately 700,902 shares per member. According to NASDAQ, as of September 30, 2016, 85 shareholders owned at least 700,902 shares.

This is a totally fallacious argument, since we all know institutional ownership is *not* typically stable over any three year period.

Despite the burden resting with the Company, the no-action process was devoid of any significant analysis of the impact of the holding period on the number of eligible shares. Reference Rule 14a-8(g): "Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."

As we argued in our letter of January 15, 2017, some funds should not be considered in estimating the number of potential participants. Many hedge funds would not be able to meet the Company requirement that they "acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control…" Other investors appear to be unlikely participants, since they are passively managed and have never filed a proposal or participated in an activist campaign.

However, even barring those arguments, the Company has not demonstrated that our proposal is insubstantially different or that their own language can be implemented.

What the Available Data Shows

As we indicated previously, the Council of Institutional Investors found "that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined." (See page 2, http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf)

We have now examined the Company's top 100 shareholders as of December 31, 2016, reported by FactSet Research and the position changes reported from the prior quarter. On average, the positions of these 100 funds changed 16.12% over the course of the *single quarter*. (See attached spreadsheet, NEE top 100.xls.) Of course, there are 12 quarters in a 3 year period, so it is not unreasonable to expect that many, if not most of the 85 shareowners touted by the Company as being able to combine to form a viable group would not be able to do so.

According to the New York Stock Exchange, where the Company is listed, the annualized turnover rate for 2016 was 70%. (See NYSE Group turnover, http://www.nyxdata.com/nysedata/asp/factbook/viewer_edition.asp?mode=tables&key=317&category=3)

However, as Jason Zweig reports in the Wall Street Journal (See *Why Hair-Trigger Traders Lose the Race*, April 2015, http://blogs.wsj.com/moneybeat/2015/04/10/why-hair-trigger-stock-traders-lose-the-race/)

> Many of the same stocks are also traded elsewhere; about three-quarters of their total volume occurs on other exchanges and trading platforms.
>
> Including trades on all marketplaces, the annual turnover rate in U.S. stocks is running at 307% so far this year, up from 303% in 2014, reckons Ana Avramovic, a director of trading strategy at Credit Suisse in New York.

Conclusion

In permitting the exclusion of proposals, Rule 14a-8 imposes the burden of proof on companies, See Rule 14a-8(g). Companies seeking to establish the availability of subsection (i)(10), therefore, have the burden of showing both the insubstantiality of any revisions proposed by the shareholder proposal and the actual implementation of the company alternative. The Company has shown neither.

Based on the foregoing facts and analysis, on behalf of the Proponent, we respectfully request that Staff overturn its February 10, 2017, no-action decision and concur that the Company cannot exclude the Proposal from its 2017 Proxy Materials on the basis of that decision.

If Staff has any questions regarding this request or requires additional information, please contact the undersigned at 916.869.2402 or via e-mail to jm@corpgov.net.

Sincerely,

James McRitchie
Shareholder Advocate

Myra K. Young
NEE Shareholder

Attachment
cc: Scott Seeley, Corporate Secretary <Scott.Seeley@nexteraenergy.com>
John Chevedden

Pages 58 through 61 redacted for the following reasons:
- -

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 21, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
PayPal Holdings, Inc. (PYPL)
Proxy Access – 50 Participants
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 23, 2017 no-enforcement request.

One issue not addressed by the company is that its bylaws require the shares to be held for 3-years. Yet according to PoliticFact, the average holding time for stocks has fallen to 4-months.
http://www.politifact.com/virginia/statements/2016/jul/06/mark-warner/mark-warner-says-average-holding-time-stocks-has-f/

A 4-month holding period reduces the likelihood that 20 shareholders will meet the 3-year requirement since many shareholders will have held only a small fraction, if any, of the shares they hold today for the entire 3-year period.

Under Rule 14a-8(g) the company has the burden of proof to show that their bylaw restrictions, limiting the number of shareholders that form a group, can be met by only 20 shareholders. Since the company has completely ignored the mandatory 3-year holding period, the company has failed to provide evidence that their restrictive proxy access bylaw provisions are anything but an illusion of shareholder proxy access.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Brian Yamasaki <byamasaki@paypal.com>



"The average time someone used to hold a share of stock back in the '60s was eight years. Now, the average time is four months."

— *Mark Warner on Sunday, June 19th, 2016 in a radio interview.*


MOSTLY TRUE
POLITIFACT
TRUTH-O-METER™

Mark Warner says average holding time for stocks has fallen to four months

By Warren Fiske on Wednesday, July 6th, 2016 at 12:00 a.m.

U.S. Sen. Mark Warner joined the ranks of Wall Street critics during a recent radio interview, by complaining that investors increasingly are focused on reaping quick profits from companies at the expense of long-term value.

"The average time someone used to hold a share of stock back in the '60s was eight years. Now, the average time is four months," he said during an

About this statement:

Published: Wednesday, July 6th, 2016 at 12:00 a.m.

Researched by: Warren Fiske

Edited by: Brice Anderson

Subjects: Corporations, Economy, Wealth

Sources:

Mark Warner, Radio interview on "The Cat's Roundtable," June 19, 2016 (20-minute mark on audio).

interview on "Cat's Roundtable," a New York City radio talk show hosted by John Catsimatidis, a billionaire businessman.

We wondered whether Warner, D-Va., is right about the plunge in share-holding time.

Warner's office sent us a variety of articles by academics, investment strategists, newspapers and magazines that contained similar statistics to the ones cited by the senator.

The source of the historic data is the New York Stock Exchange which, for most of the 20th century, was the dominant U.S. stock-trading venue.

Here's the NYSE's average holding period for stocks at the start of each new decade, beginning at Warner's mark in 1960:

•1960, eight years, four months;

•1970, five years, three months;

•1980, two years, nine months;

•1990, two years, two months; and

•2000, one year, two months.

But many new trading venues have opened and expanded in recent decades - E*Trade and NASDAQ, for example - and the New York Stock

Email from Kevin Hall, communications director for Mark Warner, June 21, 2016.

Forbes, "Stock market becomes short attention theater of trading," Jan. 21, 2011.

LPL Financial, "Weekly Market Commentary," Aug. 6, 2012.

Yale School of Management, "Does focusing on shareholder value hurt shareholder value?" Nov. 13, 2012.

The Wall Street Journal, "Why hair-trigger traders lose the race," April 10, 2015.

New York Stock Exchange, "NYSE Group turnover, 2010-2016," accessed June 28, 2016.

New York Stock Exchange, "Annual reported volume, turnover rate, reported trades," 1900-2003.

Emails from Azar Boehm, communications manager for Credit Suisse, June 29-30, 2016.

Bloomberg, "Where has all the stock trading gone?" May 10, 2012.

The World Bank, "Stocks traded, turnover ratio of domestic shares," 1975-2015.

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Exchange's dominance has diminished.

About 25 percent of all U.S. trading now occurs on the NYSE, which has high financial requirements for the companies it lists and generally deals with large, stable stocks.

In 2004, the NYSE changed its formula for calculating average share-holding periods to focus on its own listings. Credit Suisse that year began computing share-holding data that reflect the broader U.S. stock market.

Credit Suisse figures show that in 2008 and 2009, when the nation was mired in the Great Recession, shares turned over an average almost five times a year. That's slowed to about three times a year since 2013 or, as Warner put it, once every four months.

The World Bank offers more conservative figures, saying U.S. shares, on average, turned over four times a year during the Great Recession and that slowed to 1.65 times a year in 2015 - or about once every eight months.

Stock market analysts and academics note a variety of reasons for the quickening turnover of shares. Many say the days of small ma-and-pa investors have given way to an era of mutual funds and hedge funds that exert strong pressure of companies to produce short-term profits.

The growth of e-trading also is cited; so are federal

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laws passed in 1993 that tied the bonuses of executives to their achievement of measurable performance goals in order for the bonuses to be tax-deductible for their companies.

Warner said the consequence of "activist investors" is that corporations pay less attention to training workers and to research and development. He said Congress should explore offering tax incentives to companies that embrace those long-range goals.

Many activist investors, to the contrary, say their actions have been beneficial and note that the stock market has continued to rise over the decades.

Our ruling

Warner said, "The average time someone used to hold a share of stock back in the '60s was eight years. Now, the average time is four months."

The gist of Warner's statement is undeniable: The average holding period for stocks has eroded greatly during the past 56 years.

The specifics of Warner's statement, however, need a little elaboration. Estimates by Credit Suisse jibe with Warner's claim that shares, on average, now are held for four months. The World Bank estimates the holding period now is about eight months.

So we rate Warner's statement Mostly True.

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In the Richmond Times-Dispatch

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 12, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
PayPal Holdings, Inc. (PYPL)
Proxy Access – 50 Participants
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 23, 2017 no-enforcement request.

The company did not claim that the proponent asserted that any particular standard would ensure a workable shareholder proxy access process. Due to the newness of private ordering shareholder proxy access it may take a number of baby steps on various separate parameters of proxy access (that often take up 4000 bylaw words) to establish a workable shareholder proxy access process. Plus the Council of Institutional Investors is concerned about "the potential for various creative ways to block or frustrate" the use of shareholder proxy access.

Enabling at least 50 shareholders to participate in shareholder proxy access may be only one of a number of baby steps before there is a workable shareholder proxy access process based on at least one director candidate name actually appearing on a company annual meeting ballot.

Text based on the above words would seem appropriate for February 2017 and later supporting statements regarding shareholder proxy access proposals asking for 50 participants.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Brian Yamasaki <byamasaki@paypal.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 24, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
PayPal Holdings, Inc. (PYPL)
Last Years Proxy Access
Status Quo Request
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 23, 2017 no-action request.

The company claims that its de minimis year-old proxy access entities it to respite.
The company failed to provide any data on the percent of its shares which have been owned continuously for 3-years – which are the only shares that count for proxy access. Not even a guesstimate. The company has the burden of proof.

There has been only one attempt to use proxy access and it got shot down at the starting gate. The company claims there is a "market consensus" for proxy access but this is based on the flawed theory that the only companies determine the market – and early in the game to boot. The company is asking that a version of proxy access be grandfathered before there is one successful attempt of proxy access.

For instance H&R Block (HRB) adopted "market consensus" proxy access prior to its 2016 annual meeting. Yet the 2016 rule 14a-8 proxy access reform proposal by James McRitchie received a significant 30% vote at HRB. Plus Mr. McRitchie's HRB proposal was considerably more ambitious than this proposal.

On page 7 the company complains about "undue burden" but fails to devote even 25-words to the steps it would take to vet as few as 21 participants. And the company is silent on whether it would commit to vet participants once the 3% threshold is met.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Brian Yamasaki <byamasaki@paypal.com>

[PYPL – Rule 14a-8 Proposal, December 3, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 15 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because GMI Analyst said that PayPal's disclosures and other public information, accounting and financial reporting practices raised concerns regarding their overall effectiveness. GMI flagged our company for potential concerns regarding extreme values on revenue recognition ratios and extreme values on asset-liability valuation ratios.

GMI flagged our board for potential concerns regarding directors who may have too many other board commitments and executives who served on too many other boards of public companies. A board with active CEOs and overboarded directors may not be able to provide effective oversight of our management. External distractions can limit the time and attention required for directors to fulfill their fiduciary duties. The board only met only 2 times in a year. Subpar Board practices like these make a case for at least 50 shareholders to aggregate their shares to replace directors.

Please vote to enhance shareholder value:
Shareholder Proxy Access Reform – Proposal [4]
[The above line – *Is* for publication.]

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

ggerstman@sidley.com
(312) 853 2060

January 23, 2017

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: PayPal Holdings, Inc. – Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

PayPal Holdings, Inc., a Delaware corporation ("PayPal" or the "Company"), hereby notifies the Division of Corporation Finance of its intention to exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (the "2017 Annual Meeting" and such materials, collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") for the reasons stated below.

This letter, together with the Proposal and the related correspondence, are being submitted to the Staff via email in lieu of mailing paper copies. A copy of this letter and the attachments are being sent on this date to the Proponent advising him of PayPal's intention to omit the Proposal from its 2017 Proxy Materials. We respectfully remind the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

THE PROPOSAL

On December 6, 2016, the Company received from the Proponent a letter submitting the Proposal for inclusion in the 2017 Proxy Materials. The Proposal, as revised, reads as follows:

> Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

> Even if the 15 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.
>
> Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.
>
> This proposal has added importance to our company because GMT Analyst said that PayPal's disclosures and other public information, accounting and financial reporting practices raised concerns regarding their overall effectiveness. GMI flagged our company for potential concerns regarding extreme values on revenue recognition ratios and extreme values on asset-liability valuation ratios.
>
> GMI flagged our board for potential concerns regarding directors who may have too many other board commitments and executives who served on too many other boards of public companies. A board with active CEOs and overboarded directors may not be able to provide effective oversight of our management. External distractions can limit the time and attention required for directors to fulfill their fiduciary duties. The board only met only 2 times in a year. Subpar Board practices like these make a case for at least 50 shareholders to aggregate their shares to replace directors.

Copies of the Proposal, including its supporting statements, along with related correspondence with the Proponent are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) - The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal by the Time the 2017 Proxy Materials are Filed.

A. Background

In connection with its spin-off from eBay Inc., on July 17, 2015, PayPal amended and restated its Certificate of Incorporation (the "**Charter**") and its Bylaws (the "**Bylaws**"), including by adding Clauses D and E of Article VI to the Charter and Section 1.14 to the Bylaws, which permit a stockholder, or group of up to 15 stockholders, who have owned at least 3% or more of the Company's outstanding common stock for at least 36 months to include in the Company's proxy statement nominees for 20% of the number of directors who are in office as of the last day such a nomination may be delivered, in accordance with the Charter and Bylaws. The Charter and Bylaws were filed as exhibits to the Company's Form 8-K filed with the Commission on July 20, 2015. Copies of the Charter and Bylaws are also attached to this letter as Exhibit B.

Additionally, the Company intends to recommend to present at its February 2017 Corporate Governance and Nominating Committee (the "Governance Committee") meeting and its March 2017 Board meeting a recommendation that the Governance Committee and Board, respectively, adopt resolutions approving and submitting for stockholder approval at the 2017 Annual Meeting amendments to the Charter and Bylaws that would increase the number of stockholders who may aggregate their holdings to reach the 3% minimum ownership requirement (an "aggregation limit") from 15 to 20 (the "**Proposed Charter and Bylaw Amendments**"). If the Proposed Charter and Bylaw Amendments receive the requisite stockholder approval, the aggregation limit would be increased from 15 to 20. Accordingly, the Charter and Bylaws, after giving effect to the Proposed Charter and Bylaw Amendments, will already impose a reasonable and appropriate aggregation limit that will achieve the essential objective of the Proposal. The Company therefore believes that it may exclude the Proposal on the basis that it has been substantially implemented.

The Company is submitting this no-action request before the March 2017 meeting of the Board to address the timing requirements of Rule 14a-8(j). Once formal action has been taken by the Governance Committee and Board to approve and submit for stockholder approval the Proposed Charter and Bylaw Amendments, the Company will notify the Staff that these actions have been taken and provide the full text of the Proposed Charter and Bylaw Amendments. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) under similar circumstances.[1]

B. Rule 14a-8(i)(10)

Exchange Act Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." With respect to the predecessor to Rule 14a-8(i)(10), the Commission indicated that this exclusion was designed to avoid the possibility of shareholders having to consider matters that have already been favorably acted upon by the management team.[2] The Commission adopted the current version of this exclusion in 1983.[3] Applying this standard, the Staff has regularly and

---

[1] *See Starbucks Corp.* (Nov. 27, 2012); *Omnicom Group Inc.* (Mar. 29, 2011).
[2] Release No. 34-12598 (July 7, 1976) (discussing predecessor exclusion to Rule 14a-8(i)(10)).
[3] Release No. 34-20091 (Aug. 16, 1983) (indicating that the Staff's "previous formalistic application of" the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a shareholder vote on an existing company policy by changing only a few words of the policy).

consistently concurred that a proposal may be excluded when a company can demonstrate that it has already addressed the elements of the proposal.

A proposal need not be "fully effected" by the company to be excluded as substantially implemented. Similarly, a company need not have implemented each element in the precise manner suggested by the proponent.[4] The Commission has recognized that the Staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," because that interpretation enabled proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal."[5] Accordingly, the Commission takes the view that a company's actions must address the underlying concerns of the proposal or implement the essential objectives of the proposal, even if the manner in which the company implements the proposal does not correspond directly to the actions sought by the proponent and those actions do not go as far as the proposal contemplates.[6] The Staff has also explained that, "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal."[7] In other words, a company may address adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions contemplated by the proposal.

Furthermore, company actions that adequately address the underlying concerns of the shareholder proposal may satisfy the requirements for exclusion, even if they require but require pending board and/or stockholder approval. The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where the board lacks unilateral authority to adopt amendments to a certificate of incorporation or bylaws but has taken (or represents that it intends to take) all of the steps within its power to effectuate the amendments to those documents and submitted the issue for shareholder approval.[8]

---

[4] *Id.*

[5] *Id.*

[6] *See, e.g., Cisco Systems, Inc.* (Sept. 27, 2016) (concurring in the exclusion of a proposal where the proponent specifically identified that an essential element of the proposal was that there be no restriction on the number of shareholders who could form a group for proxy access purposes and where the company instead implemented a limit of 20); *WD-40 Company* (Sept. 27, 2016).

[7] *Texaco, Inc,* (Mar. 28, 1991).

[8] *See, e.g., Medivation, Inc.* (Mar. 13, 2015) (concurring in the exclusion of a proposal requesting a majority vote standard where the company expressed the board's intention to approve amendments to the bylaws and certificate of designations that would substantially implement the proposal); *Visa Inc.* (Nov. 14, 2014) (concurring in the exclusion of a proposal requesting a majority vote standard where the company expressed the board's intention to adopt amendments to the company's charter and bylaws, subject to shareholder approval, that would substantially implement the proposal and notified the Staff that the board action had been taken and represented that its

In the proxy access context, the Staff has indicated in a number of no-action letters that a 20-person aggregation limit is consistent with the essential objective of proxy access. In *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), for example, the Staff allowed exclusion of a proposal requesting a 3%/3 year/25% proxy access bylaw, with "an unrestricted" number of shareholders allowed to aggregate, where the company had instead adopted a 3%/3 year/25% bylaw with a 20-person aggregation limit. In allowing exclusion, the Staff noted that the company's bylaw achieved the "essential objective" of the proposal. Similarly, the Staff has agreed in numerous instances that, where a shareholder proposal requests that the company adopt a proxy access bylaw allowing a holder of 3% of the outstanding common stock for three years to nominate up to 25% of the board with no aggregation limit, the company will be deemed to have substantially implemented the proposal if it adopts a 3%/3 year proxy access bylaw limiting nominations to 20% of the board and imposing a 20-shareholder aggregation limit.[9]

The Staff has taken a similar position where a company that has already adopted proxy access receives a shareholder proposal to amend its proxy access provisions in limited respects, including for the purpose of eliminating a 20-person aggregation limit.[10] In *Cisco Systems, Inc.*, the correspondence with the Staff reflects that the proponent argued extensively that an "essential element" of his proposal was that an unrestricted number of shareholders should be permitted to comprise a group for purposes of proxy access and that, therefore, his proposal could not be substantially implemented by Cisco Systems' proxy access bylaw amendments that capped the number of shareholders at 20. The Staff instead concurred with Cisco Systems' position that it had in fact substantially implemented the proxy access proposal with a bylaw provision that included an 20-stockholder aggregation limit.

C. The Company's Charter and Bylaws, After Giving Effect to the Proposed Charter and Bylaw Amendments, Substantially Implement the Proposal

---

shareholders would have an opportunity to approve the amendments at the next annual meeting); *McKesson Corp.* (Apr. 8, 2011) (concurring in the exclusion of a proposal regarding supermajority standards as substantially implemented where the company's board of directors approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws); *DIRECTV* (Feb. 22, 2011) (concurring in the exclusion of a proposal as substantially implemented where the company represented that its shareholders would have an opportunity to approve amendments to the company's charter at the next annual meeting).

[9] *See, e.g., Baxter International Inc* (Feb. 12, 2016); *The Dun and Bradstreet Corp.* (Feb. 12, 2016); *Cardinal Health, Inc.* (Jul. 20, 2016); *Amazon.com Inc.* (Mar. 3, 2016); and *Time Warner Inc.* (Feb. 12, 2016).

[10] *See, e.g., Cisco Systems, Inc.* (Sep. 27, 2016) (concurring in the exclusion of a proposal where the proponent specifically identified that an essential element of the proposal was that there be no restriction on the number of shareholders who could form a group for proxy access purposes and where the company instead implemented a limit of 20); *NVR, Inc.* (Mar. 25, 2016); *WD-40 Company* (Sep. 27, 2016); *Oracle Corporation* (Aug. 11, 2016); *Oshkosh Corp.* (Nov. 4, 2016).

In each of the foregoing no-action letters relating to proxy access, the company responded to the stockholder's proposal by amending its bylaws or other relevant documents in some respect. Where the proposal requested that the company adopt a proxy access bylaw, the company adopted a proxy access bylaw, but on terms that differed from the shareholder proposal. Where the proposal requested that the company amend an existing proxy access provision, the proposal requested amendment of multiple provisions, and the company implemented certain of the requested changes but not others. Rule 14a-8(i)(10) does not require that a company change its existing policies or practices or amend its governing documents to establish that it has substantially implemented a proposal. Instead, as evidenced by the letters cited above, the rule allows a company to exclude a proposal if the company has already taken action or adopted policies, practices or procedures to address the underlying concerns and essential objectives of the proposal.

The Proposal is distinguishable from instances where a proponent has requested material changes to existing proxy access provisions. For example, in both *NVR, Inc.* and *Oshkosh Corp.*, the shareholder proposal sought to reduce a 5% minimum ownership requirement to 3%. This proposed change was deemed to be material to the proxy access provision as a whole, which therefore required the adoption of the proposed amendments in order to be deemed to have substantially implemented the proposal. In contrast, other, far less significant proposed amendments would be deemed to have been substantially implemented if the requested change does not materially affect the underlying proxy access right or the company's existing proxy access provisions already achieve the essential objective of the proposal.

In this case, the only requested amendment to the Company's proxy access provisions is an increase in the Company's 15-stockholder aggregation limit to 50. As stated above, stockholders will have an opportunity to approve a similar amendment at the 2017 Annual Meeting to increase the aggregation limit to 20. The difference between a 20-stockholder and 50-stockholder aggregation limit is relatively insignificant compared to the difference between a 5% minimum ownership requirement and a 3% minimum ownership requirement. Accordingly, the aggregation limit contemplated by the Proposed Charter and Bylaw Amendments achieves the essential objectives of the Proposal.

An aggregation limit is designed to minimize the burden on the company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also own fewer than the minimum required shares. The aggregation limit contemplated by the Proposed Charter and Bylaw Amendments achieves these dual objectives by assuring that any stockholder may form a group owning more than 3% of the common stock by combining with any of a large number of other stockholders, while avoiding the imposition on the Company and its other stockholders of the cost of processing nominations from a larger, more unwieldy group of stockholders.

A different conclusion would contradict Staff precedent and turn the "substantial implementation" analysis on its head. It has been fundamental to the interpretation and application of Rule 14a-8(i)(10) that a company need not "fully effect" a proposal or implement it in the precise manner suggested by the proponent in order to exclude the proposal as substantially implemented. On that basis, even when a proponent suggests highly specific guidelines, as the Proponent does here with his proposed 50-holder aggregation limit, the Staff permits exclusion so long as the company has addressed the underlying concern and essential objectives of the proposal.[11] Otherwise, if a proponent can simply identify any one element as "essential" to his or her proposal, and thereby preclude the Staff from evaluating the broader objectives of the proposal and whether the actions of the company satisfy those broader objectives, then the rationale for adopting Rule 14a-8(i)(10) would be lost, and companies would be put in a position of having to "fully effect" a proposal in order to successfully establish that it is excludable as substantially implemented. A proponent could simply label one or more components as "essential," irrespective of how material (or immaterial) that component is in the larger context of the overall proposal, to avoid the application of Rule 14a-8(i)(10) entirely. That is antithetical to the Commission's longstanding position on the interpretation and application of Rule 14a-8(i)(10).

The aggregation limit that best achieves an appropriate balance between making proxy access reasonably available and avoiding a process that imposes an undue burden and expense on the company to the detriment of other shareholders may vary from company to company. It makes little sense to apply a formalistic approach in this context. According to recent data, of the 342 companies that have adopted proxy access since January 1, 2015, at least 318 have adopted limitations on nominating group size of 20 or fewer shareholders, and 331 have adopted limitations on nominating group size of 25 or fewer shareholders.[12] Of these 342 companies, 339 have adopted the 3% for 3 years ownership and holding thresholds, which the Charter and Bylaws already provide. The Proposed Charter and Bylaw Amendments would increase the Company's aggregation limit to 20, in-line with the market consensus that a 20-shareholder aggregate limit is a "best practice" for proxy access. In light of the numerous instances in which the Staff has granted no-action relief to companies adopting caps on nominating groups that differ from the proponents' requested caps, the broad market consensus that a 3%/3 years/20-

[11] *Texaco, Inc.*

[12] *See* Sidley Austin LLP, "Proxy Access Reaches Tipping Point" (Jan. 3, 2017) available at: http://www.sidley.com/~/media/update-pdfs/2016/12/proxy-access-corporate-governance-report-december-2016.pdf.

holder cap formulation provides a meaningful proxy access right,[13] and the relative insignificance of the difference between the Company's proposed aggregation limit of 20 and the aggregation limit proposed by the Proponent, the Company's proposed aggregation limit under the Proposed Charter and Bylaw Amendments achieves the essential objectives of the Proposal.

Under the Company's proposed 20-person aggregation limit, as long as at least one stockholder owns at least 3% of the outstanding common stock, any stockholder may utilize proxy access simply by forming a group with that stockholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for stockholders to form a group with any number of other stockholders, including stockholders who own even less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-stockholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all stockholders, regardless of the size of their individual holdings.

The availability of proxy access to all of the Company's stockholders under a 20-stockholder aggregation limit is clearly demonstrable. Based on information compiled by the Company's Investor Relations department, as of September 30, 2016, five of the Company's institutional stockholders each owned more than 3% of the outstanding common stock. Moreover, the largest 20 institutional stockholders of the Company own approximately 43% of the outstanding common stock, and each of these 20 institutional stockholders owns more than 0.7%. The concentration of significant holdings in 20 stockholders means that some of those stockholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to for proxy access purposes. For example, ten of the other largest stockholders own between approximately 0.95% and 2.81% of the shares outstanding, and a group of just two of those ten stockholders could form a group representing at least 3% of the Company's outstanding shares. More importantly, any stockholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could achieve the minimum required ownership in any number of ways, by combining with one or a small number of the 20 largest investors. A stockholder group is not limited to these known institutional investors, of course, and a stockholder seeking to nominate a director candidate may approach any other stockholders to meet the 3% threshold. The 20-stockholder aggregation limit therefore does not unduly restrict any stockholder from forming a group to make a proxy access nomination.

To illustrate the ease of forming a nominating group, as of September 30, 2016, the Company had 1,206,645,916 shares of common stock outstanding. Based on that number, to

[13] Of the 342 companies that have adopted proxy access since January 1, 2015, 309 have adopted a 3%/3 years/20-holder cap formulation. *See id.*

meet the 3% minimum ownership requirement, a stockholder or group of stockholders would have to own, and to have owned continuously for at least three years, 36,199,378 shares. A group requiring 20 stockholders would therefore hold an average of approximately 1,809,969 shares per member. According to information compiled by the Company's Investor Relations department, as of September 30, 2016, 93 stockholders owned at least 1,809,969 shares. There are innumerable combinations that would allow the Company's 93 largest stockholders to form 20-stockholder groups (or smaller groups) for the purpose of making a proxy access nomination. And, again, smaller stockholders could combine with up to 19 of these 90 stockholders, in innumerable combinations, to form a nominating group.

The 20-stockholder aggregation limit contemplated by the Proposed Charter and Bylaw Amendments therefore provides abundant opportunities for *all* holders of less than 3% of the common stock to combine with other stockholders to reach the 3% minimum ownership requirement. Any increase in the aggregation limit merely increases the inestimable number of stockholder combinations that could yield a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less *materially* enhance, the availability of proxy access to the Company's stockholders. There is no reason to believe, however, that the type of solicitation required to form a group of stockholders of the maximum permissible size would be more likely to attract support from 50 holders of 0.06% of the common stock than 20 holders of 0.15% of the common stock.

The Company's proposed 20-stockholder aggregation limit also achieves the objective of limiting the burden and expense to the Company of reviewing and processing eligibility and other information provided by the members of a nominating group. The Proposal would more than double the effort and expense required to process information for a 20-stockholder group, without increasing proportionately the likelihood that a stockholder will be able to form a nominating group.

The Commission noted in its 2010 release adopting a proxy access rule that a 3% ownership threshold is achievable at most large companies (and therefore most likely to occur) by aggregating a small number of investors.[14] While the Commission's rule did not impose a limit on the number of shareholders who could form a group to meet the minimum ownership requirement, the Commission took into account the ease of aggregating holdings in reaching a conclusion that the minimum ownership requirement should be set at 3%. In the text of the adopting release, at notes 235-245, the Commission addressed aggregation by noting:

> " ... we considered the data in the [Memorandum from the Division of Risk, Strategy, and Financial Innovation regarding the Share Ownership and Holding Period Patterns in 13F data (November 24, 2009), available at

---

[14] *See* Release No. 33-9136 (2010).

> http://www.sec.gov/comments/s7-10-09/s71009-576.pdf] to be the most pertinent to our selection of a uniform minimum ownership percentage. We received additional data relating to large companies, however, that offer some additional indication about the number of shareholders potentially available to form a group to meet the 3% ownership threshold. One study indicated that in the top 50 companies by market capitalization as of March 31, 2009, the five largest institutional investors held from 9.1% to 33.5% of the shares, and an average of 18.4% of the shares. That same study found that among a sample of 50 large accelerated filers, the median number of shareholders holding at least 1% of the shares for at least one year was 10.5, with 45 of the 50 companies in the sample having at least seven such shareholders. Another study that was reported to us similarly suggests relatively high concentration of share ownership. According to that analysis of S&P 500 companies, 14 institutional investors could satisfy a 1% threshold at more than 100 companies, eight could meet that threshold at over 200 companies, five could meet it at over 300 companies, and three could meet it at 499 of the 500. Information from specific large issuers likewise suggests the achievability of shareholder groups aggregating 3%." (footnotes omitted).

A 20-shareholder aggregation limit has become the clear market consensus for companies that have adopted proxy access. The limit is designed to make proxy access available to all shareholders by allowing them to form groups with a broad class of shareholders, without creating a process that is burdensome, complex, unwieldy and expensive. As noted above, of the over 340 public companies that have adopted proxy access since January 2015, over 92% adopted an aggregation limit of 20 shareholders or fewer. In addition, the publicly traded parent companies of some of the largest institutional shareholders in the United States have adopted a 20-shareholder aggregation limit.[15] Similarly, Institutional Shareholder Services—a leading proxy advisory firm—has stated that, in reviewing whether a company has satisfactorily implemented proxy access in response to a shareholder proposal, it does not view a 20-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right".[16]

In making its own determination regarding the appropriate terms of the Company's proxy access provisions, the Company believes that 20 stockholders is the most appropriate aggregation limit to achieve the dual purposes of an aggregation limit. The Company recognizes that the existence of a market consensus regarding the appropriateness of a 20-stockholder aggregation limit does not automatically mean that the Company's proposed changes to its proxy access provisions substantially implement the Proposal. This consensus does, however, support

[15] Examples include T. Rowe Price Group, Inc., State Street Corporation, and Blackrock, Inc.
[16] *See U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions*, INSTITUTIONAL SHAREHOLDER SERVICES, at 19 (Mar. 14, 2016), available at https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-14-march-2016.pdf.

a conclusion that the proposed 20-stockholder aggregation limit affords stockholders ample opportunity to combine with other stockholders to form a nominating group. For this reason, as well as all of the other reasons stated above, the Proposal's 50-stockholder aggregation limit does little to make proxy access more available to or usable by the Company's stockholders.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at ggerstman@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (312) 853-2060.

Sincerely,

Gary Gerstman

Attachments

cc: Brian Yamasaki, Corporate Secretary, PayPal Holdings, Inc.
John Chevedden

Exhibit A

Copy of the Proposal and Related Correspondence

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Ms. A. Louise Pentland
PayPal Holdings, Inc. (PYPL)
2211 North First Street
San Jose, CA 95131

Dear Ms. Pentland,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

John Chevedden

December 3 2016
Date

[PYPL – Rule 14a-8 Proposal, December 3, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 15 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because GMI Analyst said that PayPal's disclosures and other public information, accounting and financial reporting practices raised concerns regarding their overall effectiveness. GMI flagged our company for potential concerns regarding extreme values on revenue recognition ratios and extreme values on asset-liability valuation ratios.

GMI flagged our board for potential concerns regarding directors who may have too many other board commitments and executives who served on too many other boards of public companies. A board with active CEOs and overboarded directors may not be able to provide effective oversight of our management. External distractions can limit the time and attention required for directors to fulfill their fiduciary duties. The board only met only 2 times in a year. Subpar Board practices like these make a case for at least 50 shareholders to aggregate their shares to replace directors.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

TD Ameritrade

12/23/2016

John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade Account ***FISMA & OMB MEMORANDUM M-07-16*** Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than the below number of shares in the above referenced account since July 1, 2015.

1. McDonald's Corporation (MCD) 50 shares
2. Equinix, Inc. (EQIX) 40 shares
3. PayPal Holdings, Inc. (PYPL) 180 shares

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jason R Hall
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 S. 108th Ave.
Omaha, NE 68154

Exhibit B

Copy of the Amended and Restated
Charter and Bylaws of PayPal Holdings, Inc.

EX-3.1 2 d31081dex31.htm EX-3.1

Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PAYPAL HOLDINGS, INC.

PayPal Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

A. The name of the corporation is PayPal Holdings, Inc. The date of the filing of its original certificate of incorporation with the Secretary of State was January 30, 2015.

B. This amended and restated certificate of incorporation amends, restates and integrates the certificate of incorporation of said corporation (the "original certificate of incorporation") and has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL") by the written consent of its sole stockholder in accordance with Section 228 of the DGCL.

C. The text of the original certificate of incorporation is hereby amended and restated to read herein as set forth in full.

D. This Amended and Restated Certificate of Incorporation shall be effective at 11:59 p.m. Eastern Standard Time on July 17, 2015.

ARTICLE I

The name of the corporation is PayPal Holdings, Inc. (the "corporation").

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

A. The total number of shares of all classes of stock which the corporation has the authority to issue is 4,100,000,000 shares, consisting of two classes: 4,000,000,000 shares of common stock, $0.0001 par value per share (the "Common Stock"), and 100,000,000 shares of preferred stock, 0.0001 par value per share (the "Preferred Stock").

B. Except as may otherwise be provided in this certificate of incorporation, in a Certificate of Designation (as defined below) or as required by law, the holders of the outstanding shares of Common Stock shall have the right to vote on all questions to the exclusion of all other stockholders, each holder of record of Common Stock being entitled to one vote for each share of Common Stock standing in the name of the stockholder on the books of the corporation.

C. The Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of Preferred Stock in one or more series, for such consideration and for such corporate purposes as the Board of Directors (or a duly authorized committee thereof) may from time to time determine, and, by filing a certificate (referred to as a "Certificate of Designation") pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof to the fullest extent now or hereafter permitted by this certificate of incorporation and the laws of the State of Delaware, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, as shall be stated and expressed in a resolution or resolutions adopted by the Board of Directors (or such committee thereof) providing for the issuance of, or increase or decrease of the number of shares of, such series of Preferred Stock.

D. Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock. Each series of Preferred Stock shall be distinctly designated. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(i) the designation of the series, which may be by distinguishing number, letter or title;

(ii) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Certificate of Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(iii) the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(iv) dates at which dividends, if any, shall be payable;

(v) the redemption rights and price or prices, if any, for shares of the series;

(vi) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(vii) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(viii) whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(ix) restrictions on the issuance of shares of the same series or of any other class or series; and

(x) the voting rights, if any, of the holders of shares of the series.

ARTICLE V

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation shall have the power to adopt, amend or repeal by-laws of the corporation (the "Bylaws"), in whole or in part.

ARTICLE VI

A. Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

B. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors that the corporation would have if there were no vacancies.

C. Each nominee for director, other than those who may be elected by the holders of Preferred Stock under specified circumstances, shall stand for election as a director at the next annual meeting of stockholders and shall, if elected, hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified, subject to their earlier death, resignation, retirement or removal from service as a director.

D. Advance notice of stockholder nominations for the election of directors and of any stockholder proposals to be considered at an annual stockholder meeting shall be given in the manner provided in the Bylaws. Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board of Directors, including by any committee or persons appointed by the Board of Directors, (ii) by a stockholder who (1) was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of shares of the corporation) both at the time of giving the notice provided for in the Bylaws and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the procedures set forth in the Bylaws as to such nomination or (iii) by a stockholder or group of stockholders as provided in Clause E of this Article VI. The foregoing Clauses (ii) and (iii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting (other than, if permitted by Article VII, pursuant to a Special Meeting Request).

E. Subject to the terms and conditions of this Clause E and the applicable provisions of the Bylaws, the corporation shall include in its proxy statement for an annual meeting of the stockholders of the corporation the name, together with the Required Information (defined below), of any person nominated for election (the "Stockholder Nominee") to the Board of Directors by one or more stockholders that satisfy, the requirements of this Clause E (such person or group, the "Eligible Stockholder"), and that expressly elects at the time of providing the notice required by this Clause E to have its nominee included in the corporation's proxy materials pursuant to this Clause E. Such notice shall consist of all of the information required in a stockholder's notice required by the Bylaws with respect to any director nomination, in proper form, along with a copy of the Eligible Stockholder's Schedule 14N (the "Schedule 14N") that has been or will be filed with the Securities and Exchange Commission (the "Commission") in accordance with Rule 14a-18 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act"), and any additional information as required to be delivered to the corporation by this Clause E (all such information collectively referred to as the "Notice"), and such Notice shall be delivered to the corporation in accordance with the procedures and at the times set forth in this Clause E. This Clause E shall be the exclusive means by which the corporation may be required (subject to the terms and conditions of this Clause E and the applicable provisions of the Bylaws) to include in its proxy statement for any meeting of the stockholders of the corporation any person nominated for election to the Board of Directors by a stockholder. Without limiting the foregoing:

(i) The Notice, to be timely, must be delivered to or mailed and received at the principal executive offices of the corporation within the time periods applicable to stockholder notices of nominations delivered pursuant to the Bylaws and further be updated and supplemented, if necessary, in accordance with the Bylaws. In addition, for the Notice to be timely, an Eligible Stockholder must file or cause to be filed its Schedule 14N with the Commission no later than the thirtieth (30th) day following the final date specified in the Bylaws for delivery of the Notice. In no event shall any adjournment or postponement of an annual meeting, the date of which has been announced by the corporation, commence a new time period for the giving of a Notice. For the avoidance of doubt, the requirement to update and supplement a Notice and to file a Schedule 14N with the Commission shall not allow an Eligible Stockholder to change or add any proposed Stockholder Nominee.

(ii) Subject to the provisions of this Clause E(ii), the maximum number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in proxy materials of the corporation pursuant to this Clause E but either are subsequently withdrawn, or that the Board of Directors itself determines to nominate for election) appearing in the corporation's proxy materials with respect to any annual meeting of stockholders shall not exceed 20% of the number of directors in office as of the last day on which the Notice may be delivered, or if such amount is not a whole number, the closest whole number below 20% of such number of directors (the "Permitted Number"): provided, that the Permitted Number shall be reduced by (1) the number of such director candidates for which the corporation shall have received one or more valid stockholder notices nominating director candidates pursuant to Clause D(ii) of this Article VI, (2) the number of directors or director candidates that the corporation has agreed to include in its proxy materials as a nominee pursuant to an agreement, arrangement or other understanding with a stockholder or group of stockholders and (3) the number of directors in office and whom the Board of Directors is renominating for election for whom access to the corporation's proxy materials was previously provided pursuant to this Clause E (other than any such director who has served as a director continuously for at least twenty-four (24) months), but only to the extent that the Permitted Number after such reduction with respect to this clause (3) equals or exceeds one (1); provided, further, that if one or more vacancies for any reason occurs on the Board of Directors at any time before the date of the annual meeting and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. If the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Clause E exceeds the Permitted Number, each Eligible Stockholder will select one Stockholder Nominee for inclusion in the corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of Common Stock each Eligible Stockholder disclosed as owned in its Notice. If the Permitted Number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(iii) An Eligible Stockholder is one or more stockholders of record who own and have owned, or are acting on behalf of one or more beneficial owners who own and have owned (in each case as defined below), continuously for at least thirty-six (36) months as of both the date that the Notice is received by the corporation pursuant to this Clause E, and as of the record date for determining stockholders eligible to vote at the annual meeting, Common Stock of the corporation representing at least three percent (3%) of the corporation's issued and outstanding Common Stock (the "Required Shares"), and who continue to own the Required Shares at all times between the date such Notice is received by the corporation and the date of the applicable meeting of stockholders, provided that the aggregate number of stockholders, and, if and to the extent that a stockholder is acting on behalf of one or more beneficial owners, of such beneficial owners, whose stock ownership is counted for the purpose of satisfying the foregoing ownership requirement shall not exceed fifteen (15). Two or more funds that are (1) under common management and investment control or (2) under common management and funded primarily by a single employer (such funds together under each of (1) or (2) comprising a "Qualifying Fund") shall be treated as one stockholder for the purpose of determining the aggregate number of stockholders in this Clause E, provided that each fund comprising a Qualifying Fund otherwise meets the requirements set forth in this Clause E. No stockholder or beneficial holder may be a member of more than one group constituting an Eligible Stockholder under this Clause E. A record holder acting on behalf of a beneficial owner will be counted as a stockholder only with respect to the shares owned by beneficial owners on whose behalf such record holder has been directed in writing to act, and, with respect to the shares covered by such directions, will be deemed to be the same stockholder as the beneficial owner for purposes of determining the number of stockholders whose holdings may be considered as part of an Eligible Stockholder's holdings.

(iv) No later than the final date specified in this Clause E for delivery of the Notice, an Eligible Stockholder must provide the following information in writing to the Secretary of the corporation: (1) one or more written statements from the record holders of the shares (and from each intermediary through which the shares are or have been held during the requisite thirty-six (36)-month holding period) verifying that, as of a date within seven calendar days prior to the date the Notice is received by the corporation, the Eligible Stockholder owns, and has owned continuously for the preceding thirty-six (36) months, the Required Shares, and the Eligible Stockholder's agreement to provide, within five (5) business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date; (2) the information required to be set forth in the Notice, together with the written consent of each Stockholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected; (3) a representation that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder) (a) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the corporation, and does not presently have such intent, (b) presently intends to maintain qualifying ownership of the Required Shares through the date of the annual meeting, (c) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than its Stockholder Nominee(s) being nominated pursuant to this Clause E, (d) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (e) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the corporation and (f) will provide facts, statements and other information in all communications with the corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading and otherwise comply with all applicable laws, rules and regulations in connection with any actions taken pursuant to this Clause E; (4) in the case of a nomination by a group of stockholders that together is such an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and (5) an undertaking that the Eligible Stockholder agrees to (a) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the corporation or out of the information that the Eligible Stockholder provided to the corporation, (b) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any violation of law, regulation or contract (including any provisions of this certificate of incorporation or the corporation's Bylaws) in connection with any nomination submitted by the Eligible Stockholder pursuant to this Clause E, and (c) file with the Commission under Regulation 14A of the Exchange Act any solicitation or other communication with the corporation's stockholders relating to the meeting at which the Stockholder Nominee will be nominated.

(v) The Eligible Stockholder may provide to the Secretary, at the time the Notice is timely delivered to the corporation pursuant to this Clause E, a written statement for inclusion in the corporation's proxy statement for the annual meeting, not to exceed 500 words, in support of the Stockholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Clause E, the corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is materially false or misleading, omits to state any material fact, or would violate any applicable law or regulation. Nothing in this certificate of incorporation shall limit the corporation's ability to solicit against and include in the proxy statement its own statement relating to any Stockholder Nominee.

(vi) At the request of the corporation, each Stockholder Nominee must (1) provide an executed agreement, in a form deemed satisfactory by the Board of Directors or its designee, that (a) the Stockholder Nominee has read and agrees, if elected, to serve as a member of the Board of Directors, to adhere to the corporation's Corporate Governance Guidelines and Code of Conduct and any other corporation policies and guidelines applicable to directors, and (b) that the Stockholder Nominee is not and will not become a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with his or her nomination, service or action as a director of the corporation, or any agreement, arrangement or understanding with any person or entity as to how the Stockholder Nominee would vote or act on any issue or question as a director, in each case that has not been fully disclosed to the corporation; (2) submit completed and signed questionnaires required of the corporation's directors (forms of which shall be made available by the Secretary following written request); and (3) provide such additional information as necessary to permit the Board of Directors to determine if such Stockholder Nominee is independent under the listing standards of each principal U.S. exchange upon which the Common Stock is listed, any applicable rules of the Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the corporation's directors. If any information or communications provided by or on behalf of the Eligible Stockholder or the Stockholder Nominee to the corporation or its stockholders ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary of any defect in such previously provided information and of the information that is required to correct any such defect.

(vii) Any Stockholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of stockholders but either (1) withdraws from or becomes ineligible or unavailable for election at the annual meeting (other than by reason of such Stockholder Nominee's death, disability or other health reason) or (2) does not receive at least 10% of the votes cast in favor of the election of such Stockholder Nominee (as calculated pursuant to the applicable provisions of the Bylaws), will be ineligible to be a Stockholder Nominee pursuant to this Clause E for the next two (2) annual meetings of stockholders of the corporation. Any Stockholder Nominee who is included in the corporation's proxy statement for a particular annual meeting of stockholders, but subsequently is determined not to satisfy the eligibility requirements of this Clause E or any other provision of this certificate of incorporation or the corporation's Bylaws, Corporate Governance Guidelines or other applicable regulation any time before the annual meeting of Stockholders, will not be eligible for election at the relevant annual meeting of stockholders and may not be substituted by the Eligible Stockholder that nominated such Stockholder Nominee.

(viii) Notwithstanding anything to the contrary, the corporation shall not be required to include, pursuant to this Clause E, any Stockholder Nominee in its proxy materials for any annual meeting of stockholders or, if the proxy statement already has been filed, to allow the nomination of a Stockholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation: (1) if the Stockholder Nominee or the Eligible Stockholder (or any member of any group of stockholders that together is such Eligible Stockholder) who has nominated such Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors; (2) who is not independent under the listing standards of each principal U.S. exchange upon which the Common Stock is listed, any applicable rules of the Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the corporation's directors, in each case as determined in good faith by the Board of Directors; (3) whose election as a member of the Board of Directors would cause the corporation to be in violation of this certificate of incorporation, the Bylaws, the rules and listing standards of the principal U.S. exchanges upon which the Common Stock is listed, or any applicable state or federal law, rule or regulation; (4) who is an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended; (5) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten (10) years; (6) if such Stockholder Nominee or the applicable Eligible Stockholder (or any individual member of a group of Eligible Stockholders) shall have provided information to the corporation in connection with such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, as determined by the Board of Directors or any duly authorized committee thereof; or (7) the Eligible Stockholder (or any member of a group of Eligible Stockholders) or applicable Stockholder Nominee otherwise breaches or fails to comply with its obligations pursuant to this certificate of incorporation, including without limitation this Clause E, or the Bylaws.

(ix) Any Stockholder Nominee who is included in the corporation's proxy materials for an annual meeting pursuant to this Clause E shall tender an irrevocable resignation in advance of the annual meeting. Such resignation shall become effective upon a determination in good faith by the Board of Directors or any duly authorized committee thereof that any of the provisions of Clause E(viii) shall be applicable.

(x) For purposes of this Clause E:

(1) "Required Information" that the corporation will include in its proxy statement is (a) the information concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the corporation's proxy statement by the regulations promulgated under the Exchange Act; and (b) if the Eligible Stockholder so elects, a Statement.

(2) An Eligible Stockholder shall be deemed to "own" only those outstanding shares of Common Stock as to which the stockholder possesses both (a) the full voting and investment rights pertaining to the shares and (b) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided, that the number of shares calculated in accordance with the immediately foregoing Clauses (a) and (b) shall not include any shares (x) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, including short sales, (y) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding Common Stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (I) reducing in any manner, to any extent or at any time in the future, such stockholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or (II) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or affiliate. A stockholder shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A stockholder's ownership of shares shall be deemed to continue during any period in which the stockholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the stockholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of Common Stock are "owned" for these purposes shall be determined by the Board of Directors.

F. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, removal or other cause may be filled (a) by a majority of the directors, although less than a quorum, (b) by a sole remaining director or (c) in accordance with the proviso in Article VII, Section E(2), and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VII

A. Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of stockholders of the corporation and may not be effected by any consent in writing by such stockholders.

B. Subject to the terms of any class or series of Preferred Stock and except as required by law, special meetings of the stockholders of the corporation may be called only by: (i) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption); (ii) the Chairman of the Board; (iii) the Chief Executive Officer; and shall be held at such place, if any, and on such date, and at such time as they shall fix; or (iv) in accordance with the following sentence, subject to the provisions of this Article VII and the other applicable provisions of this certificate of incorporation, a special meeting of the stockholders shall be called by the Secretary of the corporation upon the written request (a "Stockholder Requested Special Meeting") of one or more stockholders of record of the corporation that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty percent (20%) "net long position" of the outstanding common stock of the corporation (the "Requisite Percent") for at least thirty (30) days as of the Delivery Date.

For purposes of determining the Requisite Percent, "net long position" shall be determined with respect to each requesting holder in accordance with the definition thereof set forth in Rule 14e-4 under the Exchange Act; provided, that (x) for purposes of such definition, (1) "the date that a tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired" shall be the date of the relevant Special Meeting Request (as defined below), (2) the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of the Common Stock on the NASDAQ Global Select Market (or such other securities exchange designated by the Board of Directors if the Common Stock is not listed for trading on the NASDAQ Global Select Market) on such date (or, if such date is not a trading day, the next succeeding trading day), (3) the "person whose securities are the subject of the offer" shall refer to the corporation, and (4) a "subject security" shall refer to the outstanding common stock of the corporation; and (y) the "net long position" of such holder shall be reduced by the number of shares of Common Stock as to which the Board of Directors determines that such holder does not, or will not, have the right to vote or direct the vote at the special meeting or as to which the Board of Directors determines that such holder has entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares.

Whether the requesting holders have complied with the requirements of this Article VII and related provisions of this certificate of incorporation shall be determined in good faith by the Board of Directors, which determination shall be conclusive and binding on the corporation and its stockholders.

C. In order for a Stockholder Requested Special Meeting to be called, one or more requests for a special meeting (each, a "Special Meeting Request," and collectively, the "Special Meeting Requests") must be signed by the Requisite Percent of stockholders submitting such request and by each of the beneficial owners, if any, on whose behalf the Special Meeting Request is being made and must be delivered to the Secretary of the corporation. The Special Meeting Request(s) shall be delivered to the Secretary of the corporation at the principal executive offices of the corporation by overnight express courier or registered mail, return receipt requested. Each Special Meeting Request shall (i) set forth a statement of the specific purpose(s) of the meeting and the matters proposed to be acted on at it, (ii) bear the date of signature of each such stockholder signing the Special Meeting Request, (iii) set forth (1) the name and address, as they appear in the corporation's books, of each stockholder signing such request and the beneficial owners, if any, on whose behalf such request is made, and (2) the class, if applicable, and the number of shares of Common Stock that are owned of record and beneficially (within the meaning of Rule 13d-3 under the Exchange Act) by each such stockholder and the beneficial owners, if any, on whose behalf such request is made, (iv) include documentary evidence that the stockholders requesting the special meeting own the Requisite Percent as of the Delivery Date (as defined below); provided, that if the stockholders are not the beneficial owners of the shares constituting all or part of the Requisite Percent, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the Secretary of the corporation within ten (10) days after the Delivery Date) that the beneficial owners on whose behalf the Special Meeting Request is made beneficially own such shares as of the Delivery Date, (v) an agreement by each of the stockholders requesting the special meeting and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made to notify the corporation promptly in the event of any decrease in the "net long position" held by such stockholder or beneficial owner following the delivery of such Special Meeting Request and prior to the special meeting and an acknowledgement that any such decrease shall be deemed to be a revocation of such Special Meeting Request by such stockholder or beneficial owner to the extent of such reduction, and (vi) contain all of the information required by the Bylaws to be disclosed pursuant to the Bylaws, provided that all references to "Proposing Person" and to "Nominating Person" in the Bylaws shall, for purposes of Clause C of this Article VII, mean (1) the stockholders of record making the Special Meeting Request, (2) any beneficial owner or beneficial owners, if different, on whose behalf the Special Meeting Request is being made, and (3) any affiliate or associate (each within the meaning of Rule 12b-2 under the Exchange Act for purposes of these Bylaws) of such stockholder or beneficial owner. Each stockholder making a

Special Meeting Request and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made is required to update the notice delivered pursuant to this Article VII in accordance with the applicable provisions of the Bylaws. Any requesting stockholder may revoke his, her or its Special Meeting Request at any time prior to the special meeting by written revocation delivered to the Secretary of the corporation at the principal executive offices of the corporation. If at any time after sixty (60) days following the earliest dated Special Meeting Request, the unrevoked (whether by specific written revocation by the stockholder or pursuant to Clause C(v) of this Article VII) valid Special Meeting Requests represent in the aggregate less than the Requisite Percent, then the requesting stockholder(s) or beneficial owner(s) shall be deemed to have withdrawn such request (in connection with which the Board of Directors may cancel the meeting).

In determining whether a special meeting of stockholders has been requested by stockholders holding in the aggregate at least the Requisite Percent, multiple Special Meeting Requests delivered to the Secretary of the corporation will be considered together only if each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting (in each case as determined in good faith by the Board of Directors), and such Special Meeting Requests have been delivered to the Secretary of the corporation within sixty (60) days of the earliest dated Special Meeting Request.

D. Except as provided in the next sentence, a special meeting requested by stockholders shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the date on which valid Special Meeting Request(s) constituting the Requisite Percent are delivered to the Secretary of the corporation (such date of delivery being the "Delivery Date"). Notwithstanding the foregoing, the Secretary of the corporation shall not be required to call a special meeting of stockholders if (i) the Board of Directors calls an annual meeting of stockholders, or a special meeting of stockholders at which a Similar Item (as defined below) is to be presented pursuant to the notice of such meeting, in either case to be held not later than sixty (60) days after the Delivery Date; (ii) the Delivery Date is during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the earlier of (1) the date of the next annual meeting and (2) thirty (30) days after the first anniversary of the date of the immediately preceding annual meeting; or (iii) the Special Meeting Request(s) (1) contain an identical or substantially similar item (as determined in good faith by the Board of Directors, a "Similar Item") to an item that was presented at any meeting of stockholders held not more than one hundred and twenty (120) days before the Delivery Date (and for purposes of this Clause (iii), the election of directors shall be deemed a Similar Item with respect to all items of business involving the election or removal of directors); (2) relate to an item of business that is not a proper subject for action by the stockholders under applicable law and Article VII; (3) were made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law; or (4) do not comply with the provisions of this Article VII.

E. Business transacted at any Stockholder Requested Special Meeting (1) shall be limited to the purpose(s) stated in the Special Meeting Request for such special meeting; provided, that the Board of Directors shall have the authority in its discretion to submit additional matters to the stockholders and to cause other business to be transacted pursuant to the corporation's notice of meeting, and (2) shall not include the election, removal or replacement of directors unless a single person or entity, or "group" of persons or entities who have filed as a "group" as defined under Section 13(d) of the Exchange Act with respect to their ownership of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, has a "net long position" of greater than 50% of such shares as of the Delivery Date; provided, that following such time that a single person or entity, or "group" of persons or entities who have filed as a "group" as defined under Section 13(d) of the Exchange Act with respect to such ownership, has a net "net long position" at of greater than 50% of such shares as of the Delivery Date, then, subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any director, or the entire Board of Directors, may be removed from office at any time with or without cause, and replaced, by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class. If none of the stockholders who submitted a Special Meeting Request appears at or sends a duly authorized representative to the Stockholder Requested Special Meeting to present the matters to be presented for consideration that were specified in the Special Meeting Request, the corporation need not present such matters for a vote at such meeting.

ARTICLE VIII

A. The corporation shall not be governed by or subject to Section 203 of the DGCL.

B. Notwithstanding the foregoing, the corporation shall not engage in any business combination (as defined below), at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(i) prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(iii) at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds (2/3) of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

C. The restrictions contained in this Article VIII shall not apply if:

(i) the corporation, by action of its stockholders, adopts an amendment to this certificate of incorporation expressly deleting or deciding not to be bound by this Article VIII; provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to such adoption;

(ii) a stockholder becomes an interested stockholder inadvertently and (1) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (2) would not, at any time within the 3-year period immediately prior to a business combination between the corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(iii) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (1) constitutes one of the transactions described in the second sentence of this paragraph; (2) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors; and (3) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation shall give not less than twenty (20) days' notice to all interested stockholders prior to the consummation of any of the transactions described in Clause (x) or (y) of the second sentence of this paragraph.

D. For purposes of this Article VIII, references to:

(i) "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(ii) "associate," when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(iii) "business combination," when used in reference to the corporation and any interested stockholder of the corporation, means:

(1) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation, Clause B of this Article VIII is not applicable to the surviving entity;

(2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

(3) any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or

transfer of stock by the corporation; provided, however, that in no case under items (c)-(e) of this subsection (3) shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation (except as a result of immaterial changes due to fractional share adjustments);

(4) any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(5) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (1)-(4) above) provided by or through the corporation or any direct or indirect majority-owned subsidiary.

(iv) "control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article VIII, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(v) "interested stockholder" means any person (other than the corporation or any direct or indirect majority-owned subsidiary of the corporation) that (1) is the owner of 20% or more of the outstanding voting stock of the corporation, or (2) is an affiliate or associate of the corporation and was the owner of 20% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, that the term "interested stockholder" shall not include any person whose ownership of shares in excess of the 20% limitation set forth herein is the result of any action taken solely by the corporation; provided, that any such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of "owner" below, but shall not include any other unissued stock of the corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(vi) "owner," including the terms "own" and "owned," when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(1) beneficially owns such stock, directly or indirectly; or

(2) has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(3) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (2) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(vii) "person" means any individual, corporation, partnership, unincorporated association or other entity.

(viii) "stock" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(ix) "voting stock" means stock of any class or series entitled to vote generally in the election of directors. Every reference to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

ARTICLE IX

A. To the fullest extent permitted by law, no director of the corporation shall be personally liable either to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B. To the fullest extent permitted by applicable law, this corporation is also authorized to provide indemnification of (and advancement of expenses to) agents (and any other persons to which Delaware law permits this corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the corporation, its stockholders, and others.

C. No amendment, modification or repeal of this Article IX, nor the adoption of any provision of this certificate of incorporation inconsistent with this Article IX, shall eliminate, reduce or otherwise adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to or at the time of such amendment, modification or repeal or adoption of such inconsistent provision.

ARTICLE X

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the corporation to the corporation or the corporation's stockholders, (c) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL or this certificate of incorporation or the Bylaws (as either may be amended from time to time), or (d) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Any person or entity purchasing or otherwise acquiring any interests in shares of capital stock of the corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

ARTICLE XI

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware as they presently exist or may hereafter be amended, the corporation may from time to time alter, amend, repeal or adopt, in whole or in part, any provisions of this certificate of incorporation.

EX-3.2 3 d31081dex32.htm EX-3.2

Exhibit 3.2

AMENDED AND RESTATED BYLAWS

OF

PAYPAL HOLDINGS, INC.

(a Delaware corporation)

PayPal Holdings, Inc. (the "Corporation"), pursuant to the provisions of Section 109 of the Delaware General Corporation Law, hereby adopts these Amended and Restated Bylaws, which restate, amend and supersede the bylaws of the Corporation, as previously amended and restated, in their entirety as described below:

ARTICLE I

STOCKHOLDERS

Section 1.1 Place of Meetings. Meetings of the stockholders of the Corporation may be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law.

Section 1.2 Annual Meetings. If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date and time, as the Board of Directors shall each year fix. Any other proper business may be transacted at the annual meeting.

Section 1.3 Special Meetings. Special meetings of the stockholders may be called and business at such special meetings may be transacted only in accordance with the provisions of Article VII of the Certificate of Incorporation (defined below).

Section 1.4 Notice of Meetings. Notice of all meetings of stockholders shall be given that shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation of the Corporation as currently in effect (the "Certificate of Incorporation"), such notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 1.5 Manner of Giving Notice; Affidavit of Notice.

(a) Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his, her or its address as it appears on the records of the Corporation.

(b) Except as otherwise prohibited by the Delaware General Corporation Law and without limiting the foregoing, any notice to stockholders given by the Corporation under any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to (and not properly revoked by written notice to the Corporation) by the stockholder to whom the notice is given, to the extent such consent is required by the Delaware General Corporation Law. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent of the Corporation, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Any such notice shall be deemed given (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

(c) For the purposes of these Bylaws, an "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

(d) Except as otherwise prohibited under the Delaware General Corporation Law and without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders given by the Corporation under any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws may be given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if a stockholder fails to object in writing to the Corporation within sixty (60) days of having been given written notice by the Corporation of its intention to send the single notice in accordance with this Section 1.5(d). Any such consent shall be revocable by the stockholders by written notice to the Corporation.

(e) An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 1.6 Adjournments. Any meeting of stockholders may adjourn from time to time to reconvene at the same or another place, if any, or by means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and notice need not be given of any such adjourned meeting if the place, if any, time and date thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, then a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting.

Section 1.7 Quorum. At each meeting of stockholders, the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, except if otherwise required by applicable law. Where a separate vote by a class or classes or series is required, a majority of the shares of such class or classes or series then outstanding and entitled to vote present in person or by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting. Shares of the Corporation's stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation's stock held by it in a fiduciary capacity.

Section 1.8 Conduct of Business. Meetings of stockholders shall be presided over by such person as the Board of Directors may designate as chairman of the meeting, or, in the absence of such a person, the Chairman of the Board, or, in the absence of such person, the President of the Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting. The Secretary of the Corporation shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting. The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, adjourning the meeting if the chairman determines in his or her sole discretion that an adjournment is advisable, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting and matters which are to be voted on by ballot.

Section 1.9 Voting; Proxies. Unless otherwise provided by law or the Certificate of Incorporation, each stockholder shall be entitled to one (1) vote for each share of stock held by such stockholder of record according to the records of the Corporation. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 1.10 of these Bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the Delaware General Corporation Law. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Unless otherwise provided in the Certificate of Incorporation or a Certificate of Designation relating to a series of Preferred Stock, directors shall be elected as provided in Section 2.2 of these Bylaws. Unless otherwise provided by applicable law, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock entitled to vote thereon that are present in person or represented by proxy at the meeting.

Section 1.10 Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which (i) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be less than ten (10) nor more than sixty (60) days before the date of such meeting, and (ii) in the case of any other action, shall not be more than sixty (60) days prior to any such other action. If no record date is fixed by the Board of Directors, then the record date shall be as provided by applicable law. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 1.11 List of Stockholders Entitled to Vote. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to the stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, such list shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.11 or to vote in person or by proxy at any meeting of the stockholders. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list.

Section 1.12 Inspectors of Elections.

(a) Applicability. Unless otherwise provided in the Corporation's Certificate of Incorporation or required by the Delaware General Corporation Law, the following provisions of this Section 1.12 shall apply only if and when the Corporation has a class of voting stock that is:

(i) listed on a national securities exchange;

(ii) authorized for quotation on an interdealer quotation system of a registered national securities association; or

(iii) held of record by more than 2,000 stockholders; in all other cases, observance of the provisions of this Section 1.12 shall be optional, and at the discretion of the Corporation.

(b) Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

(c) Inspector's Oath. Each inspector of election, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability.

(d) Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall:

(i) ascertain the number of shares outstanding and the voting power of each share;

(ii) determine the shares represented at a meeting and the validity of proxies and ballots;

(iii) count all votes and ballots;

(iv) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors; and

(v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

(e) Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the inspectors at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

(f) Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies in accordance with Section 211(e) or Section 212(c)(2) of the Delaware General Corporation Law, or any information provided pursuant to Section 211(a)(2)(B)(i) or (iii) of the Delaware General Corporation Law, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.12 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 1.13 Notice of Stockholder Business to Be Brought Before an Annual or Special Meeting.

(a) Business Properly Brought Before an Annual or Special Meeting. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) brought before the meeting by the Corporation and specified in the notice of meeting given by or at the direction of the Board of Directors, (ii) brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by a stockholder who (A) was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving the notice provided for in this Section 1.13 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 1.13 as to such business. Except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act"), and included in the notice of meeting given by or at the direction of the Board of Directors, the foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders (other than pursuant to a request for a special meeting in accordance with the requirements set forth in Article VII of the Certificate of Incorporation (a "Special Meeting Request")), and the only matters that may be brought before a special meeting are the matters specified in the Corporation's notice of meeting. Stockholders seeking to nominate persons for election to the Board, if permitted by Article VII of the Certificate of Incorporation, must comply with Section 1.14 of these Bylaws, and this Section 1.13 shall not be applicable to nominations except as expressly provided in Section 1.14 of these Bylaws.

(b) Requirement of Timely Notice of Stockholder Business. Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 1.13. To be timely, a stockholder's notice with respect to an annual meeting of stockholders (other than a notice submitted in order to include a Stockholder Nominee (as defined below) in the Corporation's proxy materials, as defined and described in Clause E of Article VI of the Certificate of Incorporation) must be delivered by overnight express courier or registered mail, return receipt requested, and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one year anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, "Timely Notice"). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) Requirements for Proper Form of Stockholder Notice of Proposed Business. To be in proper form for purposes of this Section 1.13, a stockholder's notice to the Secretary shall set forth:

(i) Stockholder Information. As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation's books and records), (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future and (C) a representation whether such Proposing Person intends or is part of a group that intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding stock required to approve or adopt the proposal or (y) otherwise to solicit proxies from stockholders in support of such proposal;

(ii) Information Regarding Disclosable Interests. As to each Proposing Person, (A) any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to give such Proposing Person economic risk similar to ownership of shares of any class or series of the Corporation, including due to the fact that the value of such derivative, swap or other transactions are determined by reference to the price, value or volatility of any shares of any class or series of the Corporation, or which derivative, swap or other transactions provide, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of the Corporation ("Synthetic Equity Interests"), which such Synthetic Equity Interests shall be disclosed without regard to whether (x) such derivative, swap or other transactions convey any voting rights in such shares to such Proposing Person, (y) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such shares or (z) such Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transactions, (B) any proxy (other than a revocable proxy or consent given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to vote any shares of any class or series of the Corporation, (C) any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Proposing Person with respect to the shares of any class or series of the Corporation, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Corporation ("Short Interests"), (D) any rights to dividends on the shares of any class or series of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (E) any performance related fees (other than an asset based fee) that such Proposing Person is entitled to based on any increase or decrease in the price or value of shares of any class or series of the Corporation, or any Synthetic Equity Interests or Short Interests, if any, and (F) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (F) are referred to as "Disclosable Interests"); provided, however, that Disclosable

Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(iii) Description of Proposed Business. As to each item of business the stockholder proposes to bring before the annual or special meeting, (A) a reasonably brief description of the business desired to be brought before the annual or special meeting, the reasons for conducting such business at the annual or special meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder.

(iv) Definition of Proposing Person. For purposes of this Section 1.13, the term "Proposing Person" shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual or special meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual or special meeting is made, and (iii) any affiliate or associate of such stockholder or beneficial owner.

(d) Update and Supplement of Stockholder Notice of Proposed Business. A stockholder providing notice of business proposed to be brought before an annual or special meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 1.13 or in any Special Meeting Request shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date of the meeting, or in the case of any adjournment or postponement thereof, eight (8) business days prior to the date of such adjournment or postponement. For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 1.14(d) or any other Section of these Bylaws shall not be deemed to extend any applicable deadlines under these Bylaws, cure deficiencies in any notice of business or permit a change in the proposal, business or resolution proposed to be brought before a meeting of the stockholders.

(e) Business Not Properly Brought Before a Meeting. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual or special meeting except in accordance with this Section 1.13. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 1.13, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f) Exchange Act Compliance. This Section 1.13 is expressly intended to apply to any business proposed to be brought before an annual or special meeting of stockholders other than any proposal made pursuant to Rule 14a-8 under the Exchange Act. In addition to the requirements of this Section 1.13 with respect to any business proposed to be brought before an annual or special meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 1.13 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g) Definition of Public Disclosure. For purposes of these Bylaws, "public disclosure" shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Section 1.14 Nominations.

(a) Who May Make Nominations. Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only in accordance with the provisions of Clauses D and E of Article VI of the Certificate of Incorporation and any requirements imposed by this Section 1.14 as to such nomination. Clauses D and E of Article VI of the Certificate of Incorporation, together with any additional requirements imposed by this Section 1.14, shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting (other than, if permitted by Article VII of the Certificate of Incorporation, pursuant to a Special Meeting Request). Any person nominated for election to the Board of Directors pursuant to Clause E of Article VI of the Certificate of Incorporation shall be referred to herein as a "Stockholder Nominee."

(b) Requirement of Timely Notice of Stockholder Nominations. Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (i) provide Timely Notice (as defined in Section 1.13 of these Bylaws) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 1.14. Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 1.14. To be timely, a stockholder's notice (other than a notice submitted in order to include a Stockholder Nominee (as defined above) in the Corporation's proxy materials, as defined and described in Clause E of Article VI of the Certificate of

Incorporation) for nominations to be made at a special meeting (other than, if permitted by Article VII of the Certificate of Incorporation, pursuant to a Special Meeting Request) must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 1.13 of these Bylaws) of the date of such special meeting was first made. In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above.

(c) Requirements for Proper Form of Notice of Stockholder Nominations. To be in proper form for purposes of this Section 1.14, a stockholder's notice to the Secretary shall set forth:

(i) Stockholder Information. As to each Nominating Person (as defined below), (A) the name and address of such Nominating Person (including, if applicable, the name and address that appear on the Corporation's books and records), (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Nominating Person, except that such Nominating Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Nominating Person has a right to acquire beneficial ownership at any time in the future and (C) a representation whether such Nominating Person intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding stock reasonably believed by the Nominating Person to be sufficient to elect the nominee or nominees proposed to be nominated by the Nominating Person;

(ii) Information Regarding Disclosable Interests. As to each Nominating Person, any Disclosable Interests (as defined in Section 1.13(c)(ii), except that for purposes of this Section 1.14 the term "Nominating Person" shall be substituted for the term "Proposing Person" in all places it appears in Section 1.13(c)(ii)), and the disclosure in clause (F) of Section 1.13(c)(ii) shall be made with respect to the election of directors at the meeting;

(iii) Information Regarding Proposed Nominees. As to each person whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such proposed nominee that would be required to be set forth in a stockholder's notice pursuant to this Section 1.14 if such proposed nominee were a Nominating Person, (B) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such proposed nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any Nominating Person, on the one hand, and each proposed nominee, his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the "registrant" for purposes of such rule and the proposed nominee were a director or executive officer of such registrant, and (D) a statement as to whether the proposed nominee, if elected, intends to tender, promptly following such person's election or re-election, an irrevocable resignation effective upon the occurrence of both (1) such person's failure to receive the required vote for re-election at the next meeting at which such person would face re-election and (2) acceptance of such resignation in accordance with Section 2.2 of these Bylaws and the Corporation's Governance Guidelines for the Board of Directors; and

(iv) Other Information to Be Furnished by Proposed Nominees. The Corporation may require any proposed nominee to furnish such other information (A) as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation in accordance with the Corporation's Governance Guidelines or (B) that could be material to a reasonable stockholder's understanding of the independence or lack of independence of such proposed nominee.

(v) Definition of Nominating Person. For purposes of this Section 1.13, the term "Nominating Person" shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any affiliate or associate of such stockholder or beneficial owner.

(d) Update and Supplement of Stockholder Notice of Nominations. A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 1.14 or, if permitted by Article VII of the Certificate of Incorporation, in any Special Meeting Request, shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date of the meeting, or in the case of any adjournment or postponement thereof, eight (8) business days prior to the date of such adjournment or postponement. For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 1.13(d) or any other Section of these Bylaws shall not be deemed to extend any applicable deadlines under these Bylaws, cure deficiencies in any notice of nominations or permit a change in the nominees or nominations proposed to be made at a meeting of the stockholders.

(e) Defective Nominations. Notwithstanding anything in these Bylaws to the contrary, no person shall be eligible for election as a director of the Corporation unless nominated in accordance with this Section 1.14. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Section 1.14, and if he or she should so determine, he or she shall so declare such determination to the meeting and the defective nomination shall be disregarded.

(f) Compliance with Exchange Act. In addition to the requirements of this Section 1.14 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1 Number; Qualifications. The Board of Directors shall consist of one or more members. The number of directors shall be fixed from time to time exclusively by resolution of the Board of Directors. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

Section 2.2 Election.

(a) The directors shall be elected as provided in the Certificate of Incorporation.

(b) Each director to be elected by the stockholders of the Corporation shall be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote therefor at a meeting of the stockholders for the election of directors at which a quorum is present (an "Election Meeting"); provided, however, that if the Board of Directors determines that the number of nominees exceeds the number of directors to be elected at such meeting (a "Contested Election"), and the Board of Directors has not rescinded such determination by the date that is twenty (20) days prior to the date of the Election Meeting as initially announced, each of the directors to be elected at the Election Meeting shall be elected by the affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote at such meeting with respect to the election of such director. For purposes of this Section 2.2, a "majority of the votes cast" means that the number of votes cast "for" a candidate for director exceeds the number of votes cast "against" that director. In an election other than a Contested Election, stockholders will be given the choice to cast votes "for" or "against" the election of directors or to "abstain" from such vote and shall not have the ability to cast any other vote with respect to such election of directors. In a Contested Election, stockholders will be given the choice to cast "for" or "withhold" votes for the election of directors and shall not have the ability to cast any other vote with respect to such election of directors. In the event an Election Meeting involves the election of directors by separate votes by class or classes or series, the determination as to whether an election constitutes a Contested Election shall be made on a class by class or series by series basis, as applicable.

(c) In the event one or more incumbent directors (each, a "Subject Director") fails to receive the affirmative vote of a majority of the votes cast at an Election Meeting at which there was no Contested Election, either (i) the Corporate Governance and Nominating Committee or (ii) if one or more of the members of the Corporate Governance and Nominating Committee is a Subject Director or the Board of Directors determines that any decision to be made with respect to a Subject Director should be made by a committee other than the Corporate Governance and Nominating Committee, a committee consisting solely of independent directors (as determined in accordance with any stock exchange rules and regulations applicable to the Corporation and any additional criteria set forth in the Corporation's Governance Guidelines for the Board of Directors or Corporate Governance and Nominating Committee Charter, as applicable) who are not Subject Directors (the committee described in clause (i) or (ii) of this sentence, the "Committee") will make a determination as to whether to accept or reject any previously tendered Resignations (as defined below), or whether other action should be taken (including whether to request that a Subject Director resign from the Board of Directors if no Resignation had been tendered prior to the relevant Election Meeting). The Committee will act with respect to any Subject Directors within ninety (90) days from the date of the certification of the election results and shall notify the Subject Directors of its decision. The Committee may consider all factors it considers relevant, including any stated reasons for "against" votes, whether the underlying cause or causes of the "against" votes are curable, the relationship between such causes and the actions of such Subject Director, the factors, if any, set forth in the Corporation's Governance Guidelines for the Board of Directors or other policies that are to be considered by the Corporate Governance and Nominating Committee in evaluating potential candidates for the Board of Directors as such criteria relate to such Subject Director, the length of service of such Subject Director, the size and holding period of such Subject Director's stock ownership in the Corporation, and such Subject Director's contributions to the Corporation. Subject Directors shall not participate in the deliberation or decision(s) of the Committee. The Corporation shall publicly disclose the decision(s) of the Committee in a Current Report on Form 8-K filed with the Securities and Exchange Commission. Notwithstanding the foregoing, if the result of accepting all tendered Resignations then pending and requesting resignations from incumbent directors who did not submit a Resignation prior to the relevant Election Meeting, would be that the Corporation would have fewer than three (3) directors who were in office before the election of directors, the Committee may determine to extend such ninety (90)-day period by an additional ninety (90) days if it determines that such an extension is in the best interests of the Corporation and its stockholders. For purposes of this Section 2.2, a "Resignation" is an irrevocable resignation submitted by an incumbent director nominated for re-election prior to the relevant Election Meeting that will become effective upon the occurrence of both (i) the failure to receive the affirmative vote of a majority of the votes cast at an Election Meeting at which there was no Contested Election and (ii) acceptance of such resignation by the Committee.

(d) If a Subject Director's tendered Resignation is not accepted by the Committee or such Subject Director does not otherwise submit his or her resignation to the Board of Directors, such director shall continue to serve until his or her successor is duly elected, or his or her earlier resignation or removal pursuant to Section 2.3. If a Subject Director's Resignation is accepted by the Committee pursuant to this Section 2.2, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Section 2.3 or decrease the size of the Board of Directors pursuant to the provisions of Section 2.1 of these Bylaws.

Section 2.3 Resignation; Removal; Vacancies. Subject to the provisions of the Certificate of Incorporation, each director shall serve until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, retirement or removal from service as a director. Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. Subject to the rights of any holders of Preferred Stock then outstanding and the Certificate of Incorporation:

(i) the holders of a majority of the shares entitled to vote in an election of directors may remove any director or the entire Board of Directors with or without cause, and

(ii) any vacancy occurring in the Board of Directors for any reason, and any newly created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders having the right to vote as a single class, shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Section 2.4 Regular Meetings. Regular meetings of the Board of Directors may be held at such places, within or without the State of Delaware, and at such times as the Board of Directors may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board of Directors.

Section 2.5 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer or a majority of the members of the Board of Directors then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally or in writing, by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, overnight express courier, facsimile, electronic mail or other electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting. The notice shall be deemed given:

(i) in the case of hand delivery or notice by telephone, when received by the director to whom notice is to be given or by any person accepting such notice on behalf of such director,

(ii) in the case of delivery by mail, upon deposit in the United States mail, postage prepaid, directed to the director to whom notice is being given at such director's address as it appears on the records of the Corporation,

(iii) in the case of delivery by overnight express courier, on the first business day after such notice is dispatched, and

(iv) in the case of delivery via facsimile, electronic mail or other electronic transmission, when sent to the director to whom notice is to be given or by any person accepting such notice on behalf of such director at such director's facsimile number or electronic mail address, as the case may be, as it appears on the Corporation's records.

Section 2.6 Telephonic Meetings Permitted. Members of the Board of Directors, or any committee of the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or similar communications equipment shall constitute presence in person at such meeting.

Section 2.7 Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the total number of authorized directors shall constitute a quorum for the transaction of business. Except as otherwise provided herein or in the Certificate of Incorporation, or as required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 2.8 Chairman of the Board. The Board of Directors shall have the power to elect the Chairman of the Board from among the members of the Board of Directors. The Chairman of the Board shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and duties as provided in these Bylaws and as the Board of Directors may from time to time prescribe.

Section 2.9 Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, or in his or her absence by the Chief Executive Officer, or in his or her absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.10 Written Action by Directors. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing, or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, respectively. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.11 Powers. The Board of Directors may, except as otherwise required by law or the notice is dispatched, and Certificate of Incorporation, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2.12 Compensation of Directors. Directors, as such, may receive, pursuant to a resolution of the Board of Directors, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board of Directors.

ARTICLE III

COMMITTEES

Section 3.1 Committees. The Board of Directors may, by resolution passed by a majority of the authorized number of directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the Corporation.

Section 3.2 Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV

OFFICERS

Section 4.1 Generally. The officers of the Corporation shall consist of a Chief Executive Officer and/or a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers, including a Chief Financial Officer, as may from time to time be appointed by the Board of Directors. All officers shall be elected by the Board of Directors; provided, however, that the Board of Directors may empower the Chief Executive Officer of the Corporation to appoint officers other than the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. Any officer may resign at any time upon written notice to the Corporation. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors.

Section 4.2 Chief Executive Officer. Subject to the control of the Board of Directors and such supervisory powers, if any, as may be given by the Board of Directors, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) To act as the general manager and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) To preside at all meetings of the stockholders;

(c) To call meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and

(d) To affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation; and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors shall designate another officer to be the Chief Executive Officer. If there is no President, and the Board of Directors has not designated any other officer to be the Chief Executive Officer, then the Chairman of the Board shall be the Chief Executive Officer.

Section 4.3 President. The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors shall have designated another officer as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board of Directors to the Chairman of the Board, and/or to any other officer, the President shall have the responsibility for the general management and the control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board of Directors.

Section 4.4 Vice President. Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President, or that are delegated to him or her by the Board of Directors or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer in the event of the Chief Executive Officer's absence or disability.

Section 4.5 Chief Financial Officer. Subject to the direction of the Board of Directors and the President, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of chief financial officer.

Section 4.6 Treasurer. The Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board of Directors or the President may from time to time prescribe.

Section 4.7 Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board of Directors. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board of Directors or the President may from time to time prescribe.

Section 4.8 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.9 Removal. Any officer of the Corporation shall serve at the pleasure of the Board of Directors and may be removed at any time, with or without cause, by the Board of Directors. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

ARTICLE V

STOCK

Section 5.1 Certificates. The shares of the Corporation may be uncertificated or may be represented by certificates. The Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice-Chairman of the Board of Directors, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile.

Section 5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.3 Other Regulations. The issue, transfer, conversion and registration of stock certificates or uncertificated shares shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Indemnification of Officers and Directors. Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she (or a person of whom he or she is the legal representative), is or was a director or officer of the Corporation or a Reincorporated Predecessor (as defined below) or is or was serving at the request of the Corporation or a Reincorporated Predecessor (as defined below) as a director, officer or employee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (each such director, officer or employee, a "Covered Person"), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the Delaware General Corporation Law, against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that the Corporation shall indemnify any such Covered Person seeking indemnity in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. As used herein, the term "Reincorporated Predecessor" means a corporation that is merged with and into the Corporation in a statutory merger where (a) the Corporation is the surviving corporation of such merger; and (b) the primary purpose of such merger is to change the corporate domicile of the Reincorporated Predecessor to Delaware.

Section 6.2 Advance of Expenses. The Corporation shall pay all expenses (including attorneys' fees) incurred by a Covered Person in defending any such proceeding as they are incurred in advance of its final disposition; provided, however, that if the Delaware General Corporation Law then so requires, the payment of such expenses incurred by a Covered Person in advance of the final disposition of such proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it should be determined ultimately that such Covered Person is not entitled to be indemnified under this Article VI or otherwise; and provided, further, that the Corporation shall not be required to advance any expenses to a Covered Person against whom the Corporation directly brings a claim, in a proceeding, alleging that such person has breached his or her duty of loyalty to the Corporation, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.

Section 6.3 Non-Exclusivity of Rights. The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI. The Board of Directors of the Corporation shall have the power to delegate to such officer or other person as the Board of Directors shall specify the determination of whether indemnification shall be given to any person pursuant to this Section 6.3.

Section 6.4 Indemnification Contracts. The Board of Directors is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification rights to such person. Such rights may be greater than those provided in this Article VI.

Section 6.5 Continuation of Indemnification. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article VI shall continue notwithstanding that the person has ceased to be a Covered Person and shall inure to the benefit of his or her estate, heirs, executors, administrators, legatees and distributees; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

Section 6.6 Effect of Amendment or Repeal. The provisions of this Article VI shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a Covered Person (whether before or after the adoption of these Bylaws), in consideration of such person's performance of such services, and pursuant to this Article VI, the Corporation intends to be legally bound to each such current or former Covered Person. With respect to current and former Covered Persons, the rights conferred under this Article VI are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of these Bylaws. With respect to any Covered Persons who commence service following adoption of these Bylaws, the rights conferred under this Article VI shall be present contractual rights, and such rights shall fully vest, and be deemed to have vested fully, immediately upon such Covered Person's service in the capacity which is subject to the benefits of this Article VI.

ARTICLE VII

NOTICES

Section 7.1 General Notice. Except as otherwise specifically provided herein or required by law, all notices required to be given pursuant to these Bylaws shall be in writing and may in every instance be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by prepaid overnight express courier or facsimile. Any such notice shall be addressed to the person to whom notice is to be given at such person's address or facsimile number, as the case may be, as it appears on the records of the Corporation. The notice shall be deemed given

(i) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person;

(ii) in the case of delivery by mail, upon deposit in the United States mail, postage prepaid, directed to the person to whom notice is being given at such person's address as it appears on the records of the Corporation;

(iii) in the case of delivery by overnight express courier, on the first business day after such notice is dispatched; and

(iv) in the case of delivery via facsimile, when directed to the person to whom notice is to be given or by any person accepting such notice on behalf of such person.

Section 7.2 Waiver of Notice. Whenever notice is required to be given under any provision of these Bylaws, a written waiver of notice, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission.

ARTICLE VIII

INTERESTED DIRECTORS

Section 8.1 Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if:

(i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;